Exhibit 1.1

Agreement

relating to the sale and purchase of the whole of the issued share capital of Filtronic (Overseas Holdings) Limited and the business and assets of Filtronic Comtek (UK) Limited

(1)	Filtronic plc

(2)	Filtronic Comtek (UK) Limited

(3)	Powerwave Technologies, Inc.

Dated 12 June 2006

Osborne Clarke

One London Wall

London

EC2Y 5EB

Telephone	+44 (0) 20 7105 7000
Fax	+44 (0) 20 7105 7005

Contents

1.	Definitions and interpretation	4

2.	Conditions precedent	18

3.	Sale and purchase	21

4.	Consideration	26

5.	Stock re-sale arrangements	27

6.	Pre-completion obligations	27

7.	Completion	37

8.	Release of Guarantees and certain other liabilities	37

9.	Value Added Tax and Capital Allowances	38

10.	Debt Free/Cash Free Provisions	39

11.	Post completion matters	40

12.	Warranties	42

13.	Tax Covenant	43

14.	Purchaser’s remedies	43

15.	Limitations on liability	44

16.	Conduct of Non-Tax Claims	44

17.	Indemnities	46

18.	Product Liability Claims	47

19.	Pensions Indemnity	50

20.	Employees	50

21.	Comtek Contracts	53

22.	Pensions	55

23.	The Debts	55

24.	The Retained Liabilities	56

25.	Protection of Goodwill	56

26.	Target Employee Optionholders	58

27.	General	58

28.	Announcements	62

29.	Costs and expenses	62

30.	Notices	63

31.	Mediation	64

32.	Governing law and jurisdiction	65

Schedule 1		66

(Ownership of the Target Holding Company)		66

Schedule 2 - Part 1		67

(The Target Holding Company)		67

Schedule 2 - Part 2		73

(The Properties)		73

Schedule 3		75

(Non-Tax Warranties)		75

Schedule 4		93

(Limitations on liability)		93

Part 1 – Vendor’s Limitations		93

Part 2 – Purchaser’s Limitations on Liability		96

Schedule 5		97

(Tax Schedule)		97

Schedule 6		115

(Completion requirements)		115

Schedule 7		118

(Purchaser’s Warranties)		118

Schedule 8		121

(Management Employees)		121

II

Schedule 9	122

Schedule 10	134

(Antitrust Conditions and Undertakings)	134

Schedule 11	136

(Non-Transferred Employees)	136

Schedule 12	137

(Transferred Employees)	137

Schedule 13	138

(Excluded Assets)	138

Schedule 14	139

(Retained Liabilities)	139

Schedule 15	140

(Property Provisions)	140

Documents in agreed form at the date of this Agreement:

Disclosure Letter

Escrow Agreement

List of Comtek Contracts requiring expenditure of more than £100,000 (to be updated prior to Completion)

List of Key Contracts (to be updated prior to Completion)

List of Transferred Employees (to be updated prior to Completion)

Registration Rights Agreement

III

This Agreement is made on 12 June 2006

Between:

(1)	Filtronic plc, a company registered in England and Wales with company number 02891064 and having its registered office at The Waterfront, Salts Mill Road, Shipley, West Yorkshire BD18 3TT (the “Vendor”);

(2)	Filtronic Comtek (UK) Limited, a company registered in England and Wales with company number 02700306 and having its registered office at The Waterfront, Salts Mill Road, Shipley, West Yorkshire BD18 3TT (“Comtek”); and

(3)	Powerwave Technologies, Inc. (registered in Delaware, USA with US Federal Tax ID number: 11-2723423) whose head office is at 1801 E. St. Andrew Place, Santa Ana, CA 92705, USA (the “Purchaser”).

Background:

(A)	The Vendor has agreed to sell, and the Purchaser has agreed to purchase, the Shares on the terms and conditions set out in this Agreement.

(B)	The Vendor and Comtek have agreed to sell, or to procure the sale of, and the Purchaser has agreed to purchase, the Comtek Business and the Assets on the terms and conditions set out in this Agreement.

This Agreement witnesses as follows:

1.	Definitions and interpretation

1.1	In this Agreement, unless the context otherwise requires, the following definitions shall apply:

“Accounts” means in relation to each Target Company the audited balance sheet as at the Accounts Date and the audited profit and loss account for the financial period ended on the Accounts Date, including all documents which are required by Applicable Law to be annexed to them, copies of which are attached to the Disclosure Letter.

“Accounts Date” means 31 May 2005.

“Acquisition Proposal” means, with respect to each Target Company and Comtek, any agreement, offer, proposal or indication of interest (other than this Agreement or any other offer, proposal or indication of interest by the Purchaser), or any public announcement of intention to enter into any such agreement or (or intention to make) any offer, proposal or indication of interest, relating to, or involving:

(a)	any acquisition or purchase from any Target Company or from Comtek, or from the Vendor Group, by any person, of voting securities of a Target Company or of Comtek that if consummated would result in any person beneficially owning voting securities of such Target Company or of Comtek or any merger, consolidation, business combination or similar transaction involving such Target Company or Comtek;

(b)	any sale, lease (other than in the ordinary course of business), mortgage, pledge, exchange, transfer, licence (other than in the ordinary course of business), acquisition, or disposition of more than 10% of the assets of any Target Company or of Comtek in any single transaction or series of related transactions; or

(c)	any liquidation, dissolution, recapitalisation, demerger or other significant corporate re-organisation of any Target Company or of Comtek.

“Act” means the Companies Act 1985.

“Affiliate” means in relation to any party, any subsidiary or parent undertaking of that party and any subsidiary undertaking or parent undertaking of that parent undertaking in each case from time to time.

“Agreement” means this agreement executed as a deed (including any schedule or annexure to it which shall have the same force and effect as if set out in the body of this Agreement).

“American Company” means Filtronic Comtek, Inc., one of the Target Companies.

“Applicable Law” means, with respect to any person, property, transaction, event or other matter, any law, rule, statute, regulation, instrument, order, judgment, decree, treaty or other requirement having the force of law in any jurisdiction as at the date of this Agreement and subject to any amendment that comes into force prior to Completion (collectively, the “Law”) relating or applicable to such person, property, transaction, event or other matter. Applicable Law also includes, where appropriate, any legally binding interpretation of the Law (or any part thereof) by any person having jurisdiction over it, or charged with its administration or interpretation.

“Assets” means all that property, undertaking, rights and assets of the Comtek Business to be sold to the Purchaser on Completion pursuant to clause 3 hereof.

“Business Day” means a day (other than a Saturday or a Sunday) on which clearing banks are open for business in the City of London.

“Business Information” means all information, know how and techniques (whether or not confidential and in whatever form held) which primarily relate to:

(a)	all or any part of the Comtek Business and the Assets;

(b)	any products manufactured and/ or sold or services rendered by the Comtek Business;

(c)	any formulas, designs, specifications, drawings, data, manuals or instructions of the Comtek Business;

(d)	the operations, management, administration of financial affairs of the Comtek Business including any business plans or forecasts, information relating to future business development or planning, information relating to litigation or legal advice; and

(e)	the sale or marketing of any of the products manufactured and/or sold or services rendered by the Comtek Business, including, but without limitation, all customer names and lists, sales and marketing information (including but not limited to targets, sales and market share statistics, market surveys and reports on research) and all advertising material and promotional material, but excluding for the avoidance of doubt any Intellectual Property Rights.

“Cash Consideration” means the sum of US$150,000,000 payable to the Vendor and Comtek at Completion pursuant to sub-clause 4.1(a).

“Chinese Company” means Filtronic (Suzhou) Telecommunications Products Co. Ltd, one of the Target Companies.

“Claim” means a Warranty Claim or a claim by the Purchaser against the Vendor under the Tax Covenant or under the Indemnities (as the case may be).

“Client” means any person to whom or to which any member of the Filtronic Group or any Target Company shall at any time during the 12 month period prior to the Relevant Date have provided Restricted Business.

“Competition Authority” means any relevant government, governmental, national, supranational, competition or antitrust body or other authority in any jurisdiction in which the Wireless Infrastructure Business has sales.

“Completion” means the completion of the sale and purchase of the Shares and the Assets under this Agreement.

“Completion Documents” means the Patent Licence, the Transitional Services Agreement, the Trade Mark Licence and Assignment, the Software Sharing Agreement, any other agreement contemplated by Schedule 9 and any other agreement or document required to give effect to the Pre-Completion Restructuring.

“Comtek” means Filtronic Comtek (UK) Limited.

“Comtek Business” means those elements of the Wireless Infrastructure Business conducted by Comtek (or by any other member of the Filtronic Group) at the date hereof and at any time in the period prior to, and as at, Completion (including at any time in the period prior to the date of this Agreement).

“Comtek Claims” means all rights and claims of members of the Filtronic Group or Comtek against third parties relating to any of the Assets or otherwise arising before or after Completion in relation to the Comtek Business under any warranties, conditions, guarantees, indemnities or otherwise.

“Comtek Contracts” means all Contracts (other than contracts in respect of real property, contracts in respect of cleaning, catering and security for properties which are Excluded Assets, contracts relating to employees and the consultancy agreement between the Vendor and Alan Needle) to which Comtek, or a member of the Filtronic Group, is a party in relation to the Wireless Infrastructure Business (including any leases which are Disclosed relating to the Assets), and in the case of contracts requiring a payment of more than £100,000, which are listed in a schedule in the agreed form (which schedule will be updated by the Vendor no later than five Business Days prior to Completion to include any such contracts which are entered into after the date hereof).

“Comtek IPR’s” means all IPR’s owned (i) by Comtek or (ii) by a member of the Filtronic Group where such IPR is expressed at the product level and where it is used exclusively in the Wireless Infrastructure Business (but excluding, for avoidance of doubt, the Networks Software).

“Comtek Liabilities” means all liabilities (whether actual or contingent and whether arising before or after Completion) of any member of the Filtronic Group which relate to the Comtek Business, other than the Retained Liabilities and any Third Party Borrowing.

“Comtek Properties” means the Wolverhampton Property and the Hungarian Property.

“Conditions” means those matters set out in sub-clause 2.1 and “Condition” shall mean any of them.

“Consideration” means the aggregate consideration payable by the Purchaser to the Vendor for the Shares and the Assets under sub-clause 4.1, apportioned in accordance with sub-clause 4.2.

“Consideration Shares” means (subject to adjustment in accordance with sub-clause 3.15) the 20,700,000 shares of common stock, par value US$0.0001 per share, of the Purchaser to be allotted to the Vendor on Completion credited as fully paid.

“Contract” means any formal or informal written, oral or other agreement, contract, sub-contract, lease, binding understanding or promise, instrument, note, option, warranty, purchase order, license, sub-licence, commitment or undertaking of any nature.

“Corresponding Benefit” means any directly identifiable income, credit, saving or other benefit (including any increase in turnover on selected higher margin products) received by the Purchaser or a Target Company which it would not have received but for the circumstances related to the settlement of a Product Liability Claim.

“Customer Contract” means a contract (including purchase orders) between, on the one part, a Target Company (or a member of the Filtronic Group) which relates to the Wireless Infrastructure Business and, on the other, a customer of a Target Company (or of a member of the Filtronic Group) in relation to the Wireless Infrastructure Business, in existence at Completion, as varied by such customer or its agents or representatives from time to time prior to Completion.

“Dangerous Substance” means any natural or artificial substance (whether in the form of a solid, liquid, gas or vapour) the generation, transportation, storage, treatment, use or disposal of which (whether alone or in combination with any other substance) gives rise to a risk of causing harm to human health or safety or harm to any other living organism or causing damage to the Environment.

“DB Scheme” means the occupational pension scheme known as the Filtronic Plc Retirement Benefits Scheme governed by a Definitive Trust Deed and Rules dated 21 August 2002, as amended from time to time.

“Debts” means all amounts owing to Comtek on, or prepayments made by Comtek prior to, the Transfer Date (whether or not then due and payable) in relation to the Comtek Business (other than, for the avoidance of doubt, any such amounts which are referred to on the Pre-Completion Debtor List).

“Disclosed” means fairly disclosed to the Purchaser in or pursuant to the Disclosure Letter and “fairly” means disclosed in a manner which would enable a well advised purchaser, familiar with the nature of the Comtek Business and the business of the Target Companies, to make an informed assessment of the matter disclosed and the import of the matter disclosed in relation to the Warranties.

“Disclosure Letter” means the letter of the same date as this Agreement in the agreed form from the Vendor to the Purchaser and delivered to the Purchaser’s Solicitors immediately prior to the execution of this Agreement, together with any attachments.

“EBITDA” means earnings before interest, tax, depreciation and amortisation (interpreted in accordance with generally accepted accounting principles) of the Wireless Infrastructure Business as a whole for any period of twelve months commencing on the date of any Warranty Claim following Completion.

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention, or any other security agreement or arrangement, or any agreement to create any of the above.

“Environment” means the environment as defined in section 1(2) of the Environmental Protection Act 1990.

“Environmental Consent” means any consent, approval, authorisation, permit, exemption, filing requirement, licence or registration required by Environmental Law.

“Environmental Law” means any common or statutory law, regulation, directive, treaty or code of practice, circular or guidance note (in each case which is legally binding) together with any Applicable Law, in each case of any jurisdiction, in force or enacted as at Completion relating or pertaining to the Environment, any Dangerous Substance or the welfare of any living organism, excluding any Health and Safety Laws but including (for the avoidance of doubt) laws and other provisions in respect of asbestos hazards (including, without prejudice to the generality of the foregoing, the Control of Asbestos at Work Regulations 2002).

“Environmental Liability” means any legally enforceable judgment, court order or obligation under Environmental Law, or the cost of any works carried out specifically in order to prevent such a legally enforceable judgment, court order or obligation which is reasonably expected to be incurred.

“Escrow Agents” means the Vendor’s Solicitors and the Purchaser’s Solicitors.

“Escrow Agreement” means the agreement in the agreed form to be entered into forthwith upon a Vendor Change of Control between the Vendor and the Purchaser.

“Escrow Cash Consideration” means a cash sum of US$36,000,000.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder, or any similar successor statute.

“Exchange Rate” means with respect to a particular currency for a particular day the spot rate of exchange (the closing mid-point) for that currency into sterling on such date as published in the London edition of the Financial Times first published thereafter or where no such rate is published in respect of that currency for such date (or where there was a manifest error in the rate so published) at the rate quoted by National Westminster plc as at the close of business in London as at such date.

“Excluded Assets” means those items set out in Schedule 13.

“Filtronic Group” means the Vendor and its subsidiaries (other than the Target Companies) at all material times during the operation of this Agreement.

“Goodwill” means the goodwill, undertaking and other know-how of the Comtek Business and all trade names used exclusively by the Comtek Business including without limitation the name “Comtek” and a right to use the name “Filtronic Comtek” in accordance with the Trade Mark Licence and Assignment, together with the exclusive right for the Purchaser to represent itself as carrying on the Comtek Business in succession to Comtek and/or the Vendor.

“Governmental Authority” means any governmental authority in the United

Kingdom, the United States, China, Finland, Hungary and Germany or any other country in which a material part of the Wireless Infrastructure Business is conducted (or in which a material part of the Assets are situated) and includes any district, county, federal, state, provincial, municipal or similar authorities in such jurisdictions.

“Guarantee” means any guarantee, suretyship, indemnity, bonding liability or similar contingent liability given or undertaken by a person to secure or support the obligations of any third party.

“Handset Earnout Agreement” the agreement in the agreed form to be entered into prior to Completion between (1) the Vendor and (2) Filtronic Comtek Oy (such agreed form to be in the form provided in draft to the Purchaser, prior to the date of this Agreement, in all material respects).

“Health and Safety Laws” means all Applicable Laws concerning the health and safety of persons in the workplace including the Health and Safety at Work Act 1974.

“Hungarian Property” means the leasehold interest situated in Hungary and known as Building 163 7177m2 and the dedicated area of Building No. 83 777m2 on the site owned by Videoton Holding RT (address H=800 Szekesfehavar, Berenyi ut 72-100 more particularly described in the lease dated 10 June 2005 and made between (1) Videoton Holdings Rt and (2) Filtronic Comtek (UK) Limited.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICTA” means the Income and Corporation Taxes Act 1988.

“Indemnities” means the indemnities set out in clause 17.

“Intellectual Property” means all Intellectual Property Rights owned, licensed or used by each Target Company and (in relation to the Wireless Infrastructure Business) Comtek and, without prejudice to the generality of the foregoing including but not limited to all and any Intellectual Property Rights held (whether by ownership, licence or use) in the Wireless Infrastructure Software Package.

“Intellectual Property Rights” or “IPR’s” means patents, trade marks or names whether or not registered or capable of registration, registered designs, design rights, domain names, copyrights, database rights, the right to apply for and applications for any of the preceding items, together with the rights in inventions, processes, software, know-how, trade or business secrets, confidential information or any process or other similar right or asset capable of protection.

“Intra-Group Debt” means all sums owed by one or more of the Target Companies to one or more members of the Filtronic Group, less amounts owed by one or more members of the Filtronic Group to one or more of the Target Companies, but excluding all sums arising from trading activities in the ordinary course of business.

“Key Contracts” means those Comtek Contracts which are listed in a schedule in the agreed form (which schedule will be updated by the Vendor no later than five Business Days prior to Completion to include any such contracts which are entered into after the date hereof).

“Leases” means any leases (including underleases) under which the Properties are held, particulars of which are set out in Part 2 of Schedule 2 and “Lease” means any of them.

“Life Assurance Scheme” means the life assurance arrangement providing a lump sum on death in service in respect of members of the Stakeholder Scheme.

“London Stock Exchange” means the London Stock Exchange plc.

“Lucent” means Lucent Technologies Incorporated, any holding company or parent company of Lucent Technologies Incorporated and any subsidiary or subsidiary undertaking of Lucent Technologies Incorporated or of any such holding company or parent company.

“Management Accounts” means the unaudited management accounts for each Target Company and for Comtek for the period from the Accounts Date to 30 April 2006, forming part of the Disclosure Letter.

“Management Employees” means the persons listed in Schedule 8 and “Management Employees” shall be construed accordingly.

“Milton Keynes Property” means the leasehold property at Crownhill Industrial Estate, Milton Keynes, details of which are set out in Part 2 of Schedule 2

“NASDAQ” means the United States Nasdaq National Stock Market.

“Networks Software” means the software originated and owned by members of the Filtronic Group relating to the design, synthesis and analysis of microwave products and known (within the Wireless Infrastructure Business) as Networks.

“Nokia” means Nokia Corporation, any holding company or parent company of Nokia Corporation and any subsidiary or subsidiary undertaking of Nokia Corporation or of any such holding company or parent company.

“Non-Tax Claim” means any Claim which is not a Tax Claim (as defined in the Tax Schedule).

“Non-Tax Warranties” means the warranties set out in schedule 3.

“Non-transferred Employees” means those employees of Comtek listed in Schedule 11 not assigned to the Comtek Business and whose employment will not transfer to the Purchaser.

“notice” includes any notice, demand, consent or other communication.

“Patent Licence” means the perpetual royalty free patent licence from the Vendor to a Target Company as described in Part 2 of Schedule 9.

“Payment Regulations” means the Personal Pension Schemes (Payments by Employers) Regulations 2000 (SI 2000/2692).

“Pensions Regulator” means the Pensions Regulator as defined in Part 1 of the Pensions Act 2004.

“PHI Scheme” means the permanent health insurance scheme for members of the DB Scheme.

“Plant and Equipment” means the fixed and loose plant, machinery and equipment, fittings and other chattels (including office equipment) owned by Comtek or another member of the Filtronic Group, whether or not situate at the Comtek Properties, and used predominately or exclusively in the operation of the Comtek Business, other than any Excluded Assets.

“Policies” means all insurance policies maintained by the Target Companies at the date of this Agreement (which will lapse at Completion) and “Policy” means any of them.

“Post-Completion Licences” means any licences in respect of Intellectual Property Rights in place between any member of the Filtronic Group and the Purchaser Group and/or any of the Target Companies at any time following Completion.

“Pre-Completion Creditor List” means the document to be provided by the Vendor to the Purchaser fourteen days before the target date of Completion containing a list of accounts payable to creditors of the Target Companies or Comtek in connection with the Wireless Infrastructure Business together with details of the dates for payment of those accounts (each dates being determined in accordance with the normal business practices of the Vendor) and so that, for the avoidance of doubt, on each occasion (if any) that the target date of Completion is delayed, the Vendor will provide an updated Pre-Completion Creditor List fourteen days before the revised target date of Completion and such updated list shall supersede the previous list (or lists), so as to become the Pre-Completion Creditor List.

“Pre-Completion Debtor List” means the document to be provided by the Vendor to the Purchaser fourteen days before the target date of Completion containing a list of accounts receivable from Nokia and Lucent to the Target Companies or Comtek in connection with the Wireless Infrastructure Business which, in accordance with Nokia’s and Lucent’s normal payment terms to Comtek and the Target Companies, would be payable within the following two weeks, and accompanied by a certificate from a director of the Vendor that, so far as the Vendor is aware, none of such accounts receivable are disputed by Nokia or Lucent (as the case may be) and so that, for the avoidance of doubt, on each occasion (if any) that the target date of Completion is delayed, the Vendor will provide an updated Pre-Completion Debtor List fourteen days before the revised target date of Completion and such updated list shall supersede the previous list (or lists), so as to become the Pre-Completion Debtor List.

“Pre-Completion Restructuring” means pre-completion restructuring of the Wireless Infrastructure Business (and of the Filtronic Group), in the agreed form, necessary to achieve the separation of the Wireless Infrastructure Business from the Filtronic Group.

“Product Liability Claim” means any claim (including Re-Works carried out under warranty) brought by a current or former customer of a Target Company or the Comtek Business against a Target Company or the Purchaser Group alleging that such Target Company or the relevant contracting party in relation to the Comtek Business has breached a Customer Contract by reason of (i) the supply prior to Completion of a product which did not conform with the terms of the relevant Customer Contract; or (ii) the supply after Completion of a product that was designed and qualified for volume manufacture prior to Completion and produced before or after Completion for which it is shown that the manufacturing activities did not deviate from the defined manufacturing process identified (prior to Completion) for the product and that the product did not conform with the terms of the relevant Customer Contract, and for which the customer has recourse under the terms of the relevant Customer Contract.

“Product Liability Claim Losses” means all costs, losses, liabilities, claims or expenses suffered or incurred by a Target Company or the Purchaser Group in respect of a Product Liability Claim (but excluding all consequential losses of the Target Company or member of the Purchaser Group) less the amount of any Corresponding

Benefit. For purposes of clarification, consequential losses does not include consequential damages that the customer recovers from the Target Company or Purchaser Group under the terms of the relevant Customer Contract.

“Properties” means the freehold and leasehold properties particulars of which are set out in Part 2 of schedule 2 and the “Property” means any of them.

“Prospective Client” means any person who or which was at any time during the 12 month period prior to the Relevant Date negotiating with or has been subject to any business proposal or presentation or pitch, by the Vendor or any Target Company or Comtek, for the provision of any Restricted Business.

“Purchaser Group Company” means the Purchaser and any holding company or parent company or any subsidiary or subsidiary undertaking of the Purchaser or such companies and “Purchaser Group” shall comprise the Purchaser and all such entities.

“Purchaser Material Adverse Effect” means any change, condition, circumstance, occurrence or event (or series or group thereof) which arises prior to and remains in existence at, or has not been cured prior to, Completion, that, individually or taken together with all and any other changes, conditions, circumstances, occurrences or events (a) is materially adverse in relation to the business or operations or the financial or trading position of the Purchaser; or (b) results in, or is likely to result in, the Purchaser’s Stock being suspended or ceasing to be listed or traded on NASDAQ, or (c) is reasonably likely to cause a Registration Statement not to be filed with the SEC within the time period specified in Section 2.1 of the Registration Rights Agreement or not to become effective immediately upon such filing, including the failure of the representation in Section 2.3 of the Registration Rights Agreement to be true at any time from the date hereof through to the date of Completion, other than as a result of a failure of the Vendor to fulfil its obligations under Clause 6.4 hereof and the Registration Rights Agreement. For the avoidance of doubt, a Purchaser Material Adverse Effect shall not include any change in the market price of the Purchaser’s Stock in and of itself.

“Purchaser’s Nominee” means a Purchaser Group Company nominated by the Purchaser in accordance with clause 6.10.

“Purchaser’s Solicitors” means Osborne Clarke of One London Wall, London EC2Y 5EB.

“Purchaser’s Stock” means the common stock of US$0.0001 each in the capital of the Purchaser.

“Purchaser’s Warranties” means the warranties set out in Schedule 7 and “Purchaser’s Warranty” means any of them.

“Purchaser Warranty Claim” means a claim against the Purchaser for a breach of a Purchaser Warranty.

“Records” means the originals of all sales literature, price lists, advertising and publicity material, customer and supplier lists, stock records, debtor and invoice ledgers, creditor ledgers and creditor invoices, lists of outstanding and unfulfilled orders and contracts, and other files, books, correspondence and other records relating to the Comtek Business, the Assets or the Transferred Employees, held on whatever medium, excluding any which the Vendor or Comtek is required by law to retain.

“Registration Rights Agreement” means the agreement of this description in the agreed form to be entered into between the Vendor and the Purchaser on the date hereof.

“Registration Statement” means a registration statement filed with the SEC pursuant to Section 2.1 of the Registration Rights Agreement.

“Relevant Date” means the date of Completion.

“Restricted Business” means the development, manufacture, sale and support of transmit receive filter products, integrated remote radiohead products and power amplifier products (but excluding power amplifier modules) for use in commercial wireless infrastructure base station equipment, as carried on by the Filtronic Group and the Target Companies during the 12 month period prior to the Relevant Date. For the purposes of this definition, ‘base station equipment’ does not include point to point radio backhaul equipment.

“Restricted Period” means the period commencing on Completion and ending three years from the Relevant Date.

“Retained Liabilities” means those liabilities of (i) Comtek and (ii) the Vendor relating to the Wireless Infrastructure Business which are listed in Schedule 14.

“Retained Properties” means the Milton Keynes Property and the Shipley Properties.

“Re-Works” means the replacement or repair of products (produced before Completion and supplied by a Target Company or by Comtek) in the ordinary course of business, at the request of a customer, as a result of a non-endemic alleged fault or defect.

“Saltaire Property” means the property at The Waterfront, Salts Mill Road, Saltaire, Shipley, West Yorkshire, owned by the Vendor.

“Schemes” means the Life Assurance Scheme, the PHI Scheme and the Stakeholder Scheme or such one or other of them is applicable.

“Scheme Funding Regulations” means the Occupational Pension Schemes (Scheme Funding) Regulations 2005 (SI 2005/3377).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and applicable rules and regulations thereunder, or any similar successor statute.

“Senior Employee” means any person who is or was during the 12 month period prior to the Relevant Date employed by any Target Company or Comtek in a senior managerial, technical, sales, marketing, senior customer advisory or senior customer-facing capacity or who was a consultant to or a director of any Target Company or Comtek or any person who was so employed or retained by any Target Company or Comtek in each case whose fees and/or emoluments exceed £60,000 per annum at the relevant time.

“Shares” means all of the issued shares of the Target Holding Company at Completion, being as set out in Part 1 of schedule 2 and held by the Vendor as per schedule 1.

“Shipley Properties” means the leasehold properties known as:-

(a)	Shed 25 and Shed 26 ABC Salts Mill, Saltaire, Shipley, West Yorkshire granted pursuant to a lease dated 1 March 2002 and made between (1) Salts Estates Limited and (2) Filtronic Comtek (UK) Limited; and

(b)	Shed 26D, Salts Mill, Saltaire, Shipley, West Yorkshire granted pursuant to a lease dated 1 March 2002 and made between (1) Salts Estates Limited and (2) Filtronic Comtek (UK) Limited.

“Software Sharing Agreement” means an agreement relating to the Wireless Infrastructure Software Package, as described in Part 2 of Schedule 9.

“Stakeholder Scheme” means the stakeholder pension scheme known as the Filtronic Plc Stakeholder Pension Scheme, provided through Legal and General.

“Stock” means all stock-in-trade, raw materials, components, finished and unfinished goods, bought-in goods, consumables, stores, packaging materials, packages and work in progress relating to the Comtek Business as at the Transfer Date.

“Target Companies’ Debt” means all Intra-Group Debt and all Third Party Borrowing.

“Target Companies” means the Target Holding Company, Filtronic (Hungary) Kft, Filtronic (Suzhou) Telecommunication Products Co. Ltd., Filtronic Comtek Oy, Filtronic Holdings, Inc. and Filtronic Comtek Inc., and “Target Company” means any of such companies.

“Target Holding Company” means Filtronic (Overseas Holdings) Limited.

“Target Material Adverse Effect” means with respect to the Target Companies or Comtek or the Wireless Infrastructure Business any change, condition, circumstance, occurrence or event (or series or group thereof) which arises prior to and remains in existence at, or has not been cured prior to, Completion, which, individually or taken together with all and any other changes, conditions, circumstances, occurrences or events, is materially adverse in relation to:

(a)	the business or operations of the Target Companies and the Comtek Business in aggregate or to the Wireless Infrastructure Business taken as a whole; or

(b)	the financial or trading position of the Target Companies and the Comtek Business in aggregate or of the Wireless Infrastructure Business taken as a whole.

“Tax”, “Taxes” or “Taxation” has the meaning given in the Tax Schedule.

“Tax Claim” has the meaning given in the Tax Schedule.

“Tax Schedule” means the provisions of schedule 5 of this Agreement.

“Tax Warranties” means the warranties set out in Part 2 of the Tax Schedule and each of them.

“Third Party Borrowing” means short and long term borrowing of any of the Target Companies from banks or other lenders (but not including finance leases requiring payments of up to $2,000,000 per annum or the Intra-Group Debt).

“Trade Mark Licence and Assignment” means a trade mark licence relating to the Filtronic trade marks and the unregistered trade name assignment relating to the Comtek name as described in Part 2 of Schedule 9.

“Transfer Date” means the date of Completion.

“Transferred Employees” means the list of employees of Comtek and the Filtronic Group employed in the Comtek Business in the agreed form on the date hereof, as updated by the Vendor no later than one Business Day prior to Completion.

“Transferring Member” means any employee or director of the Comtek Business who, immediately prior to the Agreement was a member of the DB Scheme and who at the Relevant Time, remains a deferred member of the DB Scheme and “Transferring Members” shall be construed accordingly.

“Transitional Services Agreement” means a transitional services agreement relating to services to be provided by the Filtronic Group to the Target Companies after Completion as described in Part 1 of Schedule 9.

“TUPE Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006 (SI 2006/ 246).

“TUPE Transfer” means any transfer of employees, within the meaning of Regulation 3 of the TUPE Regulations.

“VATA” means the Value Added Tax Act 1994 and all other statutes, statutory investments, regulations and notices containing provisions relating to VAT.

“Vendor Associate” shall have the meaning given to such term in the Tax Schedule.

“Vendor Change of Control” means the acquisition by a person ((taken together with interests in shares of persons acting in concert (as such term is defined by the City Code on Takeovers and Mergers) with such person) of an interest in more than 50% of the voting rights of the share capital of the Vendor or the sale, disposal or distribution in specie of the Filtronic Group’s operations or plant located in Newton Aycliffe, UK.

“Vendor Circular” means the circular to be sent by the Vendor to its shareholders and containing, inter alia, notice of extraordinary general meeting of the Vendor to be convened for the purposes of passing the Vendor Resolution.

“Vendor Resolution” means the shareholder resolution of the Vendor approving the sale by the Vendor of the Shares, the Comtek Business and the Assets to the Purchaser.

“Vendor’s EGM” means the extraordinary general meeting of the Vendor to be convened for the purposes of passing the Vendor Resolution.

“Vendor’s Solicitors” means Pinsent Masons of 1 Park Row, Leeds LS1 5AB.

“Warranties” means the Non-Tax Warranties and the Tax Warranties, and “Warranty” means any one of them.

“Warranty Claim” means a claim by the Purchaser against the Vendor for breach of any of the Warranties.

“Wireless Infrastructure Business” means the development, manufacture, sale and support of transmit receive filter products, integrated remote radiohead products and power amplifier products (but excluding power amplifier modules) for use in commercial wireless infrastructure base station equipment as carried on by the Filtronic Group and the Target Companies as at the date hereof and as at Completion.

For the purposes of this definition, ‘base station equipment’ does not include point to point radio backhaul equipment.

“Wireless Infrastructure Software Package” means (i) the “Felix” software owned by Comtek and (ii) the “RFD” software owned by Filtronic Comtek Inc.

“Wolverhampton Property” means the freehold property at Station Road, Four Ashes, Wolverhampton, details of which are set out in Part 2 of Schedule 2.

“Working Time Regulations” means the Working Time Regulations 1998 (SI No 1833).

1.2	In this Agreement, unless the context otherwise requires:

(a)	words defined in paragraph 1 of the Tax Schedule or in the Act shall bear the same meaning in this Agreement;

(b)	words in the singular include the plural and vice versa and words in one gender include any other gender;

(c)	a reference to a statute or statutory provision includes:

(i)	any subordinate legislation (as defined in section 21(1) of the Interpretation Act 1978) made under it;

(ii)	any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii)	any statute or statutory provision which modifies, consolidates, re-enacts or supersedes it except to the extent that it would create, increase or extend the liability of any party under this Agreement;

(d)	a reference to:

(i)	any “party” means any party to this Agreement as set out at the head of page 1 (and “parties” means all of the parties to this Agreement) and includes its successors in title and permitted assigns;

(ii)	a “person” includes any individual, firm, corporation, body corporate, association or partnership, trust, unincorporated organisation, employee representative body, government or state or agency or department thereof, executors administrators or successors in title (whether or not having a separate legal personality);

(iii)	clauses and schedules and annexures are to clauses and schedules and annexures of this Agreement and references to sub-clauses and paragraphs are references to sub-clauses and paragraphs of the clause or schedule in which they appear;

(iv)	any provision of this Agreement is to that provision as amended in accordance with the terms of this Agreement;

(v)	any document being “in the agreed form” means in a form which has been agreed by the parties on or before the date of this Agreement (or, as the case may be, on or before the date of Completion provided that in the case of a document not in the agreed form as at the date of this Agreement the resolution mechanism contained in Clauses 6.5 to 6.8 shall apply) and for identification purposes signed by them or on their behalf by their solicitors;

(vi)	“writing” shall not, for the avoidance of doubt, include e-mail or any other form of electronic communication, other than facsimile where explicitly stated;

(vii)	an obligation due from one party (the “Indemnifying Party”) to another party (the “Indemnified Party”) which includes a reference to “indemnify”, “indemnified” or words to that effect in relation to a particular circumstance:

(A)	shall (unless expressly provided otherwise in this Agreement) be an obligation by the Indemnifying Party to pay to the Indemnified Party on a pound for pound basis a sum equal to all losses, claims, liabilities, damages and demands suffered and all costs and expenses reasonably and properly incurred by the Indemnified Party arising out of that circumstance; and

(B)	unless expressly provided otherwise in this Agreement, is without prejudice to any other rights and remedies the Indemnified Party has under this Agreement;

(viii)	any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing, state of affairs or thing or references to any English body, organisation, official, statute, statutory provision or EC directive, shall in each case in respect of any jurisdiction other than England or any body corporate incorporated in any such jurisdiction, be deemed to refer to and include that which most approximates in that jurisdiction to the English legal term, body, organisation, official or English statute, statutory provision or EC directive;

(ix)	any English statute, statutory provision or EC directive shall in each case in respect of any jurisdiction other than England or a company in any such jurisdiction, notwithstanding sub-clause (viii) above, be deemed to include a reference to the Applicable Law in force in such jurisdiction which most approximates to that English statute, statutory provision or EC directive (if any); and

(x)	references to times of the day are to local time in the relevant jurisdiction unless otherwise stated;

(e)	except as set out in sub-clause 1.1 and 1.2, terms defined in the Act have the meanings attributed to them by that Act;

(f)	“sterling” and the sign “£” means pounds sterling in the currency of the United Kingdom save that if, following the introduction of the Euro in the United Kingdom, pounds sterling ceases to exist as the currency of the United Kingdom, then all references in this Agreement to pounds sterling shall be construed as references to the Euro at the conversion rate applicable at the close of business on the day on which pounds sterling ceased to exist;

(g)	the table of contents and headings are for convenience only and shall not affect the interpretation of this Agreement;

(h)	general words shall not be given a restrictive meaning:

(i)	if they are introduced by the word “other” or “including” or similar words by reason of the fact that they are preceded by words indicating a particular class of act, matter or thing;

(ii)	by reason of the fact that they are followed by particular examples intended to be embraced by those general words;

(i)	where any statement is qualified by the expression “so far as the Vendor is aware” or “to the best of the Vendor’s knowledge and belief” or any similar expression it shall be deemed to include an additional statement that it has been made after due and careful enquiry of Professor David Rhodes, Charles Hindson, Maura Moynihan, Geoff Fletcher, Juha Mort, Brad Wise, Gerry Watt and Emanuel Sawyer and no other persons (and so that, for the avoidance of doubt, the awareness, knowledge and belief of the Vendor shall be limited to the awareness, knowledge and belief of those aforementioned persons), and the Vendor undertakes to the Purchaser that the above list of persons could collectively reasonably be expected, within the normal course of their duties, to be aware whether or not the Warranties are true and accurate;

(j)	references in any Warranty to any monetary sum expressed in a sterling amount shall, where such sum is referable in whole or part to a particular jurisdiction, be deemed to be a reference to an equivalent amount in the local currency of that jurisdiction translated at the Exchange Rate as at the date of this Agreement;

(k)	where it is necessary to determine whether a monetary limit or threshold set out in schedule 4 has been reached or exceeded (as the case may be) and the value of the relevant claim or any of the relevant claims is expressed in a currency other than sterling, the value of each such claim shall be translated into sterling at the Exchange Rate on the date of receipt by the Vendor of written notification from the Purchaser in accordance with schedule 4 of the existence of such claim;

(l)	where any provision is qualified or phrased by reference to the ordinary course of business, such reference shall be construed as meaning the customary course of trading for the business of the relevant Target Company or Comtek in the country concerned; and

(m)	“material” means material in the context of the transactions contemplated by this Agreement as a whole.

2.	Conditions precedent

2.1	Except for the obligations set out in this clause 2, clause 6 (Pre-Completion Obligations), sub-clause 27.12 (Termination), sub-clause 27.13 (Confidentiality) sub-clause 27.14 (Break fee), clause 28 (Announcements), clause 29 (Costs and expenses), clause 30 (Notices) and clause 32 (Governing law and jurisdiction) which shall be effective from the date of this Agreement notwithstanding this sub-clause 2.1, all other obligations of the parties under this Agreement and Completion are in all respects conditional upon:

(a)	no Purchaser Material Adverse Effect having taken place;

(b)	the Purchaser having complied in all material respects with the covenants set out in clauses 3.10, 3.15 and 3.16 of this Agreement;

(c)	there having been no material breach or breaches of the representations and warranties of the Purchaser set out in Schedule 7;

(d)	there having been no material breach or breaches of the representations, warranties covenants or agreements of the Purchaser contained in the Registration Rights Agreement material in the context of the transactions set out in the Registration Rights Agreement;

(e)	satisfaction of the conditions set out in Schedule 10 (Antitrust Conditions);

(f)	the Vendor Resolution having been passed at the Vendor’s EGM;

(g)	no Target Material Adverse Effect having taken place;

(h)	there having been no material breach of clause 6 (Pre-completion Obligations) by the Vendor;

(i)	there having been no material breach or breaches of Warranty;

(j)	there being no legal action, suit or proceeding (whether already commenced or threatened) which seeks to restrain or prohibit the transactions contemplated by this Agreement or the Registration Rights Agreement and which a barrister of not less than ten years’ call has advised in writing has at least a 51% chance of success;

(k)	there having been no changes in Applicable Law which could materially affect the ability of the parties to effect the transactions set out in this Agreement or the Registration Rights Agreement;

(l)	completion of the Pre-Completion Restructuring; and

(m)	no material part of the workforce of Comtek having exercised their rights under the TUPE Regulations to object to the change of employer arising from the transactions contemplated by this Agreement.

2.2	The Purchaser shall (so far as it lies within its powers) use all reasonable endeavours to procure that Conditions 2.1(a), 2.1(b), 2.1(c) and 2.1(d) (the “Vendor’s Conditions”) are satisfied and the Vendor shall (so far as it lies within its powers) use all reasonable endeavours to procure that Conditions 2.1(f), 2.1(g), 2.1(h) and 2.1(i) (the “Purchaser’s Conditions”) are satisfied and both the Vendor and the Purchaser shall use all reasonable endeavours to procure that Conditions 2.1(e), 2.1(j), 2.1(k), 2.1(l) and 2.1(m) (the “Joint Conditions”), in each case as soon as possible and, in any event, not later than 30 September 2006 (or such later date as the parties may agree).

2.3	The Vendor undertakes (i) to seek the approval of the UK Listing Authority in respect of the Vendor Circular as soon as reasonably practicable after the execution of this Agreement, (ii) to post or procure the posting of the Vendor Circular to its shareholders promptly after obtaining such approval and (iii) (subject to their fiduciary duties) to ensure that the Vendor’s directors recommend its shareholders to vote in favour of the Vendor Resolution.

2.4	If any of the Purchaser’s Conditions are not satisfied in full by the date specified in sub-clause 2.2 then the Purchaser shall be entitled at its option to:

(a)	waive any unsatisfied Purchaser’s Condition (save that such waiver shall not act as a waiver of the Purchaser’s right to claim for any breach of this Agreement); or

(b)	extend the period for satisfying the unsatisfied Purchaser’s Condition to a date not less than 7 nor more than 14 days after that date (in which case the provisions of this sub-clause shall also apply as if the revised date were the date specified in sub-clause 2.2); or

(c)	terminate this Agreement by notice in writing, but without prejudice to its rights to bring a claim for damages against the Vendor in respect of any breach of this Agreement prior to such termination.

2.5	If any of the Vendor’s Conditions are not satisfied in full by the date specified in sub-clause 2.2 then the Vendor shall be entitled at its option to:-

(a)	waive any unsatisfied Vendor’s Condition (save that such waiver shall not act as a waiver of the Vendor’s right to claim for any breach of this Agreement); or

(b)	extend the period for satisfying the unsatisfied Vendor’s Condition to a date not less than 7 nor more than 14 days after that date (in which case the provisions of this sub-clause shall also apply as if the revised date were the date specified in sub-clause 2.2); or

(c)	terminate this Agreement by notice in writing, but without prejudice to its rights to bring a claim for damages against the Purchaser in respect of any breach of this Agreement prior to such termination.

2.6	If any of the Joint Conditions are not satisfied in full by the date specified in sub-clause 2.2 then either party shall be entitled at its option to:

(a)	waive any unsatisfied Joint Condition (provided always that such waiver shall not operate to remove that Joint Condition as a condition to Completion unless it has been waived by both the Purchaser and the Vendor); or

(b)	extend the period for satisfying the unsatisfied Joint Condition to a date not less than seven normal and fourteen days after that date (in which case the provisions of this sub-clause shall also apply as if the revised date was the date specified in sub-clause 2.2); or

(c)	terminate this agreement by notice in writing but without prejudice to its rights to bring a claim for damages against the other party in respect of any breach of this agreement prior to such termination.

2.7

If a matter (of which the Vendor had no knowledge as of the date of execution of this Agreement (which shall be deemed to include matters arising or occurring pursuant to, or as a result of, the Pre-Completion Restructuring)) arises or occurs between execution of this Agreement and the time proposed for Completion which would (but for the provisions of this clause 2.7) give rise to a breach of any Warranty when such Warranty is repeated as at the time of Completion the Vendor may disclose that matter in writing (a “Warranty Notice”) to the Purchaser as soon as practicable after becoming aware of the matter (but in any event prior to Completion). Such Warranty

Notice shall contain sufficient details to enable a well advised Purchaser, familiar with the nature of the business of the Target Companies, to make an informed assessment of the matter disclosed and the import of the matter disclosed in relation to the Warranties. Following receipt of such Warranty Notice, the Purchaser may at its sole election:

(a)	proceed to Completion, in which event it shall not be entitled to bring a Warranty Claim in respect of the matter disclosed in the Warranty Notice (but so that, for the avoidance of doubt, Completion shall not prejudice any other claim that the Purchaser may otherwise have (in respect of the matter so disclosed) pursuant to this Agreement); or

(b)	in the event that the matter disclosed in a Warranty Notice is material in the context of the transactions set out in this Agreement, terminate this Agreement by notice in writing, such termination to be on terms that no party shall have any further liability to the other (whether in respect of a breach of Warranty or otherwise).

3.	Sale and purchase

3.1	Subject to the terms and conditions of this Agreement, the Vendor shall sell and the Purchaser shall purchase the Shares with effect from Completion.

3.2	The Shares shall be sold with the benefit of all rights attaching to or accruing to them as at the date of Completion including all dividends and distributions declared, paid or made by the Target Holding Company on or after the date of this Agreement.

3.3	Subject to the terms and conditions of this Agreement, Comtek and the Vendor shall sell, or procure the sale of, with full title guarantee to the Purchaser free from Encumbrances, and the Purchaser will purchase, the Assets with effect from Completion, which shall comprise the following:

(a)	the Stock;

(b)	the Business Information;

(c)	the Plant and Equipment;

(d)	the Goodwill;

(e)	the Comtek IPR’s;

(f)	the benefit (so far as they can lawfully be assigned, transferred to or held in trust for the Purchaser) of the Comtek Claims;

(g)	the benefit (subject to the burden) of the Comtek Contracts;

(h)	the Records;

(i)	the Debts;

(j)	(subject to the provisions of Schedule 15), the Wolverhampton Property; and

(k)	all other rights and assets (other than Intellectual Property Rights) employed, exercised or enjoyed (in each case predominantly or exclusively) in, or in connection with, the Comtek Business (other than the Excluded Assets).

3.4	The Purchaser shall not be obliged to complete the purchase unless the sale and purchase of all the Shares and the Assets is completed simultaneously in accordance with the terms of this Agreement.

3.5	On Completion the Purchaser shall assume and following Completion shall discharge the Comtek Liabilities, and shall indemnify and keep indemnified the Vendor and Comtek (for themselves and as trustees for each other member of the Filtronic Group) from and against the Comtek Liabilities.

3.6	The Vendor covenants both at the date of this Agreement and again at Completion that:

(a)	the shares in the Target Holding Company set out opposite the Vendor’s name in schedule 1 are fully paid up (or credited as fully paid) and constitute the whole of the allotted and issued share capital of the Target Holding Company;

(b)	the Vendor is the sole legal and beneficial owner of such Shares and that it has and will have pursuant to this Agreement the right to transfer such Shares on the terms of this Agreement and without the consent of any third party (save for, as at the date of this Agreement, the passing of the Vendor Resolution) and that they are transferred free from any Encumbrance;

(c)	the Target Holding Company is the sole legal and beneficial owner of the entire issued share capital of each Target Company (other than (i) the Target Holding Company itself and (ii) Filtronic Comtek (Hungary) Kft, which as at the date of this Agreement is owned as described in Part 1 of Schedule 2) and there is no agreement or commitment outstanding under which any of the Target Companies is or may be obliged to allot or issue any shares in the capital of any of the Target Companies or under which any person is or may be entitled to the allotment, issue or transfer of any shares in the capital of any of the Target Companies;

(d)	(save for, as at the date of this Agreement, the passing of the Vendor Resolution), the Vendor has the full power and authority to enter into and perform this Agreement and each of the documents to be executed by it and delivered pursuant to this Agreement, each of which will constitute valid and binding obligations on the Vendor; and

(e)	the Vendor is not insolvent has had no petition in respect of its winding up presented and the Warranties set out at paragraph 4 of Schedule 3 shall be deemed to be repeated here but in respect of the Vendor, instead of the Target Companies.

3.7	Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 shall not apply to any disposition of the Shares made under or pursuant to this Agreement.

3.8	The Vendor confirms that no dividend payments are nor will be outstanding to it by a Target Company and unconditionally and irrevocably waives in favour of that Target Company all dividend payments due by that Target Company to the Vendor to the extent that they remain unpaid.

3.9	Title in, and risk of loss or damage to, the Shares and the Assets shall pass to the Purchaser on the date of Completion. From the date of Completion the Vendor and/or

Comtek (as appropriate) shall hold the Shares and the Assets on trust for the Purchaser absolutely until they shall have been delivered, formally transferred or assigned to the Purchaser, and shall act in accordance with the Purchaser’s instructions in respect of any Share or Asset which it so holds as trustee.

Undertakings of Purchaser

3.10	Prior to Completion, the Purchaser shall:

(a)	prepare a Registration Statement for filing in accordance with the Registration Rights Agreement, and certify that such Registration Statement has been prepared in accordance with the requirements of applicable United States securities laws and, when filed with the SEC, shall be accurate and complete in all material respects, except and to the extent that any information included in the Registration Statement or omitted therefrom consists of information supplied or required to be supplied by the Vendor in accordance with Section 6.4;

(b)	prepare in accordance with sub-clause 6.4 a Current Report on Form 8-K pursuant to Item 9.01 of Form 8-K which contains the financial statements, including pro-forma financial statements, and other information regarding the Target Companies, the Assets, the Purchaser and the subject matter of this Agreement required under the Securities Act to be disclosed prior to the Vendor’s use of the Registration Statement to resell the Consideration Shares (the “Purchaser Form 8-K”), and certify that such Purchaser Form 8-K has been prepared in accordance with the requirements of applicable United States securities laws and, when filed with the SEC, shall be accurate and complete in all material respects, except and to the extent that any information included in the Purchaser Form 8-K or omitted therefrom consists of information supplied or required to be supplied by the Vendor in accordance with Section 6.4; and

(c)	submit an additional listing notification (the “NASDAQ Listing Notice”) to NASDAQ in accordance with applicable NASD and NASDAQ rules and requirements such that the Consideration Shares shall be listed on NASDAQ in accordance with Section 3.10 of the Registration Rights Agreement.

3.11	The Purchaser shall comply with all applicable requirements of the United States federal securities laws and the rules and regulations promulgated thereunder, United States state “blue sky” laws and all applicable requirements of NASDAQ and the National Association of Securities Dealers (the “NASD”) with respect to (i) the issuance of the Consideration Shares to the Vendor (ii) the preparation and filing of the Registration Statement, (iii) the preparation and filing of the Purchaser Form 8-K, (iv) the facilitation of the resales of the Consideration Shares by the Vendor pursuant to the terms of the Registration Rights Agreement, (v) the listing on NASDAQ of the Consideration Shares and (vi) the performance of its other obligations under the Registration Rights Agreement.

3.12	Immediately upon Completion, subject to the provisions of the Registration Rights Agreement and subject to the Vendor’s compliance with the provisions of sub-clause 6.4 below, the Purchaser shall:

(a)	file the Purchaser Form 8-K with the SEC;

(b)	file the Registration Statement with the SEC; and

(c)	(at the cost of the Purchaser) take such other actions and make such other deliveries and filings as are reasonably required of the Purchaser, or which the Vendor may reasonably request, in order to allow or facilitate the completion of the resale by the Vendor of the Consideration Shares pursuant to the Registration Statement in an underwritten public offering or such other or additional transactions as the Vendor may select.

3.13	The Purchaser shall file one or more Forms D and applicable filings, if any, under United States state securities laws with respect to the Consideration Shares on a timely basis as required under Regulation D under the Securities Act, to claim the exemption provided by Rule 506 of Regulation D or to claim exemption under such securities laws.

3.14	The Purchaser acknowledges that the Vendor may, in accordance with Section 3.7 of the Registration Rights Agreement, elect to resell the Consideration Shares pursuant to one underwritten public offering. The Purchaser shall comply with the terms and conditions of the Registration Rights Agreement in the event of such an election by the Vendor.

3.15	In the event that, at any time prior to the issue of the Consideration Shares, the Purchaser shall:

(a)	consolidate or sub-divide any of its common stock (or shall effect any stock split); or

(b)	allot or issue any common stock as fully paid by way of capitalisation of profits or reserves to holders of its common stock; or

(c)	take any other action which would have a similar effect to the above events,

(each an “Adjustment Event”) then the number of Consideration Shares shall be adjusted so as to ensure that the adjusted number of Consideration Shares represents (at Completion) the same percentage of the fully diluted issued common stock of the Purchaser as it would have represented (at Completion) had there been no Adjustment Event.

3.16	In the event that, at any time prior to the issue of the Consideration Shares (or in the event that, at any time after the issue of the Consideration Shares but by reference to a record date prior to the date on which the name of the Vendor is entered on the register of members as the holder of the Consideration Shares) the Purchaser effects any issue of shares of common stock (or of any instrument or security convertible into shares of common stock) to its holders (or to a proportion of its holders) of its shares of common stock on terms that represent a material discount to the trading price of that common stock prior to the announcement of that issue, then the Purchaser will procure that the Vendor is offered the opportunity to participate in such issue on the same terms as if it had been entitled to participate in such issue in its capacity as a shareholder holding a number of shares of common stock equal to the number of the Consideration Shares.

Undertakings of Vendor

3.17	The Vendor acknowledges that the Consideration Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Purchaser is relying upon the truth and accuracy of, and the Vendor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Vendor set forth herein in order to determine the availability of such exemptions and the eligibility of the Vendor to acquire the Consideration Shares.

3.18	The Vendor acknowledges that it has been furnished with certain materials relating to the Purchaser and the Consideration Shares and has been afforded the opportunity to ask questions of the Purchaser regarding the business, finances and operations of the Purchaser, and the offer and sale of the Consideration Shares. Neither such inquiries nor any other due diligence investigation conducted by the Vendor or any of its advisors or representatives modify, amend or affect the Vendor’s right to rely on the Purchaser’s representations and warranties and covenants contained in this Agreement and the Registration Rights Agreement.

3.19	The Vendor acknowledges that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Consideration Shares or an investment therein.

3.20	The Vendor acknowledges that:

(a)	except as provided herein and in the Registration Rights Agreement, the Consideration Shares have not been and are not being registered under the Securities Act or any applicable state securities laws and the Consideration Shares may not be transferred unless (i) the resale of the Consideration Shares is registered pursuant to an effective registration statement under the Securities Act; (ii) the Vendor has delivered to the Purchaser an opinion of counsel (in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the Consideration Shares to be sold or transferred may be sold or transferred pursuant to an available exemption from the registration requirements of the Securities Act; (iii) the Consideration Shares are sold or transferred pursuant to Rule 144 of the Securities Act; or (iv) the Consideration Shares are sold or transferred to an affiliate (as defined in Rule 144) of the Vendor;

(b)	any sale of the Consideration Shares made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and, if Rule 144 is not applicable, any resale of the Consideration Shares under circumstances in which the Vendor (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and

(c)	except as set forth herein and in the Registration Rights Agreement, neither the Purchaser nor any other person is under any obligation to register the Consideration Shares under the Securities Act or any United States state securities laws or to comply with the terms and conditions of any exemption thereunder.

3.21	The Vendor understands that until (a) the Consideration Shares may be sold by the Vendor under Rule 144(k) or (b) such time as the resale of the Consideration Shares has been registered under the Securities Act (including as contemplated by the Registration Rights Agreement), the certificates representing the Consideration Shares will bear a restrictive legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

If, unless otherwise required by applicable state securities laws, (a) the Consideration Shares represented by a certificate have been registered under an effective registration statement filed under the Securities Act, (b) a holder of Consideration Shares provides the Purchaser and its transfer agent with an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Consideration Shares may be made without registration under the Securities Act and such sale either has occurred or may occur without restriction on the manner of such sale or transfer, (c) such holder provides the Purchaser and its transfer agent with reasonable assurances that such Consideration Shares can be sold under Rule 144, or (d) the Consideration Shares represented by a certificate can be sold without restriction as to the number of securities sold under Rule 144(k), the Purchaser will authorise its transfer agent to issue one or more certificates, free from any restrictive legend, in such name and in such denominations as specified by such holder.

3.22	The Vendor undertakes that it will sell any Consideration Shares sold by it in compliance with applicable prospectus delivery requirements, if any, or otherwise in compliance with the requirements of an exemption from registration under the Securities Act and the rules and regulations promulgated thereunder.

3.23	The Vendor further undertakes that it will not make any sale, transfer or other disposition of the Consideration Shares in violation of United States federal or state securities law.

4.	Consideration

4.1	The Consideration payable for the Assets and the Shares shall be:

(a)	the payment by the Purchaser to the Vendor and Comtek of the Cash Consideration (subject to any adjustment in accordance with clause 10); and

(b)	the allotment and issue to the Vendor by the Purchaser of the Consideration Shares.

4.2	The Consideration shall be apportioned between the Shares and the Assets in such manner as the Purchaser and the Vendor shall agree prior to Completion (and so that the Purchaser and the Vendor shall each use all reasonable endeavours to ensure that such apportionment is so agreed by Completion, and a schedule of the apportionment shall be produced by the Purchaser and the Vendor in agreed form on Completion).

5.	Stock re-sale arrangements

5.1	The Vendor represents and warrants that, during the period of time beginning 30 days prior to the date of this Agreement and ending upon the date upon which all of the Consideration Shares are sold by the Vendor, the Vendor and its Affiliates have not entered, and will not enter, into any “put equivalent position” as such term is defined in Rule 16a-1 under the United States Securities Exchange Act of 1934, as amended, or short sale positions with respect to the common stock of the Purchaser.

6.	Pre-completion obligations

6.1	The Vendor shall procure that (subject to clauses 6.9, 6.31 and 10.2 and other than (i) pursuant to the Pre-Completion Restructuring and (ii) entering into the Handset Earnout Agreement) between the date of this Agreement and Completion all Target Companies and Comtek shall carry on business in the normal and ordinary course. Further, the Vendor will procure that (save with the prior written consent of the Purchaser) no Target Company or Comtek shall between the date of this Agreement and Completion:-

(a)	save in the normal and ordinary course of business:

(i)	cause or permit any amendments to its memorandum of association or articles of association;

(ii)	give or allow to exist any further debenture, mortgage, charge or other encumbrance over any of its assets or undertaking;

(iii)	allot, issue, grant any options over, convert any share capital or issue any share warrants or securities convertible into shares;

(iv)	sell, transfer or otherwise dispose of the whole or any material part of its business, undertakings or assets; or

(v)	give any financial or other guarantees, securities or indemnities for any purpose; or

(b)	commence any material litigation or settle or compromise any material claim or dispute in which it is involved; or

(c)	save as Disclosed, adopt or amend any pension scheme or employee or compensation benefit plan, including any share option scheme, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required by law, or (save for budgeted amounts which have been Disclosed) pay any special bonus or special remuneration to any employee or non-employee director or increase the salaries or wage rates of its employees, or add any new members to the board of directors of it ; or

(d)	grant or pay, or enter into any Contract providing for the granting of any severance or termination pay to any person;

(e)	enter into any agreement for the purchase, sale or lease of any real property (other than the acquisition of the Hungarian Property by Filtronic (Hungary) Kft);

(f)	other than as Disclosed in the Disclosure Letter, make any change in the terms and conditions of employment of any employee of any Target Company or Comtek outside the ordinary course of business of the relevant Target Company or Comtek;

(g)	fail to maintain its existing insurance cover; and

(h)	fail to pay its creditors in the ordinary course of its business and within its normal terms of payment of such creditors (and the Vendor shall procure the delivery to the Purchaser of the Pre-Completion Creditor List).

6.2	Provision of Information

The Vendor shall procure that:

(a)	subject to compliance with applicable legal requirements, from the date hereof until the earlier of the termination of this Agreement and Completion, each Target Company and Comtek shall confer from time to time as reasonably requested by the Purchaser with one or more representatives of the Purchaser to discuss any material changes or developments in the operational matters of each Target Company or Comtek and the general status of the ongoing operations of each Target Company or Comtek;

(b)	subject to any applicable legal restrictions, the officers, employees and agents of each Target Company and Comtek or of the Vendor shall, upon the request of the Purchaser, supply to the Purchaser such information concerning the business of each Target Company and Comtek as the Purchaser may reasonably require, and allow representatives of the Purchaser access to each Target Company’s (and Comtek’s) premises, employees and agents for the purpose of (i) monitoring current trading of the Wireless Infrastructure Business as a whole and (ii) to the extent applicable, planning the integration of the Wireless Infrastructure Business with the Purchaser Group following Completion;

(c)	subject to any applicable legal restrictions, each Target Company, Comtek or the Vendor (as appropriate) shall provide (or cause to be provided) to the Purchaser such information as the Purchaser may require regarding the employees of Comtek, the Target Companies and/or of the Wireless Infrastructure Business (and without prejudice to the generality of the foregoing, the Vendor acknowledges that the Purchaser will require such information in respect of the employee numbers, costs and skills sets within Comtek and each Target Company and location of operation for the Wireless Infrastructure Business);

(d)	Comtek, each Target Company or the Vendor shall promptly notify the Purchaser of any change, occurrence or event not in the ordinary course of business of Comtek or a Target Company, and of any change, occurrence or event which constitutes a Target Material Adverse Effect; and

(e)	no information or knowledge obtained in any investigation pursuant to sub-clauses 6.2(a) to (c) shall affect or be deemed to modify or operate as a disclosure in relation to any Warranty contained in this Agreement or the conditions to the obligations of the parties hereto up to and including Completion.

6.3	Acquisition Proposals

(a)	Subject to Clause 6.3(b), from the date of this Agreement until Completion or termination of this Agreement the Vendor shall not, and shall procure that each member of the Filtronic Group, each Target Company and Comtek does not:

(i)	permit any of its respective directors, Affiliates, employees, financial advisors or lawyers (all of the foregoing collectively being the “Target Company Representatives”) to, directly or indirectly solicit, initiate, facilitate, support or induce the making, or announcement, of any enquiry, expression of interest, proposal or offer that constitutes an Acquisition Proposal and the Vendor shall (and shall procure that the Target Companies and Comtek will) immediately cease any and all existing activities, discussions or negotiations with any persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal;

(ii)	enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any person any non-public information with respect to, or take any other action regarding, any enquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. The Vendor will inform the Purchaser of any offers or indications of interest that constitute an Acquisition Proposal which are received from or made by any person between the date of this Agreement and Completion and which the Vendor considers to be credible proposals which its board of directors propose to consider in detail in order to comply with their fiduciary duties;

(iii)	agree to, accept, approve, or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, or recommend) any Acquisition Proposal;

(iv)	enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal; or

(v)	submit any Acquisition Proposal to the vote of any shareholders of the Vendor, any Target Company or Comtek.

(b)	The restrictions contained in Clause 6.3(a) shall not apply if and to the minimum extent necessary for the directors of the Vendor to comply with their fiduciary duties as directors of the Vendor.

6.4	Preparation of the Purchaser Form 8-K

As promptly as reasonably practicable after the date of this Agreement, the Vendor shall provide to the Purchaser the combined financial statements of the Target Companies and the Comtek Business required for inclusion in the Purchaser Form 8-K to be filed pursuant to Item 9.01 of Form 8-K with respect to the transactions contemplated under this Agreement. In addition the Vendor shall, and shall cause its auditors to, use commercially reasonable efforts to cooperate with the Purchaser and the Purchaser’s auditors and other advisors in connection with the Purchaser’s preparation of the Purchaser Form 8-K. The Vendor acknowledges that its compliance with its covenants contained in this sub-clause 6.4 is a condition precedent to the Purchaser’s obligation under sub-clause 3.10(b) and its obligation to file the Registration Statement pursuant to the Registration Rights Agreement.

Completion Documents

6.5	The Purchaser and the Vendor undertake that between the date of this Agreement and prior to Completion they will each use their best endeavours to agree in good faith the form of each of the Completion Documents in accordance with the principal terms set out in Schedule 9.

6.6	In the event that the parties are unable to agree any terms of the Completion Documents by reason of disagreement between themselves then a deadlock shall be deemed to have occurred in relation to the matter. Whenever a deadlock is deemed to have occurred either party may give notice in writing to the other that in its opinion there is a deadlock (“Deadlock Notice”).

6.7	For a period of five Business Days months following receipt of the Deadlock Notice the parties shall enter into further negotiations in good faith with the intent that they shall agree on the terms of the relevant Completion Document.

6.8	If at the end of this period, the parties have not reached any agreement pursuant to Clause 6.7 then during the next five Business Days either party may refer the disagreement to an independent referee to be agreed between the parties or, in default of agreement, to be appointed by the President of the Law Society of England and Wales at the instance of whichever party shall first apply to him (the “Referee”). The Referee shall act as expert and not as arbitrator and shall determine the final form of the particular term which is the subject of the Deadlock Notice. Any determination made by the Referee shall be final and binding (in the absence of clear or manifest error) on the parties for the purposes of this Agreement.

Pre-Completion transfers

6.9

The Purchaser acknowledges that, between the date of this Agreement and Completion, the Vendor and Comtek may elect (by notice in writing to the Purchaser not less than five Business Days prior to the date set for Completion in accordance with Clause 7.1) to transfer some or all of the Comtek Business and the Assets to another member of the Filtronic Group (an “Intra-Group Transferee”) on such terms as may be approved by the Purchaser, such approval not to be unreasonably withheld or delayed (an “Intra-Group Transfer”). In the event of an Intra-Group Transfer, the Vendor and Comtek undertake to procure that the Intra-Group Transferee shall comply with this Agreement as if it were a party to it in place of Comtek and all references in this Agreement to “Comtek” shall to that extent be amended with effect from the date of the Intra-Group Transfer to include references to the Intra-Group Transferee. Any Intra-Group Transferee shall be entitled to enforce the terms of this Agreement as if named as the Vendor or Comtek, provided always that the disposal of the Assets or the Comtek Business by the Intra-Group Transferee, or any enforcement of this Agreement by the Intra-Group Transferee, shall not in any circumstances impose any greater liability on the Purchaser than would have been imposed on it had the Intra-Group Transfer not taken place.

6.10	The Vendor acknowledges that, between the date of this Agreement and Completion, the Purchaser may elect (by notice in writing to the Vendor not less than five Business Days prior to the date set for Completion in accordance with Clause 7.1) to require that a Purchaser’s Nominee (of which there may be more than one) may acquire the Shares and/or the Comtek Business and the Assets (or any element thereof), in which event the Vendor and Comtek shall be obliged to transfer the Shares and/or the Comtek Business and the Assets to the Purchaser’s Nominee in accordance with this Agreement, mutatis mutandis. Any Purchaser’s Nominee shall be entitled to enforce the terms of this Agreement as if named as the Purchaser, provided always that the acquisition of any of the Shares, the Assets or the Comtek Business by the Purchaser’s Nominee, or any enforcement of this Agreement by the Purchaser’s Nominee, shall not in any circumstances impose any greater liability on the Vendor and/or Comtek than would have been imposed on them had the Purchaser not so elected.

6.11	If the Purchaser elects to have a Purchaser’s Nominee acquire the Shares and/or the Business and the Assets in accordance with Clause 6.10, the Purchaser shall (as principal obligor and not merely as surety) irrevocably and unconditionally:-

(a)	guarantee to the Vendor the due and punctual payment of all sums validly due from the Purchaser’s Nominee to the Vendor under this Agreement and/or any document to be entered into pursuant to this Agreement and the due and punctual performance by the Purchaser’s Nominee of all the Purchaser’s Nominee’s obligations, services, liabilities, duties and undertakings of the Purchaser’s Nominee to the Vendor under or in connection with this Agreement and/or any document to be entered into pursuant to this Agreement;

(b)	undertake with the Vendor that whenever the Purchaser’s Nominee does not perform any of its obligations under this Agreement and/or any document to be entered into pursuant to this Agreement or does not pay any amount when validly due under or in connection with this Agreement and/or any document to be entered into pursuant to this Agreement or as a result of any breach thereof (including all costs and expenses, including legal fees and taxes, incurred by the Vendor in connection with the Vendor seeking to enforce any of the above), the Purchaser shall immediately on demand duly and promptly perform or procure performance of such obligations and/or pay such amounts as if it was the principal obligor; and

(c)	indemnify the Vendor immediately on demand against any cost, loss, liability or damage suffered or incurred by the Vendor if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal or arises out of any failure by the Purchaser’s Nominee to perform each and all the obligations, duties and undertakings of the Purchaser’s Nominee when and if such obligations, duties and undertakings become due and payable and/or performable according to the terms of this Agreement and/or any document to be entered into pursuant to this Agreement, and in each case the sums recoverable shall be equal to the amount which the Vendor would otherwise have been entitled to recover under this Agreement and/or any document to be entered into pursuant to this Agreement assuming that this Agreement and/or any document to be entered into pursuant to this Agreement creates valid and enforceable obligations notwithstanding that, in fact, this Agreement and/or any document to be entered into pursuant to this Agreement is or becomes unenforceable, invalid or illegal or otherwise ineffective against the Purchaser’s Nominee for any reason whatsoever.

The foregoing services, liabilities and other obligations of the Purchaser’s Nominee under this Agreement and/or any document to be entered into pursuant to this Agreement shall hereinafter be collectively referred to as the “Guaranteed Purchaser Obligations” and the guarantee contained in this Clause 6.11 shall be referred to as the “Purchaser Guarantee”.

6.12	The liability of the Purchaser under the Purchaser Guarantee shall be irrevocable, absolute, independent and unconditional, and shall not be affected by any other circumstance which might constitute a discharge of a surety or the Purchaser other than the performance in full of all the Guaranteed Purchaser Obligations.

6.13	The Purchaser Guarantee is a continuing guarantee and shall continue in effect, be binding upon the Purchaser and extend to all obligations of the Purchaser’s Nominee pursuant to this Agreement and/or any document to be entered into pursuant to this Agreement until the termination of the Purchaser’s Nominee’s commitments under this Agreement and/or any document to be entered into pursuant to this Agreement and performance in full of the Guaranteed Purchaser Obligations, regardless of any intermediate payment or discharge in whole or in part, and is in addition to and not in substitution for any other security which the Vendor may at any time hold for the performance of such obligations, provided that, for the avoidance of doubt, where the Purchaser’s Nominee’s liability pursuant to each and any of the Guaranteed Purchaser Obligations has terminated or expired in accordance with this Agreement and/or any document to be entered into pursuant to this Agreement , the Purchaser shall cease to be liable pursuant to the Purchaser Guarantee in respect of such Guaranteed Purchaser Obligations or such part thereof.

6.14	The obligations of the Purchaser under the Purchaser Guarantee will not be affected by any act, omission, matter or thing which, but for this Clause 6.14, would reduce, release or prejudice any of its obligations under the Purchaser Guarantee (without limitation and whether or not known to it, Comtek or the Vendor) including:-

(a)	any time, waiver, consent, release or indulgence granted to, or composition with, the Purchaser’s Nominee, the Purchaser or other person;

(b)	the release of the Purchaser’s Nominee, the Purchaser or any other person under the terms of any composition or arrangement with any creditor of the Purchaser’s Nominee;

(c)	the existence or non-existence, validity or invalidity, taking, variation, compromise, exchange, expiry, discharge, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, or remedy against the Purchaser’s Nominee, the Purchaser or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Purchaser’s Nominee, the Purchaser or any other person;

(e)	any amendment (however fundamental) or replacement of this Agreement and/or any document to be entered into pursuant to this Agreement or any other document or security;

(f)	any irregularity, unenforceability, illegality or invalidity of any obligation of any person under this Agreement and/or any document to be entered into pursuant to this Agreement or any other document or security;

(g)	the winding up, dissolution, amalgamation, reconstruction, reorganisation, liquidation, composition of creditors, moratorium or the appointment of an administrator or receiver of the Purchaser’s Nominee, the Purchaser or any other person;

(h)	any change in the status, function, control or ownership of the Purchaser’s Nominee, the Purchaser or other person; and/or

(i)	any change in the relationship between the Purchaser’s Nominee and the Purchaser.

6.15	If any payment or performance by the Purchaser’s Nominee or any discharge given by the Vendor (whether in respect of the obligations of the Purchaser’s Nominee or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:-

(a)	the liability of the Purchaser’s Nominee shall continue as if the payment, performance, discharge, avoidance or reduction had not occurred; and

(b)	the Vendor shall be entitled to recover the value or amount of that security or payment from the Purchaser’s Nominee, as if the payment, performance, discharge, avoidance or reduction had not occurred.

6.16	The Purchaser waives any right it may have of first requiring the Vendor (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Purchaser under the Purchaser Guarantee. This waiver applies irrespective of any law or any provision of any other agreement to the contrary.

6.17	Any amount received by the Vendor in respect of all amounts which may be or become payable by the Purchaser’s Nominee under or in connection with this Agreement and/or any document to be entered into pursuant to this Agreement shall first be applied in satisfaction of such amounts provided that nothing contained in this Clause 6.17 shall affect the continued obligations and liabilities of the Purchaser pursuant to the Purchaser Guarantee until the termination of the Purchaser’s Nominee’s commitments under this Agreement and/or any document to be entered into pursuant to this Agreement and performance in full of all Guaranteed Purchaser Obligations.

6.18

All sums due to the Vendor by the Purchaser under this Agreement and/or any document to be entered into pursuant to this Agreement shall carry interest from the date of demand (or, if later, the date on which such sums are due for payment to the Vendor) until payment at the Interest Rate, calculated from day to day and compounded on the last day of March, June, September and December in each year both before and after judgement.

6.19	A demand made pursuant to the Purchaser Guarantee may be made at any time and from time to time by written notice to the Purchaser.

6.20	If the Vendor elects to have an Intra-Group Transferee perform the obligations of the Vendor and Comtek in relation to the Business and the Assets in accordance with Clause 6.9, the Vendor and Comtek shall jointly and severally (as principal obligors and not merely as surety) irrevocably and unconditionally:-

(a)	guarantee to the Purchaser the due and punctual performance by the Intra-Group Transferee of all the Intra-Group Transferee’s obligations, services, liabilities, duties and undertakings of the Intra-Group Transferee to the Purchaser under or in connection with this Agreement and/or any document to be entered into pursuant to this Agreement;

(b)	undertake with the Purchaser that whenever the Intra-Group Transferee does not perform any of its obligations under this Agreement and/or any document to be entered into pursuant to this Agreement or as a result of any breach thereof (including all costs and expenses, including legal fees and taxes, incurred by the Purchaser in connection with the Purchaser seeking to enforce any of the above), the Vendor and/or Comtek shall immediately on demand duly and promptly perform or procure performance of such obligations as if it was the principal obligor; and

(c)	indemnify the Purchaser immediately on demand against any cost, loss, liability or damage suffered or incurred by the Purchaser if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal or arises out of any failure by the Intra-Group Transferee to perform each and all the obligations, duties and undertakings of the Intra-Group Transferee when and if such obligations, duties and undertakings become due and payable and/or performable according to the terms of this Agreement and/or any document to be entered into pursuant to this Agreement, and in each case the sums recoverable shall be equal to the amount which the Purchaser would otherwise have been entitled to recover under this Agreement and/or any document to be entered into pursuant to this Agreement assuming that this Agreement and/or any document to be entered into pursuant to this Agreement creates valid and enforceable obligations notwithstanding that, in fact, this Agreement and/or any document to be entered into pursuant to this Agreement is or becomes unenforceable, invalid or illegal or otherwise ineffective against the Intra-Group Transferee for any reason whatsoever.

The foregoing services, liabilities and other obligations of the Intra-Group Transferee under this Agreement and/or any document to be entered into pursuant to this Agreement shall hereinafter be collectively referred to as the “Guaranteed Vendor Obligations” and the guarantee contained in this Clause 6.20 shall be referred to as the “Vendor Guarantee”.

6.21	The liabilities of the Vendor and Comtek under the Vendor Guarantee shall be irrevocable, absolute, independent and unconditional, and shall not be affected by any other circumstance which might constitute a discharge of a surety of the Vendor or Comtek other than the performance in full of all the Guaranteed Vendor Obligations.

6.22	The Vendor Guarantee is a continuing guarantee and shall continue in effect, be binding upon the Vendor and Comtek and extend to all obligations of the Intra-Group Transferee pursuant to this Agreement and/or any document to be entered into pursuant to this Agreement until the termination of the Intra-Group Transferee commitments under this Agreement and/or any document to be entered into pursuant to this Agreement and performance in full of the Guaranteed Vendor Obligations, regardless of any intermediate payment or discharge in whole or in part, and is in addition to and not in substitution for any other security which the Purchaser may at any time hold for the performance of such obligations, provided that, for the avoidance of doubt, where the Intra-Group Transferee’s liability pursuant to each and any of the Guaranteed Vendor Obligations has terminated or expired in accordance with this Agreement and/or any document to be entered into pursuant to this Agreement , the Vendor shall cease to be liable pursuant to the Vendor Guarantee in respect of such Guaranteed Vendor Obligations or such part thereof.

6.23	The obligations of the Vendor and Comtek under the Vendor Guarantee will not be affected by any act, omission, matter or thing which, but for this Clause 6.23, would reduce, release or prejudice any of its obligations under the Vendor Guarantee (without limitation and whether or not known to the Vendor, Comtek or the Purchaser) including:-

(a)	any time, waiver, consent, release or indulgence granted to, or composition with, the Intra-Group Transferee, the Vendor, Comtek or other person;

(b)	the release of the Intra-Group Transferee, the Vendor, Comtek or any other person under the terms of any composition or arrangement with any creditor of the Intra-Group Transferee;

(c)	the existence or non-existence, validity or invalidity, taking, variation, compromise, exchange, expiry, discharge, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, or remedy against the Intra-Group Transferee, the Vendor, Comtek or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Intra-Group Transferee, the Vendor, Comtek or any other person;

(e)	any amendment (however fundamental) or replacement of this Agreement and/or any document to be entered into pursuant to this Agreement or any other document or security;

(f)	any irregularity, unenforceability, illegality or invalidity of any obligation of any person under this Agreement and/or any document to be entered into pursuant to this Agreement or any other document or security;

(g)	the winding up, dissolution, amalgamation, reconstruction, reorganisation, liquidation, composition of creditors, moratorium or the appointment of an administrator or receiver of the Intra-Group Transferee, the Vendor, Comtek or any other person;

(h)	any change in the status, function, control or ownership of the Intra-Group Transferee, the Vendor, Comtek or other person; and/or

(i)	any change in the relationship between the Intra-Group Transferee, the Vendor, Comtek and the Purchaser.

6.24	The Vendor and Comtek waive any right they may have of first requiring the Purchaser (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Vendor or Comtek under the Vendor Guarantee. This waiver applies irrespective of any law or any provision of any other agreement to the contrary.

6.25	Any amount received by the Purchaser in respect of all amounts which may be or become payable by the Intra-Group Transferee under or in connection with this Agreement and/or any document to be entered into pursuant to this Agreement shall first be applied in satisfaction of such amounts provided that nothing contained in this Clause 6.25 shall affect the continued obligations and liabilities of the Vendor and Comtek pursuant to the Vendor Guarantee until the termination of the Intra-Group Transferee’s commitments under this Agreement and/or any document to be entered into pursuant to this Agreement and performance in full of all Guaranteed Vendor Obligations.

6.26	All sums due to the Purchaser by the Vendor or Comtek under this Agreement and/or any document to be entered into pursuant to this Agreement shall carry interest from the date of demand (or, if later, the date on which such sums are due for payment to the Purchaser) until payment at the Interest Rate, calculated from day to day and compounded on the last day of March, June, September and December in each year both before and after judgment.

6.27	A demand made pursuant to the Vendor Guarantee may be made at any time and from time to time by written notice to the Vendor and/or Comtek.

6.28	After the date of this Agreement and prior to Completion, the Purchaser and the Vendor shall each use their reasonable endeavours to procure that each Key Contract is novated to the Purchaser on terms satisfactory to both the Purchaser and the Vendor. In the event that any Key Contracts are not so novated, the provisions of clause 21 shall apply to such contracts.

6.29	Prior to Completion, the Vendor shall review the provisions included in the Management Accounts in respect of normal working capital items and shall supply (whether in the form of a Warranty Notice or otherwise) details of any such revised provisions (in respect of such matters) to the Purchaser.

6.30	The Purchaser acknowledges and agrees that (without prejudice to any application of the Condition referred to at sub-clause 2.1 (g) (no Target Material Adverse Effect)) any revised provisions that are supplied to the Purchaser pursuant to clause 6.29 above (and the matters giving rise to such provisions) shall not (for the purposes of clause 2.7(b)) constitute a matter that is material in the context set out in this Agreement.

6.31	Prior to Completion, Comtek will transfer to the Target Holding Company (or to another Target Company) the shares which Comtek holds in Filtronic Comtek Hungary Kft.

6.32	The Purchaser will pay to the Vendor the sum of US$125,000 by way of reimbursement of the cost of the Vendor’s filing fee under the HSR Act in respect of the issue of the Consideration Shares, such payment to be made within five Business Days of the Vendor notifying the Purchaser that it has incurred such cost.

7.	Completion

7.1	Completion shall take place at the offices of the Purchaser’s Solicitors immediately following notification of the satisfaction (or necessary waiver) of the Conditions (or on such other date, time and place as the parties may agree but, in any event, no later than 30 September 2006).

7.2	At Completion, the Vendor shall perform its obligations under this Agreement and shall deliver to the Purchaser each of the documents as set out in schedule 6.

7.3	When the Vendor has complied with the provisions of sub-clause 7.2, the Purchaser shall:

(a)	pay the Cash Consideration to the Vendor and Comtek by telegraphic transfer to the client account of the Vendor’s Solicitors at Barclays Bank plc, Leeds Business Centre, account number 20809535, sort code 20-48-46. The Vendor and Comtek hereby irrevocably authorise the Vendor’s Solicitors to receive all sums due to them under this Agreement and receipt by the Vendor’s Solicitors of such sums will constitute full and valid discharge of the Purchaser; and

(b)	procure the allotment and issue of the Consideration Shares to the Vendor and Comtek and as soon as reasonably practicable thereafter:

(i)	procure the entry in the register of members of the Purchaser of the name of the Vendor in respect of the number of Consideration Shares allotted to it; and

(ii)	instruct the Purchaser’s transfer agent to deliver to the Vendor one or more share certificates (as may be requested by the Vendor) in respect of the aggregate number of Consideration Shares to be issued to the Vendor.

(c)	take all necessary steps to ensure that the Consideration Shares are listed on NASDAQ as soon as possible after Completion.

7.4	The Vendor undertakes to indemnify the Target Companies against any and all claims which may be made against it by any person who resigns at Completion as a director pursuant to schedule 6 (other than any employee of a Target Company or any Transferred Employee) and whose claim arises out of his resignation or the termination of his employment and against all costs, charges and expenses incurred by any of the Target Companies which are incidental to any such claim.

8.	Release of Guarantees and certain other liabilities

8.1	The Purchaser shall use all reasonable endeavours on or after Completion (short of actual payment of any monies or the substitution of the guarantee of any person other than the Purchaser or a Purchaser Group Company) to procure the release from Completion of any member of the Filtronic Group from any Guarantee given by it for the benefit of any of the Target Companies other than in relation to Target Companies’ Debt forthwith upon being notified of its existence or otherwise becoming aware of it, and shall indemnify the Vendor against all liability arising after Completion in respect of any such Guarantee.

8.2	The Vendor shall on Completion procure the release of any of the Target Companies from (i) any Guarantee given by any of them in respect of any obligations of any member of the Filtronic Group (and shall indemnify the Purchaser against all liability arising after Completion in respect of any such Guarantee) and (ii) all other liabilities of any Target Company to the Filtronic Group save for trading liabilities arising in the ordinary course of business and save as provided by this Agreement (or by any agreement entered into pursuant to the terms of this Agreement).

9.	Value Added Tax and Capital Allowances

9.1	All amounts paid or payable or consideration provided or to be provided under or in pursuance to this Agreement (or under or in pursuance to any Completion Document) shall be exclusive of VAT (if any). Where one party (in this clause 9 the “Supplier”) makes or is deemed to make a supply to another party (in this clause 9 the “Recipient”) for the purposes of VAT, whether the supply is for a monetary consideration or otherwise, the Recipient shall pay to the Supplier an amount equal to the VAT in addition to the consideration provided in this Agreement (or provided in the Completion Document in question). The Recipient shall account to the Supplier for any amount so payable upon presentation of a valid VAT invoice from the Supplier.

9.2	If any amount paid by the Recipient to the Supplier in respect of VAT is subsequently found to have been overpaid, or if the Recipient is owed any amount from the Supplier by way of rebate or other repayment, the Supplier shall repay or pay such amount to the Recipient upon receipt of a notice in writing from the recipient and the Supplier shall at the same time present to the Recipient a valid VAT credit note where by law it is required so to do.

9.3	The Supplier shall be entitled to demand any amount under sub-clause 9.1 at any time on or after the time of the supply and the Recipient shall be entitled to demand any amount under sub-clause 9.2 at any time after the overpayment is discovered or the amount falls due and any such amounts shall be paid or repaid within 5 Business Days following the date of the demand, but such amounts shall not be payable or repayable unless and to the extent that the Supplier has issued to the Recipient an invoice pursuant to sub-clause 9.1, or the recipient has issued to the supplier a written notice pursuant to sub-clause 9.2 (together with a valid VAT credit note where by law it is required), within the period of 3 years referred to in Section 77(1)(a), VATA (Assessments: time limits).

9.4	In the event that HM Revenue & Customs determines that VAT is chargeable on the supply of the Assets pursuant to this Agreement then the Purchaser agrees to indemnify the Vendor against any interest and penalties in addition to any amounts due to the Vendor pursuant to clauses 9.1 and 9.3, except to the extent that such interest and penalties arise as a result of the default or omission of the Vendor.

9.5	The Vendor and the Purchaser agree that the sale of the Assets is the transfer of the business of the Vendor as a going concern for the purposes of both Section 49, VATA and Article 5, Value Added Tax (Special Provisions) Order 1995 (“Article 5”). The Vendor and the Purchaser shall use their reasonable endeavours to secure that pursuant to such provisions the sale of the Assets is treated as neither a supply of goods nor a supply of services for the purposes of VAT.

9.6	The Purchaser warrants to the Vendor that:

(a)	it is or shall be at Completion a taxable person and duly registered for the purposes of VAT; and

(b)	with effect from Completion it intends to use the Assets in carrying on the same kind of business as previously carried on by the Vendor.

9.7	The Vendor warrants to the Purchaser that it or a relevant associate has made an election pursuant to paragraph 2 Schedule 10 VATA to waive the exemption in respect of the Comtek Properties (an “election”) or that the sale of the Comtek Properties will fall to be treated as a supply subject to VAT at the standard rate by virtue of it falling within item 1(a) of Group 1 of Schedule 9, VATA. Accordingly:

(a)	the Purchaser undertakes that it has or shall make and notify to HM Revenue & Customs an election in respect of the Comtek Properties as required by Article 5; and

(b)	the Purchaser shall before Completion produce to the Vendor a copy of the election together with a copy of the confirmation from HM Revenue & Customs of receipt of the election and the Purchaser warrants to the Vendor that such election has not been and will not be rescinded within three months at the date of the election.

9.8	The Purchaser hereby notifies the Vendor that paragraph 2B of Article 5 does not apply to it in relation to supplies made pursuant to this Agreement.

9.9	The Vendor and the Purchaser envisage that Section 49(1) of the Value Added Tax Act 1994 (“Section 49(1)”) will apply to the sale and purchase of the Assets under this Agreement but intend that the Vendor should retain the records referred to in that section (the “VAT Records”), and accordingly:-

(a)	notwithstanding anything in this Agreement the Vendor shall not be required to deliver to the Purchaser the VAT Records;

(b)	the Vendor shall make a request to HM Revenue & Customs under Section 49(1) for the VAT Records to be preserved by the Vendor;

(c)	if that request is granted, the Vendor shall preserve the VAT Records on behalf of the Purchaser for such period as may be required by law, and shall during that period permit the Purchaser reasonable access to them to inspect or make copies of them; and

(d)	the Vendor may fulfil its obligations under Clause 9.9(c) by procuring that a future transferee of its business or any other person preserves the VAT Records and permits reasonable access as mentioned in that sub-clause, in which case the Vendor shall notify the Purchaser of the name of that person.

9.10	The Purchaser and the Vendor agree to enter into an election pursuant to section 198 Capital Allowances Act 2001 to the extent that they agree the disposal value of any Fixtures.

10.	Debt Free/Cash Free Provisions

10.1

Subject to the provisions of Clauses 10.2, 10.3 and 10.4, the Consideration payable for the Shares and the Assets is in part calculated and agreed on the basis that the Target Companies and Comtek have no Target Companies Debt as at Completion. If and to the extent that there is Target Companies Debt as at Completion, the Vendor will indemnify the Purchaser in respect of such Target Companies Debt. Without prejudice to such indemnity, the Purchaser shall be entitled to require the Vendor to certify the amount of the Target Companies Debt as at Completion and to deduct from the Consideration a sum equal to the Target Companies Debt (but so that, for the avoidance of doubt, in the event that the Purchaser does so deduct, the Vendor will not indemnify the Purchaser in respect of the Target Companies Debt).

10.2	The Purchaser acknowledges that, between the date of this Agreement and Completion, the Vendor will be entitled to procure that any cash credit balances of any Target Company will be used to repay any indebtedness of such Target Company to members of the Filtronic Group with the intent that each Target Company will not own any cash (other than petty cash in hand) as at Completion.

10.3	In the event that, notwithstanding the provisions of clause 10.2, the Chinese Company has (after deducting any Target Companies Debt relating to the Chinese Company in respect of which the provisions of clause 10.1 have been waived by the Purchaser) a cash credit balance at Completion of $100,000 or more the Purchaser will after Completion use all reasonable endeavours to procure that the amount of that balance (or as much as possible of that balance) will be transferred from the Chinese Company to the Purchaser or to another Purchaser Group Company (whether by dividend, repayment of loan, management charge or otherwise) as soon as practicable following Completion (the amount so transferred to the Purchaser and/or to another Purchaser Group Company after deducting any withholdings required by Chinese law, being the “China Cash Balance”). Upon the China Cash Balance being received by the Purchaser (or any member of the Purchaser Group), the Purchaser will promptly remit to the Vendor the amount of the China Cash Balance.

10.4	If and to the extent that debts included on the Pre-Completion Debtor List have not been paid at Completion, such sums are excluded from the sale and purchase of the Target Companies and the Assets and the Purchaser will procure that such sums are promptly remitted to the Vendor upon payment by the relevant debtor (and so that, for the avoidance of doubt, in the event that a debtor in fact pays part only of any such debt for any reason, the Purchaser will (without limitation to the application of this clause 10.4) so remit the part so received and will co-operate with the Vendor in pursuing Lucent or Nokia (as the case may be) for any properly payable balance). If and to the extent that payables on the Pre-Completion Creditor List are not in dispute as at Completion and are due to be paid (in accordance with that list) prior to Completion but have not been so paid by Completion, then the amount of such payables will be remitted by the Vendor to the Purchaser promptly following notice by the Purchaser to the Vendor.

11.	Post completion matters

11.1	The Vendor declares that for as long as it remains the registered holder of the Shares after Completion it will:

(a)	hold the Shares and the dividends and any other moneys paid or distributed in respect of them after Completion and all rights arising out of or in connection with them in trust for the Purchaser; and

(b)	deal with the Shares and all such dividends, distributions and rights as the Purchaser may direct for the period between Completion and the day on which the Purchaser or its nominee is entered in the register of members of each Target Holding Company as the holder of the Shares.

11.2	The Vendor irrevocably appoints the Purchaser as its attorney for the purpose of exercising any rights, privileges or duties attaching to the Shares including receiving notices of and attending and voting at all meetings of the members of the Target Holding Company from Completion to the day on which the Purchaser or its nominee is entered in the register of members of the Target Holding Company as the holder of the Shares.

11.3	For the purpose of sub-clause 11.2, the Vendor authorises:

(a)	all Target Companies to send any notices in respect of their shareholdings to the Purchaser; and

(b)	the Purchaser to complete and return forms of proxy, consents to short notice, written resolutions and any other document required to be signed by the Vendor as a member of the Target Holding Company.

11.4	The Vendor will notify the Purchaser forthwith if there is a Vendor Change of Control prior to the date which falls twelve months from Completion, whereupon (i) the parties shall enter into the Escrow Agreement and shall procure that the Purchaser’s Solicitors and Vendor’s Solicitors (or such other Escrow Agent as they shall nominate) enter into the Escrow Agreement and (ii) the Vendor shall deposit a sum equal to the Escrow Cash Consideration into the joint account to be established by the Escrow Agents in accordance with the Escrow Agreement.

11.5	Subject to the provisions of Clause 11.6 below, the Vendor and the Purchaser shall execute and deliver a Notice (as such term is defined in the Escrow Agreement) to the Escrow Agents on the first anniversary of Completion requiring the Escrow Agents to instruct the bank holding the balance of the Escrow Cash Consideration to transfer such balance to an account nominated by the Vendor (subject to withholdings and deductions made by the Escrow Agents according to the terms of the Escrow Agreement).

11.6	In the event that any Claim (having been notified to the Vendor) is outstanding or has not been settled at the first anniversary of Completion, the Purchaser shall not be required to execute a Notice (as such term is defined in the Escrow Agreement) in respect of all or any amount sought (if a liquidated sum) under the Claim, provided that the Purchaser has delivered to the Vendor, on or before the first anniversary of Completion, a counsel’s opinion from a barrister of at least ten years’ call that the Claim in question has at least a 51% chance of success and that the amount sought by the Purchaser under such Claim is realistic. If the Claim is for an unliquidated sum, such counsel shall be instructed to state what in his opinion is the amount that would be recovered if such Claim were successful, and the amount so stated by counsel shall be retained in the Escrow Account pending resolution of the Claim. For the avoidance of doubt, the Purchaser shall execute and deliver a Notice (as such term is defined in the Escrow Agreement) in accordance with the provisions of Clause 11.5 in respect of that proportion (if any) of the Escrow Cash Consideration that is not retained in accordance with this Clause 11.6.

11.7	As soon as practicable following Completion and subject to the provisions of Clause 10.3, the Vendor shall deliver to the Purchaser all accounts receivable in respect of the Wireless Infrastructure Business paid to the Filtronic Group after Completion, whether such receivable is contractually payable to a member of the Filtronic Group or a Target Company.

11.8	If Completion occurs, immediately after Completion the parties shall, at the request and expense of the Purchaser, send letters in the agreed form to the suppliers and customers of the Target Companies and Comtek.

11.9	If Completion occurs:

(a)	the Vendor shall, and shall procure that Comtek shall, forthwith upon receipt, forward to the Purchaser any orders, notices, correspondence, information or enquiries received by it which relate to the Target Companies or the Comtek Business; and

(b)	the Purchaser shall, and shall procure that the Target Companies shall, forthwith upon receipt, forward to the Vendor any notices, correspondence, information or enquiries received by any of them which relate to the Filtronic Group.

11.10	To the extent that the Office of Fair Trading (or relevant non-UK competition authority) (“OFT”) at any time after Completion request any information regarding the transaction contemplated by this Agreement (the “Transaction”), the Vendor shall promptly and fully co-operate with the Purchaser in responding to any such request, which co-operation shall include furnishing any information in the Vendor’s possession which as been requested by the OFT and, to the extent this becomes necessary or desirable in the opinion of the Purchaser, assisting with the preparation and submission of any notification to the OFT which relates to the Transaction (provided that nothing in this clause shall require the Vendor to divulge confidential information directly to the Purchaser). Each party shall pay its own costs incurred in complying with this clause 11.10.

11.11	The Purchaser undertakes that it will procure that each Target Company changes its corporate name as soon as reasonably practicable after Completion to a name which does not include the word “Filtronic” and that, following such name changes, it will supply to the Vendor copies of certificates of incorporation (or the equivalent in overseas jurisdictions) in respect of such name changes.

11.12	As soon as reasonably practicable following Completion, the Purchaser shall procure that the American Company and/or Filtronic Holdings, Inc. shall cause the assets and liabilities of the 401 (k) plan attributable to individuals who are not current or former employees of the American Company or of Filtronic Holdings, Inc. to be transferred to a new plan to be established by the Vendor (or a member of the Filtronic Group nominated for this purpose by the Vendor) that is intended to satisfy the requirements of Section 401 (a) and Section 401 (k) of the US Internal Revenue Code of 1986, as amended (the “Code”). Such transfer shall be effected in accordance with Section 414 (l) of the Code after the receipt by the American Company and/or Filtronic Holdings, Inc of sufficient evidence that such transfer does not adversely affect the qualified status of the plan.

12.	Warranties

12.1	Subject to (i) any matters which are Disclosed and (ii) the provisions of Clause 2.7, the Vendor warrants to the Purchaser in the terms contained in Schedule 3 and in paragraph 2 of the Tax Schedule at the date of this Agreement and again as at Completion by reference to the circumstances applying at Completion.

12.2	The Purchaser warrants to the Vendor in the terms of Schedule 7 as at the execution of this Agreement and as at Completion, on the basis that the Purchaser’s Warranties are repeated at Completion by reference to the circumstances applying at that time. Each of the Purchaser’s Warranties is a separate and independent warranty and shall not be limited by reference to any other warranty or anything in this Agreement.

12.3	Each of the Warranties is a separate and independent Warranty and shall not be limited by reference to any other Warranty or anything in this Agreement (save as provided in sub-clause 2.7 and save to the extent expressly provided to the contrary in schedule 4 or paragraph 6 of the Tax Schedule).

12.4	Where any Warranty refers or relates to a specific Target Company or any of the Assets, for the purpose of this clause 12 and the Warranties only, it shall be deemed (where the context so permits) to mean all Target Companies or all of the Assets or each or any of them as the context requires, so that each of the Warranties is given in relation to each Target Company and all of the Assets.

12.5	Notwithstanding the provisions of Clause 12.3, none of the Warranties shall be deemed to constitute directly or indirectly a warranty in respect of the matters referred to below save to the extent set out in the Warranties specifically referred to below, and the Purchaser acknowledges and agrees that the Vendor gives no warranty as to those matters save as specifically referred to below:-

(a)	in respect of the Properties and the Comtek Properties, the Warranties contained in paragraphs 27 to 31 inclusive of Schedule 3;

(b)	in respect of Environmental Laws and Environmental Consents, the Warranties contained in paragraphs 32 of Schedule 3;

(c)	in respect of the DB Scheme, the Warranties contained in paragraph 26 of Schedule 3; and

(d)	in respect of Intellectual Property Rights and Intellectual Property, the Warranties contained in paragraph 22 of Schedule 3 and, in relation only to any provision in any contract referred to in paragraphs 13.4 to 13.6 of Schedule 3 which relates to Intellectual Property Rights and Intellectual Property, the Warranties contained in those paragraphs.

13.	Tax Covenant

The Vendor covenants to the Purchaser in the terms of the Tax Covenant as set out in the Tax Schedule.

14.	Purchaser’s remedies

14.1	The Vendor undertakes to disclose in writing to the Purchaser anything which is or may constitute a Claim or which is inconsistent with the contents of the Disclosure Letter directly it comes to its notice either before, at the time of, or after Completion.

14.2	Subject to the provisions of Clause 2.7 (and without prejudice to the provisions of paragraph 8 of Part 1 of Schedule 4), the rights and remedies of the Purchaser in respect of any breach of the Warranties or the Indemnities or the Tax Covenant shall not be affected by Completion nor by any investigation made, or which could have been made, by it or on its behalf into the affairs of the Target Companies or Comtek (or any of them), nor by any actual, deemed or imputed knowledge of the Vendor.

14.3	If any Claim is made, the Vendor shall make no claim against any Target Company or Comtek or any director or employee of the Target Company or Comtek on whom it may have relied before agreeing to any terms of this Agreement or authorising any statement in the Disclosure Letter, save in the case of fraud or wilful non-disclosure on the part of any such director or employee.

14.4	In the event of a Warranty Claim, without prejudice to the right of the Purchaser to claim damages on any basis available to it or to any other right or remedy available to it, the Vendor agrees to pay on demand in cash to the Purchaser a sum by way of damages as agreed between the Vendor (as sole warrantor) and the Purchaser or, in default of such agreement, as determined by order of a court of competent jurisdiction as being the higher of:

(a)	an amount necessary to indemnify the Purchaser on a pound for pound basis (net of the value (whether in cash or otherwise) of any benefit or credit received by the Purchaser or a Target Company arising from the circumstances which gave rise to the Warranty Claim) in respect of all losses, claims, liabilities, damages and demands incurred by the relevant Target Companies or by the Purchaser in respect of the Comtek Business (as the case may be) as a result of the position not being as warranted in the terms of Schedule 3 when given or repeated; and

(b)	an amount equal to the resulting diminution in value (as at Completion) of the Shares or of the Comtek Business (as the case may be).

but so that, for the avoidance of doubt:-

(i)	the Purchaser shall not be entitled to claim damages on the basis set out in clause 14.4(a) unless the circumstances which gave rise to the Warranty Claim prejudices the ability of the Purchaser or a Target Company to achieve that level of EBITDA which it would have achieved had the breach of Warranty not occurred;

(ii)	no Warranty Claim may be made on the basis set out in clause 14.4(a) in respect of any breach of Warranty which gives rise to an accounting or book loss only.

14.5	Any amount paid by the Vendor to the Purchaser in respect of any of the provisions of this Agreement shall be treated as being paid to the Purchaser by way of reduction in the Consideration.

14.6	The Purchaser shall have no right to rescind or terminate this Agreement after Completion by reason of a breach of any of the Warranties or a claim under the Tax Covenant.

15.	Limitations on liability

The liability of the Vendor in respect of any Claim shall be limited as provided in schedule 4 and paragraph 4 of the Tax Schedule but provided always that, notwithstanding any other provision in this Agreement, the provisions of this clause 15 shall not apply to any Claim made against the Vendor in the case of fraud or wilful non-disclosure on the part of the Vendor.

16.	Conduct of Non-Tax Claims

16.1	The Purchaser shall notify the Vendor in writing of:

(a)	any claim made against it by a third party which may give rise to a Non-Tax Claim; and

(b)	any claim which the Purchaser (as purchaser of the Comtek Business) or any of the Target Companies is or may be entitled to bring against a third party which claim is based on circumstances which may give rise to a Non-Tax Claim,

(each a “Third Party Claim”).

16.2	The Purchaser shall procure that the conduct, negotiation, settlement or litigation of a Third Party Claim by or against such third party is, so far as is reasonably practicable, carried out in accordance with the wishes of the Vendor and at the cost of the Vendor subject to the Vendor giving timely instructions to the Purchaser and the Vendor providing security for any costs and expenses which might be incurred by the Purchaser or any of the Target Companies and provided that nothing in this clause 16 shall oblige the Purchaser to take any action which (acting reasonably) it considers to be materially detrimental to the business, trading relationships or reputation of the Comtek Business or the Target Companies.

16.3	Without limitation to the foregoing, the Purchaser agrees that, following Completion, Dawn Harcum shall continue to be engaged in the management of the dispute between the American Company and Kentucky Highlands Investment Corporation and that the time so spent by Dawn Harcum (and by staff supporting Dawn Harcum) shall be deemed to be charged at nil cost. In the event that Dawn Harcum ceases to be employed by a Target Company or a Purchaser Group Company, the Vendor and the Purchaser shall discuss in good faith whether another appropriate employee of the Purchaser in relation to the Wireless Infrastructure Business or a Target Company is made available to manage such dispute (again on a nil cost basis) and so that, for the avoidance of doubt, if no such person is available, the dispute shall continue to be a Third Party Claim. The Vendor shall be entitled to instruct the law firm of its choice in respect of the conduct of the dispute between the American Company and Kentucky Highlands Investment Corporation (including the firm of Laws, Laws and Robertson) and the Vendor shall not settle this claim other than on terms which amount to a full and final settlement of the liabilities of the American Company in respect thereof.

16.4	The Purchaser shall not be liable for any delay in giving any notice under sub-clause 16.1 and shall not, by reason of such delay, be precluded from bringing any Non-Tax Claim against the Vendor but so that, for the avoidance of doubt, such delay shall not prejudice the application of sub-clause 16.2 upon the Vendor becoming aware of the claim or claims in question.

16.5	Subject to the prior entering into of reasonable confidentiality obligations by the Vendor and its professional advisers, the Purchaser shall provide and shall procure that the Target Companies provide to the Vendor and its professional advisers reasonable access to premises and personnel and to any relevant assets, documents and records within their power, possession or control for the purpose of investigating any Non-Tax Claim and enabling the Vendor to take the action referred to in sub-clause 16.2 and shall allow the Vendor and its advisers to take copies of any relevant documents or records at their expense.

16.6

No admission of liability, compromise or agreement shall be made by the Purchaser or any Target Company or any third party acting on behalf of the Purchaser or any Target Company in respect of any matter which may give rise to a Third Party Claim without first consulting with and obtaining the written consent of the Vendor (such consent not to be unreasonably withheld or delayed), provided that nothing in this clause 16.6 shall oblige the Purchaser to take (or refrain from taking) any action which (acting reasonably) it considers to be materially detrimental to the business, trading relationships or reputation of the Comtek Business or the Target Companies.

17.	Indemnities

17.1	Subject to Part 1 of Schedule 4, the Vendor irrevocably undertakes to indemnify and keep indemnified the Purchaser for itself and as trustee for any Target Company against all actions, proceedings, claims, demands and costs arising directly or indirectly in respect of any of the following matters:

(a)	subject to clause 17.5, any Environmental Liability suffered or incurred by the Purchaser or a Target Company arising as a result of a breach of Environmental Laws by the Filtronic Group, Comtek or a Target Company at or prior to the date of Completion;

(b)	the dispute between the American Company and Kentucky Highlands Investment Corporation (details of which are set out in the Disclosure Letter); and

(c)	any actions, proceedings, claims, demands, costs, losses and liabilities incurred by any Target Company (or by the Purchaser in relation to the Comtek Business) which it would not have suffered or incurred but for the Pre-Completion Restructuring and/or to the extent which they are increased by any transfer which the Vendor or Comtek elect to effect pursuant to the provisions of Clause 6.9 above.

17.2	Subject to Part 2 of Schedule 4, the Purchaser irrevocably undertakes to indemnify and keep indemnified the Vendor (for itself and as trustee for each member of the Filtronic Group) and each member of the Filtronic Group against all actions, proceedings, claims, demands and costs arising directly or indirectly in respect of any liability suffered or incurred by the Vendor or any member of the Filtronic Group under any Environmental Law to the extent that such liability arises out of actions or omissions which occur within the Target Companies and/or the Wireless Infrastructure Business following Completion (but excluding, for the avoidance of doubt, any matters for which the Vendor is liable under clause 17.1).

17.3	Notwithstanding any other provision of this Agreement, if and to the extent that the Vendor is required to pay any amounts to the Purchaser in accordance with the provisions of clauses 17 to 20 inclusive (each, an “Indemnity Payment”) and the liability in respect of which the Indemnity Payment is made or the payment of that liability gives rise to a Relief for the relevant Target Company which would not otherwise have arisen, then as and when such Relief gives rise to a benefit for that Target Company (the “Indemnity Benefit”):

(a)	the benefit shall first be set off against any payment due under clauses 17 to 20 inclusive;

(b)	to the extent there is an excess, a refund shall be made to the Vendor of any previous payment made by the Vendor under clauses 17 to 20 inclusive up to the amount of such excess;

(c)	to the extent that the excess referred to in sub-clause (b) above is not exhausted, a payment shall be made to the Vendor of that part of the Indemnity Benefit that has not been exhausted by sub-clauses (a) and (b) above provided that no Indemnity Benefit will arise if any Target Company or the Purchaser suffers any cost or expense in respect of the matters referred to in clauses 17 to 20 inclusive and has not been fully recompensed.

17.4	To the extent permitted by applicable law, the Purchaser irrevocably undertakes to indemnify the Vendor against any losses, claims, damages, expenses or liabilities (collectively “Vendor Claims”) insofar as such Vendor Claims arise directly or indirectly out of any of the following matters:

(a)	the breach of any of the Purchaser’s warranties set out in Schedule 7; or

(b)	the breach of the Purchaser’s covenants contained in sub-clauses 3.10 to 3.16 inclusive.

17.5	Without prejudice to Clause 16 and Part 1 of Schedule 4, the Vendor shall not be liable under clause 17.1(a) to the extent that any Claim:

(a)	is caused or increased by any failure by the Purchaser or a Target Company to take any reasonable steps to mitigate any Environmental Liability; or

(b)	is caused or increased by the Purchaser or any Target Company incurring any cost or expense above that cost or expense that would reasonably be required to comply with the local environmental legislation applying in the jurisdiction in which the Environmental Liability has occurred;

(c)	is caused or increased by any change in use or redevelopment of any part or the whole of any Property after the date of Completion;

(d)	is caused or increased by any information provided directly or indirectly to any Governmental Authority or third party by the Purchaser or (following Completion) by a Target Company or any person acting on behalf of, or with the authority of, or at the direction of, the Purchaser, save where the provision of such information is required under or in order to comply with Environmental Law.

18.	Product Liability Claims

18.1	Subject to the provisions of this Clause 18, the Vendor irrevocably undertakes to indemnify and keep indemnified the Purchaser and the Target Companies, as applicable (hereafter collectively referred to in this Clause 18 as the “Purchaser”) against all Product Liability Claim Losses. The Vendor shall not be liable for a Product Liability Claim Loss unless (a) it has received from the Purchaser within 12 months following Completion written notice giving reasonable details of the Product Liability Claim and (b) the amount of the Product Liability Claim Losses, when aggregated with all other Product Liability Claim Losses made on the same occasion or previously, is equal to or exceeds US$1,000,000 (in which case the Vendor shall be liable for only the excess). The deductible referred to above is separate from the deductible covering warranties and other indemnities specified in Schedule 4.

18.2	In addition, the Purchaser shall have no right to an indemnity under Clause 18.1 for any Product Liability Claim if it fails to act in accordance with Clause 18.3.

18.3	If the Purchaser or a Target Company becomes aware of any matter which might give rise to a Product Liability Claim, the following provisions shall apply:-

(a)	the Purchaser shall promptly give written notice to the Vendor of the matter (stating in reasonable detail the nature of the matter and, so far as practicable, the amounts claimed by the customer) and shall consult with the Vendor with respect to the matter. If the matter has become the subject of any legal proceedings initiated by the customer, the Purchaser promptly shall deliver the notice as a matter of urgency to the Vendor. The Purchaser shall provide written notice to the Vendor of its actual and anticipated Product Liability Claim Losses associated with the Product Liability Claim when they are reasonably determinable and will provide updates to the Vendor to the extent practicable;

(b)	the Purchaser shall, and shall procure that each Target Company shall:-

(i)	take all reasonable steps to avoid and/or mitigate the total cost to resolve any Product Liability Claim;

(ii)	without prejudice to the generality of Clause 18.3(b)(i), take all such steps and adopt all approaches to avoid and or minimise the financial loss suffered by the Purchaser or by the applicable Target Company (as the case may be) and, in this regard, the Purchaser agrees that the payment of cash to a customer or issuance of a credit shall only be effected when all other avenues of settling a Product Liability Claim have been exhausted;

(iii)	the Purchaser shall involve the Vendor in the process of reviewing and determining the root cause of any Product Liability Claim and shall consult with the Vendor prior to negotiating or settling any Product Liability Claim. Any solution or settlement of a Product Liability Claim shall embrace the principle that both the Purchaser and the Vendor will be working together to resolve such claim and will mutually agree on solutions which minimize the cost to both the Purchaser and the Vendor of the settlement with the customer without compromising the future profitability of the Wireless Infrastructure Business overall.

(c)	the Purchaser shall provide to the Vendor and its professional advisers reasonable access to premises and personnel and to any relevant assets, documents and records within the possession or control of it or any Target Company for the purposes of investigating the matter and enabling the Vendor to take any actions contemplated by this Clause 18;

(d)	the Vendor, at its expense, shall be entitled to take copies of any documents or records, and photograph any premises or assets, within the ownership or control of a Target Company which are necessary or related to understanding or defending a Product Liability Claim;

(e)

the Vendor and the Purchaser agree to cooperate and work together to resolve all Product Liability Claims on a case by case basis in accordance with the principles set out in this clause 18.3 and in a manner which is consistent with maintaining an ongoing business relationship with the customer bringing the claim. Examples of possible solutions to a Product Liability Claim and the corresponding financial treatment are given below: (i) if a new product is supplied at zero sales value, which would have been supplied independently of the specific product liability claim, then Vendor would be responsible for the full value of the product supplied as part of the Product Liability Claim; (ii) mitigation of the Product Liability Claim Losses by offering internal engineering design effort or other similar services on the product or other proposed products for the customer, which would normally be provided without cost to the customer, is to be borne within the indirect costs of the Purchaser or the applicable Target Company, so not forming part of the Product Liability Claim Losses. For purposes of clarification, costs paid to third parties, for example to respin boards or to purchase material or to produce new products, are not considered internal engineering design efforts; (iii) the supply of the new product or Re-Works in warranty to replace the faulty product will be paid by the Vendor at such amount as equals the direct cost of manufacture (which includes any directly allocable manufacturing overhead costs associated with such product) provided the methods and means of such manufacture (and the methodology of allocating overhead costs) follow the same (or the same in all material respects) methods, means and methodology as are adopted or utilised by the Target Companies and Comtek in the ordinary course of business prior to Completion; (iv) any net benefit arising under the definition of “Corresponding Benefit” will be credited to the Vendor when assessing the net value of the Product Liability Claim Losses.

18.4	If the Vendor makes a payment to the Purchaser in relation to a Product Liability Claim, and the Purchaser or a Target Company subsequently recovers from a third party any sum which is referable to a fact, matter, event or circumstance giving rise to a Product Liability Claim, the Purchaser shall, or, as appropriate, shall procure that the applicable Target Company shall, pay to the Vendor an amount equal to the amount that the Purchaser or the relevant Target Company received from the third party, after deducting an amount equal to the reasonable costs of the Purchaser or the relevant Target Company incurred in recovering such receipt.

18.5	For the avoidance of doubt (and so as to take priority over the provisions of clause 24 and the definition of Retained Liabilities, but otherwise without prejudice to the other provisions of this Agreement and in particular the provisions of this clause 18), in the event that a customer or former customer of a Target Company or of any member of the Filtronic Group makes a claim or claims after Completion against any member of the Filtronic Group in respect of any supply of any product supplied in the course of the Wireless Infrastructure Business (and so that for the purposes of this clause 18.5 the term Wireless Infrastructure Business shall mean the Wireless Infrastructure Business as conducted in the period up to Completion, as opposed to as at the date hereof and as at Completion) (“Historic WIB Claims”) the Purchaser shall co-operate with the Vendor so as to ensure that the Purchaser shall assume responsibility for Historic WIB Claims and the Purchaser shall indemnify the Vendor (for itself and as trustee for each member of the Filtronic Group) against all actions, proceedings, claims, demands and reasonable costs arising directly or indirectly in respect of such Historic WIB Claims.

18.6	No admission of liability, compromise or agreement shall be made by any member of the Filtronic Group or any third party acting on behalf of any member of the Filtronic Group regarding any Historic WIB Claims without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed).

19.	Pensions Indemnity

The Vendor irrevocably undertakes to indemnify and keep indemnified the Purchaser for itself and as agent of Filtronic (Overseas Holdings) Limited against all actions, proceedings, claims, demands and costs in connection with the operation of sections 38 to 51 of the Pensions Act 2004, including, without limitation, in respect of any contribution notice or financial support direction imposed upon Filtronic (Overseas Holdings) Limited by the Pensions Regulator in respect of the DB Scheme, insofar as such actions, proceedings, claims demands and costs relate to a period of 12 months commencing with the Transfer Date.

20.	Employees

20.1	If Completion occurs, the Vendor, Comtek and the Purchaser acknowledge and agree that, in accordance with the TUPE Regulations (but subject to Regulations 4(7) and 4(9) of the TUPE Regulations), the contracts of employment between Comtek and/or any other member of the Filtronic Group and each of the Transferred Employees (save insofar as such contracts relate to benefits for old age, invalidity or survivors under the DB Scheme or any other occupational pension scheme) will have effect from and including the Transfer Date as if originally made between the Purchaser and each Transferred Employee.

20.2	If Completion occurs and it is found or alleged that any of the Transferred Employees (other than those who have objected to the transfer of their employment pursuant to Regulation 4(7) of the TUPE Regulations) remains an employee of the Vendor or Comtek after Completion:

(a)	the Vendor or Comtek shall notify the Purchaser of that finding or allegation as soon as reasonably practicable after becoming aware of it;

(b)	in consultation with the Vendor or Comtek, the Purchaser shall within seven days of becoming aware of the finding or allegation make that person a written offer of employment to commence immediately on the same terms and conditions as the Purchaser would be obliged to provide to that person if his employment had transferred pursuant to the TUPE Regulations and under which the Purchaser agrees to recognise that person’s period of service with Comtek;

(c)	if the offer of employment made by the Purchaser is accepted by that person, the Vendor or Comtek agrees to permit that person to leave the Vendor or Comtek’s employment without having worked his full notice period, if that person so requests;

(d)	the Vendor or Comtek may within 28 days after becoming aware of that allegation or finding, if that person is still or still claims to be an employee of the Vendor or Comtek and has not accepted an offer of employment with the Purchaser, dismiss that person with immediate effect; and

(e)	the Vendor shall indemnify and keep indemnified the Purchaser against all costs, claims, liabilities and expenses (including reasonable legal expenses) which the Purchaser may suffer or incur in respect of that dismissal.

20.3	If Completion occurs, the Vendor and Comtek shall indemnify and keep the Purchaser (or any relevant Purchaser Group Company) indemnified against all actions, proceedings, claims, liabilities, awards, compensations, damages, fines, losses and costs and expenses (including reasonable legal and other professional fees and any reasonable ancillary expenses) suffered or incurred by the Purchaser in connection with or as a result of any failure by Comtek to comply with its obligations under Regulations 13 and 14 of the TUPE Regulations, or any award of compensation under Regulation 15 of the TUPE Regulations (save where such failure arises from the failure of the Purchaser or any Purchaser Group Company to comply with its duties under Regulation 13 of the TUPE Regulations) provided that:

(a)	the Purchaser shall notify the Vendor of any such claims as soon as reasonably practicable after its senior management become aware of the same and shall allow the Vendor to conduct or control the defence to such claims as well as any settlement negotiations for so long as the Vendor shall conduct such defence in a reasonably timely manner and provide the Purchaser with reasonable updates on the progress and the nature of the defence of claims and of any settlement negotiations;

(b)	the Purchaser shall provide, at the Vendor’s cost and expense, such co-operation as the Vendor may reasonably require in this respect; and

(c)	the Vendor shall consult with the Purchaser and shall take due account of and act reasonably in accordance with the outcome of such consultation in relation to the settlement terms (excluding the financial sum of such settlement and payment terms thereof).

20.4	If as a result of the TUPE Regulations it is found that the employment of any person other than the Transferred Employees (including without limitation a Non-Transferred Employee) has transferred to the Purchaser on or after Completion pursuant to the TUPE Regulations:

(a)	the Purchaser shall notify the Vendor or Comtek of that finding or allegation as soon as reasonably practicable after becoming aware of it;

(b)	in consultation with the Purchaser, the Vendor or Comtek shall within seven days of becoming aware of that allegation or finding make that person a written offer of employment to commence immediately on the same terms and conditions as that person was employed prior to the transfer (actual or alleged), and under which the Vendor or Comtek agrees to recognise that person’s prior service with the Vendor or Comtek;

(c)	the Purchaser may within 28 days after becoming aware of that finding, if that person is still or still claims to be an employee of the Purchaser and has not accepted an offer of employment with the Vendor, dismiss that person with immediate effect; and

(d)	provided that the Purchaser has complied with paragraphs (a) to (c) and dismissed the person, the Vendor or Comtek shall indemnify and keep indemnified the Purchaser against all costs, claims, liabilities and expenses (including reasonable legal expenses) which the Purchaser may suffer or incur in respect of that dismissal and the employment of that person and any other claim brought by that person (or any representative of that person), save to the extent any such claim arises or is increased by a failure of the Purchaser to take all reasonable steps to minimise such costs, claims, liabilities and expenses (including, for the avoidance of doubt, by following the statutory dispute resolution procedures where applicable).

20.5	If Completion occurs the Purchaser shall (without prejudice to the obligations of the Vendor and Comtek contained in clause 20.3) indemnify and keep the Vendor indemnified (for itself and on behalf of Comtek) against:

(a)	all costs, claims, liabilities and expenses (including reasonable legal expenses) incurred in connection with or as a result of any failure by the Purchaser or any Purchaser Group Company to comply with its obligations under Regulation 13(4) of the TUPE Regulations;

(b)	all actions, proceedings, claims, costs, expenses, liabilities, awards, compensation, damages, fines and losses whatsoever (including reasonable legal and other professional fees and expenses) which the Vendor or Comtek may suffer or incur or for which the Vendor or Comtek may become liable in connection with any and/or all Transferred Employees whether in relation to their employment or its termination in each case arising or occurring before, on or after the Transfer Date; and

(c)	all actions, proceedings, claims, liabilities, awards, compensation, damages, fines, losses and costs and expenses (including reasonable legal and other professional fees and expenses) which the Vendor or Comtek may incur in respect of any claim, whether arising or occurring prior to or after the Transfer Date, arising out of or in connection with any proposed change by the Purchaser or any Purchaser Group Company in the working conditions or terms of employment of any Transferred Employees or any other conduct of the Purchaser or any Purchaser Group Company in respect of the Transferred Employees, whether or not such proposed change or conduct arises before, on or after or is due to arise on or after the Transfer Date, or the change of identity of employer occurring by virtue of the TUPE Regulations and/or this Agreement being significant and detrimental to any of the Transferred Employees.

20.6	If Completion occurs, the Vendor or Comtek undertakes to the Purchaser that:

(a)	with regard to the Comtek Business it will have consulted the Transferred Employees concerning measures proposed by the Purchaser, provided such measures have been communicated to the Vendor in reasonably sufficient time prior to Completion; and

(b)	true and complete copies of all written questions raised by any of the Transferred Employees during such consultation exercises will be (or have been) provided to the Purchaser.

21.	Comtek Contracts

1.1.1.	If Completion occurs, with effect from Completion the Purchaser shall assume the obligations and become entitled to the benefits of Comtek (or the relevant member of the Filtronic Group) under the Comtek Contracts and the Purchaser shall (subject to any rights which it has against the Vendor under this Agreement, which shall prevail in the event of (and to the extent of) any conflict) indemnify the Vendor and/or the relevant member of the Filtronic Group against all liabilities to third parties (including to the applicable customer) arising under or in connection with the Comtek Contract, whether arising before or after Completion.

21.1	If Completion occurs, the Vendor undertakes with effect from Completion to assign to the Purchaser or to procure the assignment of all of the Contracts that are capable of assignment without the consent of other contractual parties.

21.2	If Completion occurs, if any Comtek Contract cannot be assigned by the Vendor (or the relevant member of the Filtronic Group) to the Purchaser except by an agreement of novation or with a consent to assignment or without the assignment constituting an event of default or termination, no assignment takes place by virtue of this Agreement until legally able to do so, but:

(a)	the Vendor and the Purchaser shall use their respective best endeavours to procure, as soon as reasonably practicable after Completion, that the relevant Comtek Contract be novated or to obtain the consent or waiver to the event of default or to the termination, the terms of such novation, assignment, consent or waiver to include a release in favour of the Vendor or the relevant member of the Filtronic Group from, and the assumption by the Purchaser of, all liabilities arising under or in connection with the relevant Comtek Contract whether arising before or after Completion (provided that neither the Vendor nor the Purchaser will be obliged to make any payment, give any security or provide any guarantee as the basis for any such novation, assignment or consent) and each of the Vendor and the Purchaser shall bear their respective costs in so doing;

(b)	unless or until the relevant Comtek Contract has been novated or assigned or consent is obtained or the provision waived, the Vendor will, and the Vendor will procure that the relevant member of the Filtronic Group will, continue its corporate existence, will hold the benefit of such Comtek Contract upon trust for the Purchaser absolutely and will account to the Purchaser for any sums or any other benefits received by the Vendor or the relevant member of the Filtronic Group in relation thereto without any deduction or withholding of any kind;

(c)

the Purchaser shall, at its own cost and for its own benefit, perform, as the Vendor’s agent (or as agent of the relevant member of the Filtronic Group), the Vendor’s obligations (or the obligations of the relevant member of the Filtronic Group) under the relevant Comtek Contract (arising before or after the Transfer Date) and shall carry out and complete it (or shall procure that it is carried out and completed), to the extent that it has not previously been carried out or completed, in the ordinary course in a proper and workmanlike manner and in accordance with its respective terms; and

(d)	the Purchaser shall (subject to any rights which it has against the Vendor under this Agreement, which shall prevail in the event of (and to the extent of) any conflict) indemnify the Vendor and/or the relevant member of the Filtronic Group against all liabilities to third parties (including to the applicable customer) arising under or in connection with the Comtek Contract, whether arising before or after Completion.

21.3	If Completion occurs, if notwithstanding the endeavours of the parties pursuant to clause 21.3(a), the rights and obligations of the Vendor, Comtek or any member of the Filtronic Group under any Comtek Contract cannot be transferred to the Purchaser whether by way of novation or assignment or because any necessary consent or waiver is not forthcoming or is refused or otherwise not obtained on terms reasonably satisfactorily to the Vendor or the Purchaser within 180 days of having been sought (or such longer period in relation to any relevant Comtek Contract as the Purchaser may confirm in writing to the Vendor) (an “Unassumed Contract”), then the Vendor shall appoint the Purchaser as its sub-contractor to perform such Unassumed Contract and the Vendor and the Purchaser shall negotiate in good faith to agree the terms on which the Purchaser is to perform such Unassumed Contract. For the avoidance of doubt, Clause 21.2(d) shall continue to apply in relation to an Unassumed Contract.

21.4	If Completion occurs and the Vendor notifies the Purchaser after Completion of any contract of the Comtek Business which would have been a Comtek Contract had it been listed in the schedule of Comtek Contracts (as updated as at Completion) (an “Undisclosed Contract”):

(a)	the Purchaser may at its sole discretion give notice to the Vendor within 10 Business Days to confirm that it wishes to adopt the Undisclosed Contract and from the date of such notice the Undisclosed Contract shall be treated as a Comtek Contract for the purposes of clause 1.1.1; or

(b)	in the event that the Purchaser elects not to adopt the relevant Undisclosed Contract by the expiry of the period of 10 Business Days referred to in clause 21.4(a) above, then the Vendor may act to terminate, assign or otherwise deal with any Undisclosed Contract as it sees fit, provided always that the Purchaser shall not be entitled to refuse to adopt (and shall instead be deemed to have adopted) an Undisclosed Contract relating to the supply of goods or services to Comtek, or the relevant member of the Filtronic Group, if (i) the Purchaser or a member of the Purchaser Group subsequently enters into a contract with a third party for the supply of goods or services which are the same, or substantially similar to, the goods or services which were the subject of the relevant Undisclosed Contract (a “New Supply Contract”) and (ii) the Purchaser was aware of the Undisclosed Contract at the time of entering into the New Supply Contract.

21.5	If the Vendor or any member of the Filtronic Group shall receive after Completion an order for a new contract in relation to the Comtek Business, the Vendor shall as soon as reasonably practicable thereafter notify the Purchaser of such order.

21.6	In relation to any Undisclosed Contract or order for a new contract notified to the Purchaser pursuant to clause 21.5, the Vendor shall not charge or seek to impose on the Purchaser any form of commission or other payment in respect of such Undisclosed Contract or order for new contract.

22.	Pensions

22.1	The Purchaser agrees to establish, after Completion but with effect from Completion, an occupational pension scheme for the benefit of the Transferred Employees (“the CARE Scheme”). The principal benefits provided under the CARE Scheme shall be as follows:

(a)	the CARE Scheme shall be based on a Career Average Revaluation of Earnings (CARE) scheme for future benefit accrual;

(b)	accrual shall be based on the sum of 1/60th of each year’s actual basic salary, revalued in accordance with Section 84 of the Pension Schemes Act 1993 between the year of contribution and the end of the period of pensionable service (i.e. at normal retirement date or the date of leaving pensionable service if earlier);

(c)	for the first 15% of contributions (based on a percentage of members’ pensionable salaries) made to the CARE Scheme shall be met 2/3 by the employer and 1/3 by the members. Any contributions required to be made to the CARE Scheme over and above 15% of pensionable salaries shall be met 1/3 by the employer and 2/3 by the members; and

(d)	in respect of other benefits provided pursuant to the DB Scheme, (including without limitation survivor pensions, life assurance and ill health) benefits that are broadly comparable to those other benefits.

22.2	Nothing in this clause shall operate to:

(a)	require the Purchaser to continue to operate the CARE Scheme for any minimum period;

(b)	prevent the CARE Scheme being amended, discontinued or terminated at any time; or

(c)	require the Purchaser to procure that transfer values from the DB Scheme should be accepted into the CARE Scheme.

23.	The Debts

23.1	If Completion occurs, the Purchaser will be entitled to collect the Debts for its own account and the Vendor will give to the Purchaser all such reasonable assistance as the Purchaser may require to enable the Purchaser to collect in the Debts. Save as aforesaid the Vendor will take no other action in relation to the Debts.

23.2

If Completion occurs and subject always to Clause 10.4, any sums received by the Vendor or any other member of the Filtronic Group after the Transfer Date in relation to any of the Debts will belong to the Purchaser and the Vendor will pay the same in full to the Purchaser as soon as practicable and in any event within 5 Business Days of receipt by the Vendor and pending payment of such monies will hold them on trust for the Purchaser. The Vendor shall not be permitted to withhold (and will procure that no other member of the Filtronic Group will withhold) any deduction from such monies or set off any sums against such monies.

24.	The Retained Liabilities

If Completion occurs (and subject to the remaining provisions of this Agreement), the Vendor and Comtek will remain responsible for all of the Retained Liabilities and shall pay all amounts due in respect of the Retained Liabilities in accordance with the Vendor’s normal practice. For the avoidance of doubt, the provisions of clause 18.5 shall supersede the provisions of this clause 24 and the definition of Retained Liabilities.

25.	Protection of Goodwill

25.1	In order to assure to the Purchaser the full benefit of the business, including know-how, and goodwill of the Target Companies and of the Comtek Business, the Vendor undertakes that it shall not (and shall procure that Comtek and all other members of the Filtronic Group shall not) directly or indirectly (whether as principal, shareholder, partner, employees, agent or otherwise), whether on its own account or in conjunction with or on behalf of any other person, do any of the following things:

(a)	during the Restricted Period carry on or be engaged, concerned or interested in the Restricted Business; or

(b)	during the Restricted Period canvass or solicit or seek to entice away the custom of any Client or Prospective Client for the purposes of providing Restricted Business; or

(c)	during the Restricted Period accept orders for the provision of Restricted Business in respect of any Client or Prospective Client; or

(d)	from the date of this Agreement until Completion, solicit any persons engaged or employed in the Wireless Infrastructure Business to remain or become employees of the Filtronic Group following Completion (save by way of a general advertisement or by way of a general recruitment campaign, in either case not targeted at any particular Senior Employee or only at Senior Employees generally); or

(e)	during the Restricted Period endeavour to entice away from any Target Company (or any successor company with which such Target Company merges) or from any Purchaser Group Company or encourage to terminate his employment with any Target Company (or any successor company with which such Target Company merges) or with any Purchaser Group Company (whether or not such termination would be a breach of his contract of employment) any Senior Employee (save by way of a general advertisement or by way of a general recruitment campaign not targeted at any particular Senior Employee or only at Senior Employees generally); or

(f)	during the Restricted Period employ or otherwise engage any Management Employee, unless such Management Employee has been made redundant post Completion or his/her employment has been terminated by mutual consent; or

(g)	save in the circumstances referred to in sub-clause 27.13 (Confidentiality), disclose to any other person any information which is secret or confidential to the business or affairs of any Target Company or any Purchaser Group Company or use any such information to the detriment of the business of any Target Company or any Purchaser Group Company for so long as that information remains secret or confidential; or

(h)	for a period of five years following Completion, in relation to a business which is competitive with the Restricted Business (i) use the Filtronic name nor use any trade or business name or distinctive mark, style or logo used exclusively by or in the Wireless Infrastructure Business or anything intended or likely to be confused with it or (ii) permit any third party to use the Filtronic name, and the Vendor shall use its best endeavours to prevent the use of the Filtronic name by a third party in connection with the Restricted Business during such five year period.

25.2	Each undertaking contained in clause 25.1 shall be construed as a separate and independent undertaking and while the restrictions set out in this clause are considered by the parties to be reasonable in all the circumstances it is agreed that if any one or more of such restrictions shall, either taken by itself or themselves together, be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Purchaser’s legitimate interests but would be adjudged reasonable if any particular restriction or restrictions were deleted or any part or parts of the wording thereof were deleted, restricted or limited in any particular manner (including without limitation any reduction in their duration or geographical scope) then the said restrictions shall apply with such deletions, restrictions or limitation as the case may be.

25.3	The Vendor agrees that, having regard to the facts and matters set out above and having taken professional advice, the restrictions contained in this clause 25 are reasonable and necessary for the protection of the legitimate business interests of the Purchaser.

25.4	Nothing in clause 25.1 shall prevent the Vendor or any member of the Filtronic Group from:-

(a)	owning less than 3% of any class of the issued share capital of a company whose shares are listed on a recognised investment exchange or overseas investment exchange (as such terms are defined in Sections 285 and 313 of the Financial Services and Markets Act 2000);

(b)	being engaged, concerned or interested in any business which it carried on prior to the date of this Agreement (other than the Wireless Infrastructure Business following completion of the Pre-Completion Restructuring);

(c)	acquiring any interest in any entity which carries on a Restricted Business provided that the sole or main purpose of the acquisition was not to acquire or carry on or participate in a Restricted Business and that the turnover attributable to such Restricted Business constitutes less than 10% of the turnover of the entity acquired, in each case as shown in the then most recent published accounts of the entity acquired.

26.	Target Employee Optionholders

The Vendor agrees that employees of the Target Companies and Transferred Employees who hold options under the share option plans operated by the Vendor will be entitled to exercise those options on Completion (or at any time within the six month period following Completion) to the extent permitted by the rules of such share option plans and the Vendor undertakes to the Purchaser to ensure that the Remuneration Committee of the Board of the Vendor exercises the discretions reserved to it under such share option plan rules to permit exercise of options by such employees of the Target Companies and such Transferred Employees within that six month period following Completion.

27.	General

27.1	Entire Agreement

This Agreement and all of the documents in the agreed form set out the entire agreement and understanding between the parties and supersede all prior agreements, understandings or arrangements (oral or written) in respect of the subject matter of this Agreement.

27.2	It is agreed that:-

(a)	no party has entered into this Agreement in reliance upon any representation, warranty or undertaking of any other party which is not expressly set out or referred to in this Agreement;

(b)	a party may claim in contract for breach of Warranty under this Agreement but shall have no claim or remedy in respect of any misrepresentation (whether negligent or otherwise, and whether made before or in this Agreement) or any untrue statement made by any other party;

(c)	this clause 27.2 shall not exclude any liability or remedy for fraud or fraudulent misrepresentation by a party; and

(d)	save as expressly set out in this Agreement or in any other agreement or document referred to in this Agreement, no party shall owe any duty of care to any other party.

27.3	In the event of any inconsistency between the terms of this Agreement and the Registration Rights Agreement, the terms of the Registration Rights Agreement shall prevail.

27.4	Contracts (Rights of Third Parties) Act 1999

Unless expressly provided in this Agreement, no term of this Agreement is enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to it.

27.5	Assignment

(a)	This Agreement shall be binding upon and enure for the benefit of the successors in title of the parties but, except as set out in sub-clause (b), shall not be assignable by any party without the prior written consent of the other.

(b)	Following Completion the Purchaser may assign the benefit of this Agreement (including, without limitation, the Warranties) to any Purchaser Group Company provided always that (i) in the event of any such assignment the liability of the Vendor shall be no greater than it would have been had such assignment not taken place and (ii) prior to any such assignee ceasing to be a Purchaser Group Company, the Purchaser shall procure that such assignee shall assign to the Purchaser or another Purchaser Group Company the benefit of this Agreement that had previously been assigned to such assignee.

27.6	Variation

No purported variation of this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the parties.

27.7	Effect of Completion

Except to the extent already performed, all the provisions of this Agreement shall, so far as they are capable of being performed or observed, continue in full force and effect notwithstanding Completion.

27.8	Invalidity

If any part of this Agreement is found by any court or competent authority to be invalid, unlawful or unenforceable in any jurisdiction, then that provision shall be deemed not to be a part of this Agreement, and it shall not affect the enforceability of the remainder of this Agreement nor shall it affect the validity, lawfulness or enforceability of that provision in any other jurisdiction.

27.9	Releases and waivers

(a)	The rights, powers and remedies conferred on any party by this Agreement and remedies available to any party are cumulative and are additional to any right, power or remedy which it may have under general law or otherwise.

(b)	Any party may, in whole or in part, release, compound, compromise, waive or postpone, in its absolute discretion, any liability owed to it or right granted to it in this Agreement by any other party or parties without in any way prejudicing or affecting its rights in respect of that or any other liability or right not so released, compounded, compromised, waived or postponed.

(c)	No single or partial exercise, or failure or delay in exercising any right, power or remedy by any party shall constitute a waiver by that party of, or impair or preclude any further exercise of, that or any right, power or remedy arising under this Agreement or otherwise.

27.10	Further assurance

After Completion, the Vendor and Comtek shall (at the Purchaser’s cost) execute such documents and take such steps as the Purchaser may reasonably require to vest the full title to the Shares in the Purchaser, to assure to the Purchaser the full benefit of the Comtek Business to fulfil the provisions of this Agreement and to otherwise give the Purchaser the full benefit of this Agreement.

27.11	Counterparts

(a)	This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

(b)	Each counterpart, when executed, shall be an original of this Agreement and all counterparts shall together constitute one instrument.

27.12	Termination

Without prejudice to any remedy available to any party arising out of any outstanding or prior breach of this Agreement on the part of any other party, if this Agreement is terminated in accordance with its terms, the following shall occur:

(a)	the restrictions and provisions contained in this sub-clause 27.12 (Termination), sub-clause 27.13 (Confidentiality), sub-clause 27.14 (Break fee), clause 28 (Announcements), clause 29 (Costs), clause 30 (Notices) and clause 32 (Governing law and jurisdiction) shall continue to apply; and

(b)	except as referred to in sub-clause (a), all obligations of the parties under this Agreement shall cease.

27.13	Confidentiality

(a)	Except as referred to in sub-clause (b), the Purchaser and the Vendor shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to the provisions or subject matter of this Agreement, to any other party to this Agreement or to the negotiations relating to this Agreement.

(b)	Any party may disclose information which would otherwise be confidential if and to the extent:

(i)	it is required to do so by law or any securities exchange or regulatory or governmental body to which it is subject wherever situated;

(ii)	it considers it necessary to disclose the information to its professional advisers, auditors and bankers provided that it does so on a confidential basis;

(iii)	the information has come into the public domain through no fault of that party; or

(iv)	the party to whom it relates has given its consent in writing.

(c)	This obligation contained in this clause shall cease to apply to the Purchaser after Completion in relation to information which relates exclusively to a Target Company.

(d)	If the sale and purchase contemplated by this Agreement is not completed, the Purchaser will forthwith return to the Vendor all confidential information relating to the Target Companies and the Wireless Infrastructure Business in accordance with the terms of the confidentiality agreement dated 11 April 2006.

27.14	Break fee

In the event that this Agreement is terminated (or, alternatively, Completion does not occur) following the occurrence of any of the events set out below in this clause 27.14, the Vendor (or at the election of the Purchaser, another member or members of the Filtronic Group) shall pay to the Purchaser in cash a break fee of the lower of:

(i) the aggregate of 1% of the value of the Consideration, being a cash sum of US$3,600,000 and of such amount as is required to indemnify the Purchaser for all legal and accounting costs, charges and expenses reasonably and properly incurred by it (to a maximum aggregate figure in respect of all such legal and accounting costs, charges and expenses of US$1,000,000 (plus any applicable VAT to the extent such VAT is recoverable by the Vendor)) in connection with the negotiations, preparations and determination of this Agreement and all matters which this Agreement contemplates; and

(ii) the higher of (a) the maximum amount which could properly be paid by the Filtronic Group (by way of a break fee) pursuant to Listing Rule 10.2.4 (without such amount being treated as a Class 1 transaction) and (b) the maximum amount permitted to be paid by the Vendor (by way of break fee) pursuant to the application of Listing Rule 10.2.7.

The circumstances in which such a break fee shall be payable are as follows:

(a)	the board of the Vendor fail to or cease to recommend to the shareholders of the Vendor that they vote in favour of the sale of the Target Companies and the Assets to the Purchaser (whether by failure to recommend a vote in favour of the Vendor Resolution or otherwise); or

(b)	the Vendor’s EGM is not held by 30 September 2006 (unless the, or one of the, reasons that the Vendor’s EGM is not held by 30 September 2006 is that the Purchaser has not supplied to the Vendor (within a reasonable period of being asked to do so) information relating to the Purchaser which the Vendor is required by the UK Listing Authority (or by any other applicable regulatory authority) to include in any documentation to be sent to the Vendor’s shareholders in connection with the Vendor’s EGM, in which event no break fee shall be payable pursuant to this clause 27.14 and the Vendor shall not indemnify the Purchaser in the manner referred to above), and provided always that no break fee shall be payable pursuant to this clause 27.14 in the event that any of the Conditions (other than the Condition in clause 2.1 (f)) would not have been satisfied or waived before 30 September 2006 in accordance with the provisions of clause 2.

27.15	Exclusion of right of set-off

Any amount payable to the Vendor pursuant to this Agreement or any other document entered into at Completion shall be payable free and clear from any set-off, deduction or counterclaim other than any deduction of tax required by law.

27.16	Access to information following Completion

(a)

Following Completion the Purchaser shall retain, preserve and make available the Records for inspection by representatives of the Vendor during normal business hours on reasonable advance notice being given for a period of up to six years from Completion (or, in the case of Records relating to personnel, health or safety matters, 40 years from Completion or such longer period as is reasonable to deal with such claim) and the Vendor shall be entitled to take copies (at its own cost) of such Records. The Vendor shall treat such Records and all copies of such Records made by the Vendor as confidential in accordance with clause 27.13.

(b)	Following Completion, the Vendor undertakes to the Purchaser to conserve, for a period of not less than six years from Completion, the books, accounts, records and returns of the Vendor in connection with the Comtek Business and the Assets and to make them available to the Purchaser, its agents, accountants or other representatives during normal business hours on reasonable advance notice being given including the right for the Purchaser to take copies at its own expense.

(c)	For a period of 12 months after Completion the Purchaser shall give to the Vendor, subject to the payment by the Vendor of any costs involved, such information and assistance relating to the Target Companies, the Comtek Business and the Assets (including access to the employees of the Purchaser and the Target Companies employed in the Wireless Infrastructure Business after Completion) as the Vendor may reasonably require for the purposes of fulfilling its legal and/or regulatory obligations (including the preparation of its audited accounts), and/or for dealing with any costs, claims, or proceedings arising in respect of the Target Companies, the Comtek Business and/or the Assets for the period prior to Completion (including for the avoidance of doubt the dispute with Kentucky Highlands Corporation as Disclosed).

28.	Announcements

28.1	Except as referred to in sub-clause 28.2, no announcement concerning the terms of this Agreement shall be made by or on behalf of any of the parties without the prior written consent of the others, such consent not to be unreasonably withheld or delayed.

28.2	Any announcement or circular required to be made or issued by any party by law or under the regulations of NASDAQ, the SEC, the UK Listing Authority, the London Stock Exchange or the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers may be made or issued by that party without consent if it has first sought consent and given the other parties a reasonable opportunity to comment on the subject matter and form of the announcement or circular (given the time scale within which it is required to be released or despatched).

29.	Costs and expenses

29.1	Except as otherwise expressly provided, each party shall bear its own costs and expenses incurred in the preparation, execution and implementation of this Agreement including, for the avoidance of doubt, costs and expenses incurred by the Vendor in connection with the resale of the Consideration Shares.

29.2

The Purchaser shall pay (i) all stamp and other transfer duties and registration fees applicable to any document to which it is a party (or in relation to which it (or its nominee) is otherwise named) and which arise as a result of or in consequence of this Agreement and (ii) all fees, costs and expenses in connection with the issue and in accordance with the terms of the Registration Rights Agreement, the registration of, the Consideration Shares, and the Purchaser’s own costs in assisting the Vendor in the marketing and resale by the Vendor of the Consideration Shares pursuant to a Registration Statement filed in accordance with the Registration Rights Agreement, including pursuant to the underwritten offerings contemplated by Sections 3.7 and 3.8 of the Registration Rights Agreement.

30.	Notices

30.1	Any notice to a party under this Agreement shall be in writing signed by or on behalf of the party giving it and shall, unless delivered to a party personally, be left at, or sent by prepaid first class post, prepaid recorded delivery or facsimile to the address of the party as set out on page 1 of this Agreement or as otherwise notified in writing from time to time. For this purpose, any party not ordinarily resident in the United Kingdom shall maintain an address for service within the United Kingdom.

30.2	The Purchaser hereby irrevocably appoints Osborne Clarke, One London Wall, London EC2Y 5EB as its agent for the service of process in England, service upon whom shall be deemed completed whether or not forwarded to, or received by, the Purchaser. If such process agent ceases to have an address in England, the Purchaser hereby irrevocably agrees to appoint a new process agent acceptable to the Purchaser, and to deliver to the Vendor within 14 days a copy of a written acceptance of appointment by such process agent.

30.3	Except as referred to in sub-clauses 30.4 and 30.5, a notice shall be deemed to have been served:

(a)	at the time of delivery if delivered personally;

(b)	48 hours after posting in the case of an address in the United Kingdom and 96 hours after posting for any other address; and

(c)	2 hours after transmission if served by facsimile on a Business Day prior to 3pm or in any other case at 10 am on the Business Day after the date of despatch.

30.4	If the deemed time of service is not during normal business hours in the country of receipt, the notice shall be deemed served at or, in the case of faxes, two hours after the opening of business on the next Business Day of that country.

30.5	The deemed service provisions set out in sub-clause 30.3 shall not apply to:

(a)	a notice served by post, if there is a national or local suspension, curtailment or disruption of postal services which affects the collection of the notice or is such that the notice cannot reasonably be expected to be delivered within 48 hours or 96 hours (as appropriate) after posting; and

(b)	a notice served by facsimile, if, before the time at which the notice would otherwise be deemed to have been served, the receiving party informs the sending party that the notice has been received in a form which is unclear in any material respect, and, if it informs the sending party by telephone, it also despatches a confirmatory facsimile within two hours.

30.6	In proving service it will be sufficient to prove:

(a)	in the case of personal service, that it was handed to the party or delivered to or left in an appropriate place for receipt of letters at its address;

(b)	in the case of a letter sent by post, that the letter was properly addressed, stamped and posted;

(c)	in the case of facsimile, that it was properly addressed and despatched to the number of the party.

30.7	A party shall not attempt to prevent or delay the service on it of a notice connected with this Agreement.

31.	Mediation

31.1	Without prejudice to (i) the right of any party to seek any form of injunctive relief or (ii) the right of any party to commence legal proceedings to prevent the expiry of any applicable limitation period or (iii) the right of the Purchaser to commence legal proceedings to prevent the expiry of the twelve month period referred to in paragraph 2 of schedule 4, any dispute between the parties in connection with this Agreement shall be referred in the first instance to the dispute resolution procedure as provided in this clause 31.

31.2	Initial meetings

(a)	In the first instance each of the parties shall arrange for a senior representative being a member of that party’s board of directors or an executive officer or equivalent to meet solely in order to resolve the matter in dispute. Such meeting(s) shall be minuted and shall be chaired by the party calling for the meeting (but the chairman shall not have a casting vote).

(b)	Such meeting(s) shall be conducted in such manner and at such venue (including a meeting conducted over the telephone) as to promote a consensual resolution of the dispute in question to the mutual satisfaction of the parties.

31.3	Mediation

(a)	If the meeting(s) referred to in Clause 31.2 does not resolve the matter in question then the parties will attempt to settle it by mediation in accordance with the Centre for Dispute Resolution (CEDR) Model Mediation Procedure (the current version of which is attached to this Agreement as Schedule 16 (the “Model Procedure”). To initiate a mediation a party shall give notice in writing (a “Mediation Notice”) to the other Parties requesting mediation of the dispute and shall send a copy thereof to CEDR asking CEDR to nominate a mediator if the parties shall not be able to agree such appointment by negotiation. The mediation shall commence within 28 days of the Mediation Notice being served. Neither party will terminate such mediation until each party has made its opening presentation and the mediator has met each party separately for at least one hour. Thereafter paragraph 14 of the Model Procedure will apply. Neither party will commence legal proceedings or any other form of dispute resolution against the other until thirty days after such mediation of the dispute in question has failed to resolve the dispute.

(b)	The parties will co-operate with any person appointed as mediator providing him with such information and other assistance as he shall require and such party will pay his costs, as he shall decide.

31.4	During any dispute, including a dispute as to the validity of any aspect of this Agreement, it is mutually agreed between the parties that the parties shall continue their respective performance of the provisions of this Agreement.

32.	Governing law and jurisdiction

32.1	This Agreement shall be governed by and construed in accordance with English law.

32.2	Each of the parties irrevocably submits for all purposes in connection with this Agreement to the non-exclusive jurisdiction of the courts of England.

In witness whereof the parties or their duly authorised representatives have executed this Agreement as a deed and delivered it at the date first appearing at the head of this Agreement.

Schedule 1

(Ownership of the Target Holding Company)

Company Name	No. of Ordinary Shares in issue	Owner
Filtronic (Overseas Holdings) Limited	120,737,109	Filtronic plc

Schedule 2 - Part 1

(The Target Holding Company)

Company name	Filtronic (Overseas Holdings) Limited

Registered number	05298744

Date of incorporation	29 November 2004

Place of incorporation	England and Wales

Address of registered office	The Waterfront, Salts Mill Road, Shipley, West Yorkshire, BD18 3TT

Authorised share capital	£125,000,000 divided into 125,000,000 ordinary shares of £1.00 each

Issued share capital	£120,737,109.00 divided into 120,737,109 ordinary shares of £1.00 each

Charges	None

Directors	Professor David Rhodes

Charles Hindson

Secretary	Dr Maura Moynihan

Accounting reference date	31 May

Auditors	KPMG

Tax residence	England and Wales

The Target Companies (other than the Target Holding Company)

Company name	Filtronic Comtek (Hungary) Kft

Registered number	07 09 011717

Date of incorporation	12/07/2005

Place and jurisdiction of incorporation	Hungary

Address of registered office	Berenyi ut 72-100, 8000 Szekesfehervar, Hungary

Authorised share capital	HUF – 200,000,000

Issued share capital	HUF – 200,000,000

Loan capital	HUF – 375,000,000

Charges	None

Directors	Juha Mort

Secretary	Freshfields Bruckhaus Deringer

Accounting reference date	31 May

Auditors	KPMG Mo. Kft

Tax residence	Hungary

Shareholders	Filtronic (Overseas Holdings) Limited (99.95%)

Filtronic Comtek (UK) Limited (0.05%)

Note: prior to Completion, Comtek will transfer its shares in Filtronic Comtek’s (Hungary) Kft so that, as at Completion, one or more of the Target Companies will own the entire issued share capital of Filtronic Comtek (Hungary) Kft.

Company name	Filtronic (Suzhou) Telecommunication Products Co. Limited

Approval certificate number	32191

Date of incorporation	25 October 1999

Place and jurisdiction of incorporation	Suzhou, China

Address of registered office	Huohu Road, SND Hi Tech Industrial Park, Suzhou, Jiangsu Province, PR China

Registered capital	£7.9 million

Charges	None

Loan capital	None

Directors	Alan Needle (Chairman) Geoff Fletcher Bradley Wise

Secretary	N/A

Accounting reference date	31 December

Auditors	KPMG

Tax residence	China

Shareholders	Filtronic (Overseas Holdings) Limited (100%)

Company name	Filtronic Comtek Oy

Registered number	02268123

Date of incorporation	20 October 1978

Place and jurisdiction of incorporation	Finland

Address of registered office	Takatie 6, FIN-90440, Kempele, Finland

Authorised share capital	€874,577.22 divided into 260 pcs of €3363.76

Issued share capital	£874,577.22 divided into 260 pcs of €3363.76

Charges	None

Loan capital	None

Directors	Juha Mort Anne-Maria Vesala Geoff Fletcher

Accounting reference date	31 May

Auditors	KPMG Oy AB, Pajamo Pekka Kaarlo Antero as responsible auditor

Tax residence	Finland

Shareholders	Filtronic (Overseas Holdings) Limited (100%)

Company name	Filtronic Comtek, Inc.

Registered number	D03569720 (State) 52-1801025 (Federal)

Date of incorporation	01/05/1993

Place and jurisdiction of incorporation	Maryland, USA

Address of registered office	31901 Comtek Lane, Salisbury, MD 21804 1788

Authorised share capital	300,000 shares of US$1 each

Issued share capital	300,000 shares of US$1 each

Charges	None

Loan capital	None

Directors	Emanuel Sawyerr (President) Dawn Harcum (Secretary/Treasurer) Geoff Fletcher Professor David Rhodes

Secretary	Dawn Harcum

Accounting reference date	31 May

Auditors	KPMG

Tax residence	USA

Shareholders	Filtronic Holdings Inc. (100%)

Company name	Filtronic Holdings, Inc.

Registered number	02-0481636

Date of incorporation	18 May 1995

Place and jurisdiction of incorporation	New Hampshire

Address of registered office	21 Continental Blvd. Merrimack NH

Registered capital	100,000,900 Shares at US $1.00 per share

Charges	None

Loan capital	None

Directors	President: Emanuel Sawyerr Treasurer/Secretary: Dawn Harcum Assistant Sec: Jean Laws Esquire Beth Davis Esquire Directors: Geoff Fletcher David Rhodes Dawn Harcum

Secretary	Dawn Harcum

Accounting reference date	31 May

Auditors	KPMG

Tax residence	New Hampshire

Shareholders	Filtronic (Overseas Holdings) Limited (100%)

Schedule 2 - Part 2

(The Properties)

The Wolverhampton Property

Address	Description including Title Number

Freehold land and buildings on the south east side of Station Road, Four Ashes (WV10 7BD)	The land comprised in title number SF315164

Leasehold properties

Address	Date and Parties

Building 163 + 163A + 83 Videoton Holding Rt, Székesjehérvár site H-8000 Székesjehérvár, Berényi ú 72-100	10 June 2005 (1) Videoton Holdings Rt (2) Filtronic Comtek (UK) Ltd

Premises at Takatie 6, 90440 Kempele, Finland	31 December 2004 (1) Filtronic Comtek OY (2) LK Products OY

33 Huo Ju Road, SND Hi Tech Industrial Park, Suzhou, Jiangsu Province, PR China	1 April 2000 to 2004 (1) Suzhou New District Science & Technology Park Co Ltd (2) Filtronic (Suzhou) Telecommunication Products Co Ltd

33 Huo Ju Road, SND Hi Tech Industrial Park, Suzhou, Jiangsu Province, PR China	20 July 2001 to 19 July 2008 (1) Suzhou New District Science & Technology Park Co Ltd (2) Filtronic (Suzhou) Telecommunications Products Co Ltd

33 Huo Ju Road, SND Hi Tech Industrial Park, Suzhou, Jiangsu Province, PR China	1 November 2001 to 30 July 2008 (1) Suzhou New District Science & Technology Park Co Ltd (2) Filtronic (Suzhou) Telecommunications Products Co Ltd

No 15 Factory Building in Suzhou New District, Shishan Industrial Lane	20 April 1005 to 19 April 2007

Factory 1 (C1 SND, Hi-Tech Industrial Park, Suzhou 215011, Jiangsu Province	15 January 2005 to 30 September 2006 (1) Filtronic (Suzhou) Telecommunication Products Co Ltd (2) LK Products (Suzhou) Telecommunication Components Co Ltd

Part of the Northeast quarter of section 6, Township 40 North, Range II, East of the Third Principal of Meridiah	8 March 1999 (1) HD – 300 Park Ltd Partnerships (2) Filtronic Comtek Inc

21 Continental Boulevard, Merrimack, NH	27 July 2004 (1) Continental Realty Inc (2) Filtronic Comtek Inc

8081 College Lane, Salisbury, Maryland	9 July 2005 (1) Rental Management Inc (2) Filtronic Comtek Inc

Unit 10, Crownhill Industrial Estate, Milton Keynes	14 February 1991 (1) Carroll Industries Leasing Limited (2) Elettronica (UK) Limited

Suite 260, 300 Park Boulevard, Itasca, Illinois	8 March 1999 (1) HP-300 Park Limited Partnership (2) Filtronic Comtek Inc. Amendment to lease dated 16 August 2001 and 23 April 2004

Schedule 3

(Non-Tax Warranties)

For the purposes of this Schedule 3, any references to “the Company” shall, where the context so permits, mean each of the Target Companies and Comtek in relation to the Comtek Business.

The Vendor

2.	Arrangements with Filtronic Group

There are no contracts, arrangements or liabilities, actual or contingent, outstanding or remaining in whole or in part to be performed between, on the one part, any Target Company or (in relation to the Wireless Infrastructure Business) Comtek and, on the other part, any member of the Filtronic Group, other than intra-group trading in the ordinary course of business on arm’s length terms.

Share capital

3.	Company

3.1	None of the shares of any of the Target Companies was, or represents assets which were, the subject of a transfer at an undervalue or of a preference, within the meaning of sections 238, 239, 339 or 340 of the Insolvency Act 1986, within the past 5 years.

4.	Subsidiaries

4.1	Save as set out in Schedule 2 hereto, no Target Company has, nor has any Target Company agreed to acquire, any interest in any undertaking or in the share capital of any body corporate.

4.2	No Target Company holds nor is it liable on, any share or relevant security which is not fully paid up or which carries any liability.

4.3	The shares of each Target Company (other than the Target Holding Company) are legally and beneficially owned by one of the Target Holding Company with full title guarantee.

4.4	The details set out in Schedule 2 are accurate.

4.5	No Target Company holds nor is liable on any share or relevant security which is not fully paid up or which carries any liability.

4.6	Apart from this Agreement, there is no agreement, arrangement or commitment outstanding which calls for the allotment, issue or transfer of, or accords to any person the right to call for the allotment, issue or transfer of, any share or loan capital of any Target Company.

4.7	Each Target Company is incorporated and validly subsisting under the laws of its country of incorporation and is licensed or qualified to do business under the laws of that country. Each Target Company has full corporate power to carry on its business and to own and operate its assets, properties and business as now carried on and owned and operated.

Corporate matters

5.	Insolvency of Comtek or Target Companies

5.1	No order has been made, no resolution has been passed, and no petition has been presented or meeting convened, for the winding up of Comtek or any Target Company and no Target Company or Comtek has been party to any transaction which could be avoided in a winding up.

5.2	No administration order has been made and no petition for one has been presented in respect of any Target Company or Comtek.

5.3	No administrator, receiver or administrative receiver has been appointed in respect of any Target Company or Comtek or any of their assets. No application for the appointment of an administrator has been made in accordance with the out of court procedure under the Enterprise Act 2002.

5.4	No Target Company or Comtek is insolvent, and no Target Company or Comtek is unable to pay, nor so far as the Vendor is aware (assuming that the Wireless Infrastructure Business is operated and supported by the Purchaser in manner similar to which it is operated and supported by the Vendor prior to Completion), has any reasonable prospect (within the 12 month period following Completion) of being unable to pay, any of its debts as they fall due, within the meaning of section 123(1) of the Insolvency Act 1986.

5.5	No voluntary arrangement has been proposed under section 1 of the Insolvency Act 1986 in respect of any Target Company or Comtek and no Target Company or Comtek has made or proposed any arrangement or composition with its creditors or any class of them.

5.6	No distress, execution or other process has been levied on Comtek’s or on any Target Company’s assets or action taken to repossess goods in the possession of any Target Company or Comtek.

5.7	No unsatisfied judgment is outstanding against any Target Company or Comtek and no demand has been served on any Target Company or Comtek under section 123(1) of the Insolvency Act 1986.

5.8	No event analogous to any referred to in sub-paragraphs 4.1 to 4 .7 has occurred anywhere in the world.

6.	Statutory books and documents filed

6.1	The statutory books, including all registers and minute books, of all Target Companies contain an accurate and complete record of the matters with which those books should deal in accordance with Applicable Law.

6.2	All documents which should have been delivered by the Target Companies to the Registrar of Companies in England and Wales or any relevant authority charged with maintaining a companies registry under Applicable Law are complete and accurate in all material respects and have been properly so delivered.

6.3	The copies of the memorandum and articles of association of the Target Companies Disclosed have embodied in them or annexed to them a copy of each resolution as referred to in section 380 of the Act or as required under Applicable Law, and are accurate and complete in all material respects.

Information

7.	Accuracy of Schedule 1 and financial statements supplied to Purchaser

7.1	The information contained in schedule 1 to this Agreement is accurate.

7.2	The financial statements to be provided by the Vendor to Purchaser prior to Completion in accordance with Clause 6.4 hereof will be prepared in accordance with the generally accepted United Kingdom accounting practices applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto); (b) will include appropriate footnotes reconciling them with generally accepted accounting principles of the United States; and (c) will fairly present the combined financial position of the Target Companies and the Comtek Business at the respective dates thereof and the results of its operation and cash flows for the periods indicated, except that the unaudited interim financial statements will be subject to normal and recurring year-end adjustments which are not expected to be material in amount.

Accounts

8.	Preparation and contents of the Accounts

8.1	The Accounts:

(a)	have been prepared in accordance with the requirements of all relevant statutes and generally accepted United Kingdom accounting practices or (as the case may be) practices generally accepted current at the Accounts Date in the jurisdiction in which, in the case of each Target Company, that Target Company was incorporated;

(b)	have been audited by a statutory or certified auditor (as applicable) who has rendered an auditor’s certificate without qualification; and

(c)	have been duly filed in accordance with the Act or other Applicable Law.

8.2	Without prejudice to the generality of sub-paragraph 7.1 the Accounts give a true and fair view of the state of affairs of each Target Company at the Accounts Date and the profits or losses of each Target Company for the financial period ending on that date.

9.	Accounting records

9.1	The accounting records of each Target Company and Comtek in relation to the Comtek Business comply with the requirements of sections 221 and 222 of the Act or Applicable Law.

9.2	All relevant financial books and records of each Target Company are in its possession or otherwise under its direct control.

10.	Management Accounts

The Management Accounts have been carefully prepared on a basis consistent with the Accounts, fairly reflect the trading position of each Target Company and the Comtek Business as at their date and for the period to which they relate and are not affected by any extraordinary, exceptional, unusual or non-recurring income, capital gain or expenditure or by any other factor known by the Vendor to render profits or losses for the period covered exceptionally high or low.

11.	Events since 30 November 2005

11.1	Since 30 November 2005 there has been no Target Material Adverse Effect.

11.2	Each Target Company and Comtek has since 30 November 2005 carried on its business in the ordinary course and without interruption, so as to maintain it as a going concern, and has paid its creditors in accordance with its normal business practices.

11.3	Since 30 November 2005 no supplier of any Target Company or Comtek has ceased or restricted supplies or threatened so to do.

11.4	Since 30 November 2005 no Target Company or Comtek has:

(a)	acquired or agreed to acquire:

(i)	any asset for a consideration higher than its market value at the time of acquisition or otherwise than in the ordinary course of business; or

(ii)	any business or substantial part of it or any share or shares in a body corporate;

(b)	disposed of or agreed to dispose of, any of its assets except in the ordinary course of business and for full value;

11.5	None of the debts included in the Accounts or any of the debts subsequently arising have been the subject of factoring by Comtek or by any Target Company.

12.	Financial commitments and borrowings

12.1	A summary of all overdraft, loan and other financial facilities available to the Target Companies at the close of business on the day preceding the date of this Agreement are set out in the Disclosure Letter.

12.2	So far as the Vendor is aware, no Target Company or Comtek is a party to, nor has it agreed to enter into, any lending, or purported lending, agreement or arrangement (other than agreements to give credit or loans in the ordinary course of its business including finance leases).

12.3	So far as the Vendor is aware, no Target Company or Comtek is exceeding any borrowing limit imposed upon it by its bankers, other lenders, its articles of association or otherwise nor has any Target Company entered into any commitment or arrangement which might lead it so to do.

12.4	No overdraft or other financial facilities available to any Target Company or Comtek are dependent upon the guarantee of or security provided by any other person.

12.5	No Target Company or Comtek is, nor has it agreed to become, bound by any guarantee, indemnity, surety or similar commitment other than, in each case, in the ordinary course of business.

12.6	No Target Company or Comtek has engaged in financing of a type which is not required to be or has not been, shown or reflected in the Accounts or the Management Accounts.

12.7	No Target Company or Comtek has received any grants, allowances, loans or financial aid of any kind from any government departmental or other board, body, agency or authority which may become liable to be refunded or repaid in whole or in part.

13.	Insurances

A summary of the Policies are attached to the Disclosure Letter.

Trading and contracts

14.	Contracts and commitments

14.1	All material details in respect of all contracts, agreements, transactions, obligations, commitments, understandings or arrangements (other than purchase orders) requiring in relation to its discharge any payment in excess of £100,000 to which any Target Company or Comtek is a party are Disclosed.

14.2	No Target Company or Comtek is a party to any agreement, arrangement or commitment which:

(a)	relates to matters outside its ordinary business or was not entered into on arms’ length terms;

(b)	is material and can be terminated in the event of any change in the underlying ownership or control of it; or

(c)	is material and cannot (by continuing to operate the Wireless Infrastructure Business in the manner in which it is operated prior to Completion) be fulfilled or performed by it on time.

14.3	No Target Company or Comtek has:

(a)	outstanding any bid, tender, sale or service proposal which is material in relation to its business or which, if accepted, would be likely to result in a loss;

(b)	granted any power of attorney or other such authority (whether express or implied) which is still outstanding.

14.4	There is no breach (ignoring for these purposes any breach which is immaterial or which has been remedied or waived (expressly or by conduct)) by a Target Company, or by a member of the Filtronic Group in relation to the Wireless Infrastructure Business, of any material contract to which such Target Company or member of the Filtronic Group is a party in relation to the Wireless Infrastructure Business.

14.5	So far as the Vendor is aware, no material contract to which any Target Company or member of the Filtronic Group is a party in relation to the Wireless Infrastructure Business is invalid or is capable (by reference to circumstances existing as at the date of this Agreement) of repudiation or recission.

14.6	So far as the Vendor is aware, there is no material breach (ignoring for these purposes any breach which has been remedied or waived (expressly or by conduct)) by a Target Company, or by a member of the Filtronic Group in relation to the Wireless Infrastructure Business, of any contract to which such Target Company or member of the Filtronic Group is a party in relation to the Wireless Infrastructure Business.

14.7	All of the current clients and customers of each Target Company and Comtek are Disclosed and the Disclosure Letter contains complete and accurate copies of each material client agreement (“Client Agreements”) and there are no collateral or implied terms that could materially affect the Purchaser’s understanding of the Client Agreements. No client or customer of any Target Company or Comtek has withdrawn nor, so far as the Vendor is aware, is considering withdrawing from, or not placing business with, the relevant Target Company or Comtek as a supplier.

14.8	No material matter has arisen in respect of any Client Agreement which, so far as the Vendor is aware, is or could be construed as a potential or actual breach by any party thereto.

14.9	There have been no material oral or written complaints within the last two years made by any party thereto in respect of any Client Agreement.

14.10	No person is entitled to receive from the Vendor or any Target Company or Comtek any introduction fee brokerage or other commission in connection with the introduction of or continuation of any business to or with any Target Company or Comtek.

14.11	No Target Company or Comtek, nor, so far as the Vendor is aware, any director, officer, employee or agent of any Target Company or Comtek, has directly or indirectly, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any person or governmental or quasi-governmental body, regardless of form, whether in money, property, or services (other than promotional gifts or corporate hospitality made in the ordinary course of business), either (i) to obtain favourable treatment in securing any contract, or (ii) to pay for favourable treatment for any contract secured; or (iii) to obtain special concessions or for special concessions already obtained for or in respect of any Target Company or Comtek, or (iv) in violation of any Applicable Law; or (b) (in relation to the Wirelss Infrastructure Business) established or maintained any fund or asset that has not been recorded in the books and records of the relevant Target Company or of Comtek.

15.	Terms of trade

No Target Company or Comtek has given any guarantee or warranty (other than any implied by law) or made any representation in respect of any product or services sold or supplied by it nor has it accepted any liability to service, maintain, repair or otherwise do or refrain from doing anything in relation to such goods or services after they have been sold or supplied by it except for those contained in its standard conditions of trading or in any contracts or other relevant agreements with its customers, in each case complete and accurate copies of which are Disclosed.

16.	Licences and consents

16.1	Summary details of all material licences, consents, permissions, authorisations and approvals required by all Target Companies or by Comtek in relation to the Comtek Business as currently conducted, or which the Vendor knows will be required within the six months following Completion for the carrying on of the business of the Target Companies and/or the Comtek Business, are contained in the Disclosure Letter and all of them have been obtained by it and are in full force and effect.

16.2	All reports, returns and information required by law or as a condition of any material licence, consent, permission, authorisation or approval to be made or given to any person or authority in connection with the business of any Target Company or the Comtek Business have been made or given to the appropriate person or authority and the Vendor is not aware of any circumstances which indicate that any material licence, consent, permission, authorisation or approval might not be renewed in whole or in part.

17.	Trading partners

17.1	Neither Comtek nor any Target Company (i) acts or carries on business in partnership with any other person or (ii) is a member of any corporate or unincorporated body, undertaking or association (in each case otherwise than in the ordinary course of business).

17.2	Neither Comtek nor any Target Company is a party to any joint venture agreement or joint venture arrangement.

17.3	Neither Comtek nor any Target Company (i) is a party to any agency, distributorship, licence or management agreement or (ii) is a party to any contract or arrangement which restricts its freedom to carry on its business in such manner as it may think fit in any part of the world.

18.	Competition and trade regulation law

18.1	Neither Comtek nor any Target Company is (nor has it been) a party to any agreement or arrangement nor has it been engaged in any practice, which in whole or in part infringes or may be invalidated by any anti-trust, restrictive trade practice, fair trading or consumer protection laws or legislation in any jurisdiction in which Comtek or any Target Company carries on or intends to carry on business or where its activities may have an effect including Articles 81 or 82 of the EC Treaty or any subordinate regulations or directives, the Fair Trading Act 1973, Chapters I or II of the Competition Act 1998, the Enterprise Act 2002 or any secondary legislation made under any of them.

18.2	Neither Comtek nor any Target Company has:

(a)	given any assurances, undertakings or commitments to, or is subject to, any order of or investigation by, or has received any request for information from;

(b)	received, nor so far as the Vendor is aware, is it likely to receive any process, notice or communication, formal or informal by or on behalf of;

(c)	been or is a party to, or is or has been concerned in, any agreement or arrangement in respect of which a request for guidance or an application for negative clearance and/or exemption has been made to the Office of Fair Trading, the Competition Commission, the Secretary of State, the European Commission or any other governmental or other authority, court, tribunal, department, board, body or agency of any country having jurisdiction in anti-trust or similar matters in relation to any business of Comtek or of any relevant Target Company.

18.3	Neither Comtek nor any Target Company has received (nor has any applied for) any aid from any European Community member state or through any state resources in breach of Articles 87 and 88 of the Treaty of Rome.

18.4	Neither Comtek nor any Target Company has received any complaint or threat of complaint from any other person in relation to alleged infringements of any anti-trust, restrictive trade practice, fair trading or consumer protection laws or legislation in any jurisdiction in which any Target Company carries on business.

18.5	Neither Comtek nor any Target Company has made or threatened to make any complaint against any other person to the Office of Fair Trading, the European Commission or any other governmental or other authority, court, tribunal, department, board, body or agency of any country having jurisdiction in anti-trust, fair trading or similar matters.

19.	Compliance with Law

19.1	Neither Comtek nor any Target Company has committed, nor is it liable for, and no claim has been or, so far as the Vendor is aware, will be made that it has committed or is liable for, any criminal, illegal, unlawful or unauthorised act or breach of any obligation or duty imposed by or pursuant to Applicable Law.

19.2	Neither Comtek nor any Target Company has received notification that any investigation or inquiry is being, or has been, conducted by, or received any request for information from any Governmental Authority in respect of its affairs and, so far as the Vendor is aware, there are no circumstances which would give rise to such investigation, inquiry or request.

19.3	None of the activities, contracts or rights of Comtek or any Target Company which are material is ultra vires, unauthorised, invalid or unenforceable or in breach of any contract or covenant and all documents in the enforcement of which it may be interested are valid.

20.	Litigation and disputes

20.1	Except for actions to recover any debt incurred in the ordinary course of the business owed to Comtek or any Target Company:

(a)	neither Comtek nor any Target Company nor, so far as the Vendor is aware any person for whose acts any Target Company or Comtek may be liable, is engaged in any litigation, arbitration, administrative or criminal proceedings, whether as claimant, respondent or otherwise;

(b)	no litigation, arbitration, administrative or criminal proceedings by or (so far as the Vendor is aware) against Comtek or any Target Company or any person for whose acts any Target Company may be liable are threatened or expected and none are pending;

(c)	so far as the Vendor is aware, there are no facts or circumstances likely to give rise to any litigation, arbitration, administrative or criminal proceedings against Comtek or any Target Company or any person for whose acts Comtek or any Target Company may be liable.

20.2	Neither Comtek nor any Target Company is subject to any order or judgment given by any court or Governmental Authority and has not been a party to any undertaking or assurance given to any court or Governmental Authority which is still in force, nor so far as the Vendor is aware are there any facts or circumstances likely to give rise to it becoming subject to such an order or judgment or to be a party to any such undertaking or assurance.

Assets

21.	Ownership of assets

Each of the Assets and each asset included in the Accounts or acquired by any Target Company since the Accounts Date (other than the Properties, any current assets subsequently disposed of or realised in the ordinary course of business and any assets subject to retention of title clauses which provide that title does not pass until payment has been made in full) is owned both legally and beneficially by a Target Company or Comtek free from Encumbrances.

22.	Charges and Encumbrances over assets

22.1

No Encumbrance (other than a lien arising by operation of law in the ordinary course of trading) or other form of security or encumbrance or equity on, over or affecting the share capital of, or the whole or any part of the undertaking or assets owned by, any Target Company or any of the Assets, including any investment in any other company, is outstanding and, apart from this Agreement, there is no agreement or commitment to give or create any of them and, so far as the Vendor is aware, no claim has been made by any person to be entitled to any of them.

22.2	The Assets, together with (i) the assets owned by the Target Companies (ii) all assets held under a Comtek Contract or a hire purchase, lease or rental agreements entered into by a Target Company or Comtek and (iii) assets made available to the Purchaser and/or the Target Companies pursuant to the Transitional Services Agreement, together comprise all assets necessary for the continuation of the business of the Target Companies and the Wireless Infrastructure Business as such business is currently carried on.

22.3	No floating charge created by Comtek or any Target Company has crystallised and, so far as the Vendor is aware, there are no circumstances likely to cause such a floating charge to crystallise.

22.4	No Target Company or Comtek has received notice from any person intimating that it will enforce any security which it may hold over the assets of any Target Company or Comtek, and so far as the Vendor is aware, there are no circumstances likely to give rise to such a notice.

23.	Intellectual Property

23.1	All material details of all registered Intellectual Property and pending registrations and all material details of all software, licences and other agreements relating to it in each case used in the operation of the Wireless Infrastructure Business are contained in the Disclosure Letter.

23.2	All Intellectual Property is either:

(a)	in the sole legal and beneficial ownership of the relevant Target Company or Comtek free from all licences, charges or other encumbrances; or

(b)	the subject of binding and enforceable licences from third parties or from a member of the Filtronic Group in favour of the relevant Target Company or Comtek, or is supplied by the Vendor or a member of the Filtronic Group to the Wireless Infrastructure Business:

(i)	of which no notice to terminate has been received;

(ii)	all parties to which have fully complied with all material obligations in those licences; and

(iii)	in relation to which no disputes have arisen or are foreseeable;

and in each case the Vendor is not aware of anything which has been done or omitted to be done whether by Comtek or by the relevant Target Company or by any other person which would jeopardise the validity, enforceability or subsistence of any Intellectual Property or any such licences.

23.3	Save as set out in the Disclosure Letter any Intellectual Property which is capable of registration has been registered or is the subject of an application for registration (in each case as set out in the Disclosure Letter), and, so far as the Vendor is aware, is or will when duly registered be valid, binding and enforceable and:

(a)	in the case of registrations, all renewal fees have been paid and renewals made by their due date and all such action necessary to preserve and maintain the registration has been taken;

(b)	in the case of registrations contained in the Disclosure Letter each is presently used by the Target Companies or Comtek or the Vendor, as applicable, and is in full force and effect and has not been abandoned;

(c)	in the case of pending applications, the Vendor is aware of no reason why any such applications should not proceed to grant;

(d)	in the case of any patent application, the invention which is the subject matter of such application has not been used or published by the Target Companies, Comtek or the Vendor except experimentally prior to the date of the UK patent application and the true and first inventors thereof have no outstanding rights to compensation pursuant to the Patents Act 1977; and

(e)	the Vendor is not aware of any of the Intellectual Property being subject to current, pending or threatened use, claim, application or attack by any other person.

23.4	No licences, registered user or other rights have been granted or agreed to be granted by any Target Company or by Comtek to any person in respect of any Intellectual Property.

23.5	Except for Intellectual Property owned by the Vendor and used by the Wireless Infrastructure Business, no Target Company or Comtek uses any Intellectual Property in respect of which any third party has any right, title or interest.

23.6	The Target Companies and Comtek own or have the right to use all Intellectual Property Rights required in connection with the conduct of the Wireless Infrastructure Business as presently carried on.

23.7	So far as the Vendor is aware, at no time during the past 6 years has there been any unauthorised use or infringement by any person of any Intellectual Property.

23.8	None of the processes employed, or products or services dealt in, by Comtek or by any Target Company infringes any rights of any third party relating to intellectual property nor makes any Target Company or Comtek liable to pay a fee or royalty and no claims have been made, threatened or, so far as the Vendor is aware, are pending, in relation to any Intellectual Property against the Vendor or any Target Company or Comtek.

23.9	Except in the ordinary course of business and on a confidential basis, no disclosure has been made of any of the confidential information, know how, technical processes, financial or trade secrets or customer or supplier lists of any Target Company.

23.10	Any names used by any Target Company or Comtek other than its corporate name are contained in the Disclosure Letter and do not infringe the rights of any person.

23.11	Each present and past employee, independent contractor, consultant or other person who participated in a material way in the creation or development of any material Intellectual Property has executed a written agreement with the Vendor or Comtek or a Target Company, assigning all rights that such employee, independent contractor, consultant or other person may own in such Intellectual Property to the Vendor or Comtek or the Target Company, as the case may be.

24.	Data Protection Act

24.1	Comtek and the Target Companies have complied in all material respects with the provisions of the Data Protection Act 1984 (as amended, and where such provisions have not been superseded by the Data Protection Act 1998) and the Data Protection Act 1998 (“DPA”) and the principles contained in the DPA.

24.2	Except as registered or notified under the DPA, the Target Companies and Comtek have either not held or processed any personal data or are exempt from registering or notifying under the DPA under one of the exemptions contained in the DPA.

24.3	Insofar as personal data are subject to registration or notification:

(a)	Comtek and the Target Companies have at all times maintained full and accurate registration or notification under the DPA and have operated wholly within the terms of such registration or notification;

(b)	no disclosure has taken place outside the terms of Comtek’s or the relevant Target Company’s registration or notification.

24.4	Neither Comtek nor any Target Company has been served with a notice under Sections 10, 11 or 12 of the Data Protection Act 1998.

24.5	Neither Comtek nor any Target Company, so far as the Vendor is aware, has been served with any information or enforcement notice under the DPA nor, so far as the Vendor is aware, are there any circumstances which might give rise to Comtek or any Target Company being served with such a notice in the future.

Employment

25.	Directors and employees

25.1	Complete and accurate anonymised details of the terms and conditions of employment of all Management Employees, including the date of commencement of their continuous period of employment, their remuneration (including any profit-sharing, bonus or commission entitlement), notice periods, holiday entitlement, and any sick pay entitlement have been Disclosed.

25.2	Complete and accurate details of the terms of engagement of all persons who are consultants to Comtek or the Target Companies, including the date of commencement of their engagement, the role they undertake, the number of hours per week they commit to Comtek or the relevant Target Company, the fees paid to them, any other benefits provided to them, the notice period required to terminate the relationship and holiday arrangements have been Disclosed.

25.3	Complete and accurate anonymised details are Disclosed of any legally-binding arrangements or assurances as to future remuneration or benefits to be provided to any Management Employee or as to any compensation or payment to be made to any such person in the event of early retirement, redundancy or other termination of employment however arising.

25.4	True and complete copies of all standard forms of contracts of employment used within Comtek and the Target Companies have been Disclosed.

25.5

Comtek and each Target Company has maintained up-to-date adequate and suitable records for the purposes of the Working Time Regulations and has complied with all other obligations to its workers (as “workers” is defined in Regulation 2 of the Working Time Regulations) and there are no claims pending or threatened by any officer or employee or former officer or employee or the Health and Safety Executive or any local authority Environmental Health Department or any trade union or employee representative related to the Working Time Regulations.

25.6	Neither Comtek nor any Target Company is a party to any consultancy agreement, any agreement for management services or any contract for services with any director.

25.7	No court or tribunal case, claim or action has been brought by any of the Transferred Employees whether in relation to their employment by Comtek or its termination within the previous 2 years and the Vendor or Comtek has no reasonable grounds to believe that any Transferred Employee may bring any such case, claim or action against the Purchaser in relation to any such employment and/or engagement.

25.8	No officer, employee or worker of Comtek or any Target Company is remunerated on a profit-sharing, bonus or commission basis.

25.9	Other than salary or remuneration for the current month and pay in respect of accrued but untaken holiday for the current holiday year, no amount is owing to any present or former officer, employee or worker of Comtek or any Target Company.

25.10	There is no share option or share incentive scheme in operation by or in relation to Comtek or any Target Company for any of its officers, employees or workers nor is the introduction of such a scheme proposed.

25.11	Save as provided for or taken into account in the Accounts, so far as the Vendor is aware:

(a)	no claim or liability to make any payment of any kind to any person who is or has been an officer, employee or worker has been received or incurred by Comtek or any Target Company whether under the Employment Rights Act 1996, Sex Discrimination Act 1975, the Race Relations Act 1976 and the Disability Discrimination Act 1995 or otherwise; and

(b)	no gratuitous payment of a material amount has been made or promised by Comtek or any Target Company in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former officer or employee.

25.12	No Management Employee, Senior Employee or officer of a Target Company or of Comtek in relation to the Wireless Infrastructure Business has given notice or is under notice of dismissal.

25.13	Neither Comtek nor any Target Company has, in contravention of the Companies Act 1985:

(a)	entered into any arrangement involving the acquisition of non-cash assets from or disposal to;

(b)	granted any loan or quasi-loan to or entered into any guarantee or credit transaction with; or

(c)	provided any security in connection with any loan, quasi-loan or credit transaction to or with any director or person connected with a director within the meaning of the Companies Act 1985.

25.14	Complete and accurate details of any Management Employee who is currently absent from work or who is anticipated to be absent from work for any reason for a period of one month or more are Disclosed.

25.15	There are no persons employed by the Filtronic Group (other than any of the Transferred Employees) who spend the majority of their time working for the Wireless Infrastructure Business.

26.	Industrial relations

26.1	Neither Comtek nor any Target Company is a party to any contract, agreement or arrangement with any trade union or other body or organisation representing any of the Transferring Employees or employees of a Target Company.

26.2	Neither Comtek nor any Target Company has received a request for recognition pursuant to the Trade Union and Labour Relations (Consolidation) Act 1992 in relation to any of the Transferred Employees or employees of a Target Company.

26.3	Comtek has in relation to the Transferring Employees and each Target Company has in relation to its officers and employees and former officers and employees complied with all collective agreements, recognition agreements, workforce agreements and relevant agreements for the time being.

26.4	Within the last 12 months, neither Comtek nor any Target Company has:

(a)	given notice of any redundancies to the Secretary of State, started consultations with any appropriate representatives or failed to comply with any obligation under the provisions of Chapter II Trade Union and Labour Relations (Consolidation) Act 1992;

(b)	been a party to any relevant transfer as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 and/or the Transfer of Undertakings (Protection of Employment) Regulations 2006; and/or

(c)	failed to comply with any duty to inform and consult any appropriate representatives under the Transfer of Undertakings (Protection of Employment) Regulations 1981 and/or the Transfer of Undertakings (Protection of Employment) Regulations 2006.

26.5	No investigation is in progress or, so far as the Vendor is aware, planned to be made in respect of any Target Company by the Health and Safety Executive, the Commission for Racial Equality, the Equal Opportunities Commission or the Disability Rights Commission or any similar body.

27.	Pensions

27.1

Save for the Schemes and the DB Scheme, there is not in operation by the Target Companies and/or Comtek and there has not, at any time, been in operation by the Target Companies and/or Comtek (and no proposal has been announced by the Target Companies and/or Comtek to enter into or establish), and the Target Companies and/or Comtek have no liability in respect of, any plan, scheme, agreement, arrangement, (whether legally enforceable or not or whether or not it is a registered pension scheme within the meaning of Chapter 2 of the Finance Act 2004) for the payment of (or for the payment of any contribution towards), any pensions, allowances, lump sum or other like benefits payable on retirement, death, termination of employment (whether voluntary or not or whether arising from a transfer of an undertaking within the meaning of the TUPE Regulations or otherwise) or during periods of sickness or disablement, for the benefit of any of the employees (or ex-employees) or directors (or ex-directors) of the Target Companies and/or Comtek or for the benefit of the dependants of any of such employees or directors of the Target Companies and/or Comtek.

27.2	In relation to the Schemes and each plan, scheme, agreement, arrangement, custom or practice disclosed:

(a)	all material details have been disclosed in the Disclosure Letter or the disclosure bundle;

(b)	(subject to clause 22), all contributions and premiums which are payable by each Target Company and/or Comtek in respect of it and all contributions due from the employees as members of it have been duly made in accordance with all applicable laws or requirements;

(c)	as far as the Vendor is aware it has been administered in all material respects in accordance with all requirements of the Pension Schemes Act 1993, the Pensions Act 1995, and the Pensions Act 2004 and in accordance with the trusts, powers and provisions of such plans, schemes or arrangements and all other applicable laws and regulations and the requirements of any competent government body or regulatory authority (including the requirements of Article 141 of the Treaty of Amsterdam);

(d)	no undertakings or assurances have been given to any of the employees of the Target Companies and/or Comtek as to the continuance, introduction, increase or improvement of any rights or entitlements in relation to pension, death, disability or retirement;

(e)	it is a registered pension scheme within the meaning of Chapter 2 of the Finance Act 2004;

(f)	all fees, charges and expenses of whatever nature due to be paid by the Filtronic Group, the Target Companies and/or Comtek have been paid and no services have been rendered for which an account or invoice has not been delivered;

(g)	every person who has had a right to join, or apply to join, it has been properly advised of that right and no employee of the Target Companies and/or Comtek has been excluded from membership of it or from any of the benefits under it in contravention of Article 141 of the Treaty of Rome, section 62 Pensions Act 1995, the Part-time Workers (Prevention of Less Favourable Treatment) Regulations 2000 (SI 1551/2000) or the Fixed Term Employees (Prevention of Less Favourable Treatment) Regulations 2002 (SI 2002/2034);

(h)	all benefits (other than a refund of contributions with interest where appropriate, spouses’ death in service and ill health early retirement pensions) payable on the death of a member while in service, or during a period of sickness or disability of a member, are fully insured under a policy effected with an insurance company to which section 275 Finance Act 2004 applies;

27.3	In relation to the DB Scheme:

(a)	all material details have been disclosed in the Disclosure Letter or the disclosure bundle;

(b)	all contributions which are payable by each Target Company and/or Comtek in respect of it and all contributions due from the employees as members of it have been duly made in accordance with all applicable laws and requirements;

(c)	there has been no breach of any of its trusts and no claim or complaint has been threatened or made or litigation commenced against the Vendor, the Filtronic Group, Comtek or any of the Target Companies (or its trustees, administrators or principal employer or any other person whom the Vendor or the Target Companies are liable to indemnify or compensate) in respect of any matter arising out of or in connection with it and there are no circumstances which may give rise to any such claim or litigation;

(d)	there is no amount which is or may be treated under section 75 Pensions Act 1995 as an actual or contingent debt due from Comtek and/or any of the Target Companies to its trustees.

27.4	Filtronic (Overseas Holdings) Limited does not participate in, and has not at any time in the past participated in, the DB Scheme.

27.5	Each of the Target Companies and Comtek has complied with all of its obligations relating to stakeholder pension schemes including without limitation under the Welfare Reform and Pensions Act 1999, the Payment Regulations, and the Financial Services and Markets Act 2000.

27.6	The term under which employees of the Target Companies and/or Comtek can take early retirement are contained in Clause 13 and Clause 15 of the Definitive Trust Deed governing the DB Scheme and the Target Company does not operate a policy of offering early retirement pensions.

27.7	None of the employees of the Target Companies and/or Comtek has been transferred to the Filtronic Group in connection with a business transfer to which the TUPE Regulations may have applied.

27.8	Neither the Target Companies, Comtek, the Vendor, the Filtronic Group, nor any Associated Person is a person who has been a party to an act, an omission or a failure to act relating to a debt due from an employer in relation to a pension scheme under section 75 Pensions Act 1995 and no circumstances exist which would or might result in the Target Companies or the Purchaser becoming liable:

(a)	to pay any sum specified by a contribution notice as defined in section 38 Pensions Act 2004; and/or

(b)	under a financial support direction as defined in section 43 Pensions Act 2004.

28.	Properties

Title

28.1	The Properties comprise all the properties presently owned, occupied, held, controlled or otherwise used by the Target Companies and the relevant Target Company is in actual and exclusive occupation and is the legal and beneficial owner of each Property. No Target Company has any legal or equitable right, estate or interest in any land or buildings other than the Properties.

28.2	The relevant Target Company’s title to each of the Properties is good and marketable (having regard to the terms of any Lease affecting a Property).

28.3	Each Property is occupied or otherwise used by the relevant Target Company by right of ownership or under the Leases, the terms of which permit its occupation or use as tenant and not under any provision allowing the parting of or sharing of possession with group or associated companies and, so far as the Vendor is aware, there are no outstanding circumstances which would restrict the continued possession and enjoyment of any Property or any part of it.

28.4	The details of each Property as noted in Schedule 2 Part II are complete and accurate in all material respects.

28.5	All deeds and documents necessary to prove title to each Property are in the possession and control of the relevant Target Company.

28.6	The Vendor is not aware of any person in adverse possession of any Property.

28.7	The Vendor has not received notice of any disputes, claims, actions, demands or complaints in respect of any Property which are ongoing nor, so far as the Vendor is aware, are any disputes, claims, actions, demands or complaints anticipated and no notices materially affecting any Property have been given or received and not complied with.

29.	Condition of the Properties

29.1	Without having undertaken any survey or inspection, the Vendor is not aware of any structural or other material defect or flaw in any Property that would prevent the occupation or use of such Property for the purposes of the Wireless Infrastructure Business.

29.2	So far as the Vendor is aware, the principal means of access to each Property is over roads which, have been adopted by the local or other highway authority and which are maintainable at the public expense and, so far as the Vendor is aware, no means of access to any of the Properties is subject to rights of determination by any other person.

30.	Leasehold properties

30.1	Each Lease is valid and in full force and, so far as the Vendor is aware, there are no circumstances that have arisen which would entitle any landlord or other person to exercise any power of entry or take possession of the Properties.

30.2	The relevant Target Company has paid the rent and observed and performed in all material respects the covenants on the part of the tenant and the conditions contained in any Lease to which it is a party, and the last demands (or receipts for rent if issued) were unqualified.

30.3	So far as the Vendor is aware, all licences, consents and approvals required from the landlords and any superior landlords for the grant of the Leases and during the continuance of the Leases have been obtained and any covenants on the part of the tenant contained in those licences, consents and approvals have been duly performed and observed.

30.4	So far as the Vendor is aware, there are no rent reviews by reference to a date prior to the date of this Agreement and which are outstanding or in progress under any Lease.

31.	Tenancies

The Properties are not held subject to, and with the benefit of, any tenancy.

32.	Contamination

32.1	No Property is entered in any Governmental Authority register introduced under the Environment Act 1995 or otherwise as land which may be contaminated or which may have been put to a contaminative use.

32.2	So far as the Vendor is aware, there is not on, under or from any of the Properties any substance which could give rise to harm to human health or safety or damage to the Environment.

32.3	So far as the Vendor is aware, each property formerly owned or occupied by any Target Company was free of substances which could give rise to harm to human health or safety or damage to the Environment at the time it ceased to be owned or occupied by the relevant Target Company.

33.	Environment

33.1	A Target Company, or Comtek, holds all Environmental Consents required for the operation of the Wireless Infrastructure Business in the manner in which it is currently operated.

33.2	Summary details of all Environmental Consents held by each Target Company are contained in the Disclosure Letter and are in full force and effect.

33.3	No Target Company has received any written notification from a Governmental Authority that any Environmental Consent it holds will be modified, restricted or withdrawn.

33.4	So far as the Vendor is aware, no Target Company has breached the terms, conditions or provisions of any Environmental Consent.

33.5	So far as the Vendor is aware, no Target Company has received any written notification from a Governmental Authority that further Environmental Consents are required under Environmental Law in order for it to continue the Comtek Business.

33.6	No Target Company has committed, nor is liable for a breach of, and no claim has been made nor so far as the Vendor is aware will be made that it has breached, any Environmental Laws and no Target Company has received any written notification from a Governmental Authority under Environmental Law requiring it to take or omit to take any action.

33.7	No Target Company has received any written notification that any investigation or inquiry is being or has been conducted by any Governmental Authority in respect of a breach of Environmental Laws.

33.8	So far as the Vendor is aware, there are no proceedings nor any circumstances or material facts likely to give rise to any proceedings, in which any Target Company is liable for any clean-up, remediation or similar works in relation to lands contaminated with any Dangerous Substance under an Environmental Law.

Acquisition of the Consideration Shares

34.

The Vendor is purchasing the Consideration Shares for its own account and not with a present view toward the public sale or distribution thereof, except pursuant to an effective registration statement under the Securities Act or pursuant to another available exemption from the registration requirements of the Securities Act; provided, however, that by making the representation herein, the Vendor does not agree to hold any of the Consideration Shares for any minimum or other specific term and reserves the right to dispose of the Consideration Shares at any time in accordance with or pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

35.	Save as Disclosed, the execution and delivery of this Agreement and the Registration Rights Agreement, the fulfilment of the terms of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated thereby will not (A) conflict with or constitute a violation of, or default (with or without the giving of notice or the passage of time or both) under, (i) any material bond, debenture, note or other evidence of indebtedness, or under any material lease, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Vendor is a party or by which it or its properties are bound, (ii) the memorandum and articles of association or other organisational documents of the Vendor, or (iii) any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Vendor or its properties, or (B) result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the material properties or assets of the Vendor. No consent, approval, authorisation or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, self-regulatory organisation, stock exchange or market, or other governmental body in the United States is required for the Vendor’s execution and delivery of, and the performance of its obligations under, this Agreement and the Registration Rights Agreement, other than such as have been made or obtained, and expected for any securities filings required to be made under United States federal or state securities laws or the rules of NASDAQ with respect to the registration of the Consideration Shares pursuant to the Registration Rights Agreement and other than as required in order to comply with the HSR Act.

Schedule 4

(Limitations on liability)

Part 1 – Vendor’s Limitations

1.	The Vendor shall not be liable for a Claim unless:

1.1	it has received written notice from the Purchaser giving reasonable details of the Claim and, if practicable, the Purchaser’s estimate of the amount involved;

(a)	in the case of a claim for breach of the Warranty contained in paragraph 10 of Schedule 3, not later than six months from Completion; or

(b)	in the case of any other Warranty Claim and the indemnity contained in Clause 18, not later than one year from Completion; or

(c)	in the case of the indemnity contained in Clause 17.1(a), not later than three years from Completion; or

(d)	in the case of any Tax Claim, the earlier of (i) six years from Completion and (ii) the applicable statutory time limit in the jurisdiction in which the Target Company in question is incorporated; or

(e)	in the case of any other Claim, not later than one year from Completion.

1.2	the amount of the Vendor’s liability in respect of the Claim (ignoring the effect of this paragraph 1.2) when aggregated with the Vendor’s liability in respect of all other Claims (ignoring the effect of this paragraph 1.2) made on the same occasion or previously, is equal to or exceeds £300,000 (in which case the Vendor shall be liable only for the excess), save that, for the avoidance of doubt, this paragraph shall not apply to (i) any claim by the Purchaser pursuant to clause 17.1(a) (in respect of which there shall be no deductible) or (ii) any claim by the Purchaser pursuant to clause 19.1 (such claims being subject to the separate deductible stated in that clause 18.1).

2.	Any Claim which has been made against the Vendor (and which has not been previously satisfied, settled or withdrawn) shall be deemed to have been withdrawn and shall become fully barred and unenforceable on the expiry of the period of twelve months commencing on the date on which notice of the Claim was given to the Vendor in accordance with paragraph 1.1, unless legal proceedings in respect of the Claim shall have been properly issued, or in the case of a Claim based on a contingent liability, within twelve months of that contingent liability becoming an actual liability.

3.	The aggregate liability of the Vendor in respect of all Claims shall not exceed £38,880,000, save that, with effect from the first anniversary of Completion, the maximum aggregate liability of the Vendor in respect of all Claims shall be reduced to the higher of (i) £19,440,000 and (ii) the aggregate of (a) the amount of any bona fide unsatisfied Claims notified to the Vendor prior to the first anniversary of Completion and (b) the amount of any sums paid by the Vendor prior to the first anniversary of Completion in respect of the settlement or satisfaction of any Claims.

4.	The Vendor shall not be liable for any Non-Tax Claim:

(a)	if the Claim is a Warranty Claim and to the extent that a liability arises or is increased as a result of any voluntary act or omission of the Purchaser (or any persons deriving title from it) or any Target Company after Completion done or omitted to be done outside the ordinary course of business and other than:

(i)	pursuant to a legally binding obligation entered into by a Target Company before Completion; or

(ii)	in order to comply with any law; or

(iii)	at the request of or with the consent of the Vendor;

and provided always that the Purchaser was aware from information contained in the Disclosure Letter that such voluntary act or omission would give rise to or increase such liability; or

(b)	if the Claim is a Warranty Claim and to the extent that the matter giving rise to the Claim is provided for in the Accounts or the Management Accounts; or

(c)	if and to the extent that the Claim is based on a liability which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable; or

(d)	if and to the extent that the loss in respect of which the Claim is made is recovered under an insurance policy of the Purchaser or relevant Target Company save to the extent that such recovery results in a material increase in insurance premiums; or

(e)	if and to the extent that the Claim arises or is increased as a result of the passing or coming in to force or any change after the date of this Agreement of any law, rule, regulation, directive, interpretation of the law or administrative practice of any Governmental Authority not actually or prospectively in force at the date of this Agreement; or

(f)	if and to the extent that the Claim arises, or is increased as a result of, any changes made after Completion in the accounting policies or practices of the Purchaser or any Target Company unless (in the case of a Target Company) such change in accounting policy or practice is necessary in order to comply with UK generally accepted accounting practice, or generally accepted accounting practice in the jurisdiction in which such Target Company is incorporated; or

(g)	(without prejudice to Clause 18), if and to the extent that the Claim relates to a Product Liability Claim.

5.	If the Vendor makes any payment to the Purchaser or any Target Company in relation to any Non-Tax Claim and the Purchaser or any Target Company subsequently receives from a third party any sum referable to the subject matter of that Non-Tax Claim, the Purchaser shall, once it or the relevant Target Company has received such sum or benefit, immediately repay or procure the repayment to the Vendor of either:

(a)	the amount of such receipt (after deducting an amount equal to the reasonable costs of the Purchaser or the relevant Target Company incurred in recovering such receipt and any Taxation payable on it); or if lesser;

(b)	the amount paid by the Vendor, together with any interest paid to the Purchaser or any Target Company in respect of such amount.

6.	Neither the Purchaser nor any Target Company shall be entitled to recover more than once in respect of the same loss giving rise to a Claim.

7.	Without prejudice to any general obligation at law, the Purchaser undertakes to take all reasonable steps (and to procure that each member of the Purchaser Group and each Target Group Company takes all reasonable steps) to avoid and/or mitigate any loss which may give rise to a Claim.

8.	The Purchaser confirms that, as at the date of this Agreement, it is not actually aware of any matter which entitles it to make a Warranty Claim (but so that such confirmation shall not affect its right to make any other claim pursuant to this Agreement). The Purchaser further confirms that it will notify the Vendor of any matter of which it becomes actually aware (ignoring any implied or imputed knowledge) between the date hereof and Completion which would give the Purchaser the right to make a Warranty Claim.

Part 2 – Purchaser’s Limitations on Liability

1.	The Purchaser shall not be liable for a claim by the Vendor pursuant to clause 17.2 (a “Purchaser Environmental Claim”) unless it has received written notice from the Vendor giving reasonable details of the Claim and, if practicable, the Vendor’s estimate of the amount involved not later than three years from Completion.

2.	Any Purchaser Environmental Claim or claim by the Vendor pursuant to clause 18.5 (each a “Purchaser Indemnity Claim”) (which has not been previously satisfied, settled or withdrawn) shall be deemed to have been withdrawn and shall become fully barred and unenforceable on the expiry of the period of 12 months commencing on the date on which notice of the Purchaser Indemnity Claim was given to the Purchaser in accordance with paragraph 1, unless legal proceedings in respect of the Purchaser Indemnity Claim shall have been properly issued, or in the case of a Purchaser Indemnity Claim based on a contingent liability, within 12 months of that contingent liability becoming an actual liability.

3.	The aggregate liability of the Purchaser in respect of all Purchaser Indemnity Claims shall not exceed £38,880,000.

4.	The Vendor shall not be entitled to recover more than once in respect of the same loss giving rise to a Purchaser Indemnity Claim.

Schedule 5

(Tax Schedule)

[attached]

Schedule 5

(Tax Schedule)

Part 1 - Definitions and interpretation

1.	Definitions and interpretation

1.1	In this Agreement, unless the context otherwise requires, the following words have the following meanings:

“Accounts” means in relation to each Target Company the audited balance sheet as at the Accounts Date and the audited profit and loss account for the financial period ended on the Accounts Date.

“Accounts Date” means 31 May 2005.

“Chinese Tax Repayment” means any refund of payments of tax made by the Chinese company in consequence of the level of exports made by the Chinese Company amounting to 70% or more of total sales in respect of periods before Completion.

“Claim for Taxation” means any notice, demand, assessment, letter, Internal Revenue Service audit or other document issued or action taken by any Tax Authority or any person (including any Target Company) indicating that any person is or may be placed or sought to be placed under either a Liability to Taxation or a claim for Taxation to which paragraph 10 may apply.

“EU Group Relief” means any Relief the surrender or transfer of which is permitted as a result of the European Court of Justice decision in Marks & Spencer Case C-446103 or any relevant UK or European Court of Justice cases or any subsequent legislation whether amended or enacted after Completion or otherwise.

“Finnish Payment” means the social security payment of €296,000 together with interest and penalty payments made in respect of the exercise by Esko Rantala of Nokia stock options in 1999.

“ICTA” means the Income and Corporation Taxes Act 1988.

“Interim Accounts” means in relation to each Target Company the balance sheet as at 30 November 2005 and the profit and loss account for the part of the financial period from 1 June 2005 to 30 November 2005.

“Liability to Taxation” means:

(a)	any liability to make a payment of or in respect of Taxation regardless of whether such Taxation is chargeable or attributable directly or primarily to a Target Company or to any other person;

(b)	the setting off against any liability to Taxation or against Profits earned, accrued or received on or before Completion of any Relief which arises in respect of any period after Completion (assuming Completion is deemed to be the end of an accounting period in accordance with paragraph 1.3) and which is not attributable to an event before Completion or in respect of any Transaction effected on or after Completion in circumstances where, but for the setting off, any Target Company would have had a liability to Taxation in respect of which the Purchaser (ignoring any limitations on liability contained herein) would have been able to make a claim against the Vendor under the Tax Covenant;

(c)	any liability to make a payment by way of indemnity or damages, or any other payment pursuant to a contract or arrangement, in each case arising out of or in connection with Taxation; and

(d)	references to a Liability to Taxation shall include the settlement of a Claim for Taxation.

“Profits” means income, profits and gains, the value of any supply and any other consideration, value or receipt used or charged for Taxation purposes and references to “Profits earned, accrued or received” include Profits deemed to have been earned, accrued or received for Taxation purposes.

“Purchaser’s Relief” means a Relief falling within paragraph (b) of the definition of Liability to Taxation.

“Relevant Claim” means any claim by or surrender to any Target Company of (other than a claim from or surrender by another Target Company):

(a)	group relief under Chapter IV, Part X, ICTA or EU Group Relief;

(b)	advance corporation tax under Section 240, ICTA; or

(c)	a tax refund under Section 102, Finance Act 1989.

“Relevant Payments” means payments to or from any Target Company (other than a payment by or to another Target Company):

(a)	as a result of any group payment arrangement made pursuant to Section 36, Finance Act 1998;

(b)	under paragraph 7A or 7C of Schedule 28AA, ICTA;

(c)	under paragraph 71, Schedule 29, Finance Act 2002; or

(d)	under Section 171A, TCGA.

“Relevant Surrender” means any surrender by any Target Company of:

(a)	group relief under Chapter IV, Part X, ICTA or EU Group Relief;

(b)	advance corporation tax under Section 240, ICTA; or

(c)	a tax refund under Section 102, Finance Act 1989.

“Relief” means any relief, loss, allowance, exemption, set-off, deduction or credit in computing or against Profits or Taxation or any right to repayment of Taxation.

“Taxation” means all forms of taxation and statutory, governmental, supra governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies (including withholdings and deductions), whether of the United Kingdom, the United States, Hungary, China, Finland or elsewhere in the world, whenever imposed and however arising and all penalties, fines, charges, costs and interest, together with the cost of removing any related charge or other encumbrance and “Tax” and “Taxes” shall be construed accordingly.

“Tax Authority” means any taxing or other authority, body or official competent to administer, impose or collect any Taxation.

“Tax Claim” means a claim by the Purchaser against the Vendor under the Tax Covenant or that there has been any breach of the Taxation Warranties or, as the case may be, a claim by the Vendor against the Purchaser under the covenant in paragraph 10.

“Tax Covenant” means the covenant in paragraph 3 of this Schedule.

“TCGA” means the Taxation of Chargeable Gains Act 1992.

“Transaction” means any transaction, deed, act, event, omission, payment or receipt of whatever nature and whether actual or deemed for Tax purposes and references to “any Transaction effected on or before Completion” include the combined result of two or more Transactions, the first or any one of which shall have taken place or commenced (or be deemed to have taken place or commenced) on or before Completion outside the ordinary course of the business of the relevant Target Company and any after Completion are in the ordinary course of business of the relevant Target Company (in each case) as carried on at Completion.

“Vendor Associate” means any Vendor and any other person with whom the Vendor or any Target Company is associated on or before completion and excluding the Purchaser or any other person with whom the Purchaser is associated for the purposes of any Tax (other than any Target Company) for the purposes of any Tax.

1.2	In this Schedule:

(a)	a reference to a jurisdiction shall include any union (including for the avoidance of doubt, the European Union), country, state, province, district or division of whatever nature which imposes or raises Taxation;

(b)	a reference to any law shall include any statute, law, regulation, treaty, notice, directive or similar provision relating to Taxation, whether of the United Kingdom or elsewhere;

(c)	references to specific parts of the law of the United Kingdom shall be taken to include a reference to the law of any other jurisdiction so far as the same may apply to any Target Company and may be similar to or have a similar purpose to the law of the United Kingdom to which reference is made; and

(d)	references to the VATA shall include all law relating to value added tax in the United Kingdom and any value added, turnover, sales, purchase or similar tax of any other jurisdiction and references to value added tax and VAT shall be construed accordingly.

1.3	It shall be assumed for all of the purposes of this Tax Schedule (and in particular for calculating any Liability to Taxation or any Relief) that the date of Completion is the end of an accounting period for the purposes of Section 12, ICTA (basis of and periods of account) or any overseas equivalent and all such adjustments and apportionments as may be required consequent upon such assumption shall be made in assessing any liability or in making any calculation required under this Schedule.

1.4	All payments made by the Vendors to the Purchaser under this Tax Schedule shall, so far as practicable be treated as an adjustment in the purchase price for the Shares (other than payments provided for in paragraphs 11 (Claims and Elections) and 12 (VAT Degrouping).

Part 2 - Tax Warranties and Undertakings

2.	Tax Warranties

2.1	All Target Companies have filed all Tax notices, returns and computations required to be filed and have filed them when due. All Tax returns, information, notices and computations filed under applicable laws and regulations by or on behalf of the Target Companies were in all material respects true, complete and correct.

2.2	The Target Companies have paid all Taxes due within the time and in the manner prescribed by law and without any penalty, fine, surcharge or interest, whether or not shown on such returns.

2.3	All Target Companies have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes or similar provisions under any applicable legislation (foreign or domestic).

2.4	All Target Companies have within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws.

2.5	There is no dispute or disagreement outstanding nor at the date of this Agreement does any of the Target Companies contemplate commencing any dispute or disagreement with any revenue or Tax Authority regarding a liability or potential liability to any Tax (including penalties or interest) or recovery from any of the Target Companies or regarding the availability of any relief from Tax and there are no circumstances which, so far as the Vendor is aware, make it likely that any such dispute or disagreement will commence.

2.6	No outstanding assessments or written notices of deficiency have been received by the Target Companies (nor to their knowledge are any threatened) with respect to any Tax returns which the Target Companies have filed with respect to taxable periods ended on or before Completion.

2.7	No audit or other examination of any Tax return of the Target Companies or their businesses is presently in progress, nor has any Target Company been notified in writing of, nor, so far as the Vendor is aware are there any circumstances which are likely to lead such an audit or other examination by any Tax Authority with respect to any taxable period of the Target Companies ending on or prior to Completion.

2.8	The Target Companies are resident in the respective jurisdictions in which they have their registered offices and none of the Target Companies has a permanent establishment or branch as defined by Tax laws or regulations outside of its jurisdiction of residence.

2.9	All statements and disclosures made to any Tax Authority in connection with any provision of Tax legislation were when made complete and accurate in all material respects including (without limitation) any transaction to which any of the following provisions have been or will be applied:

(i)	Sections 135 to 137 (inclusive) TCGA;

(ii)	Sections 219 to 229 (inclusive) ICTA;

(iii)	Sections 703 and 704 ICTA;

(iv)	Section 776 ICTA;

(v)	Sections 779 to 786 (inclusive) ICTA;

(vi)	Section 139 TCGA; and

(vii)	Section 192 TCGA and sections 213 to 218 (inclusive) ICTA.

2.10	Each Target Company, has to the extent and for any period required by law, preserved and retained in its possession complete and accurate records relating to its Tax affairs (including, but not limited to, PAYE and National Insurance records, VAT records, stamp duty (or similar taxes or duties) records and records related to transfer pricing).

2.11	No Target Company is liable to make (other than to another Target Company) any payment for the surrender of any Relief by way of Group Relief or by any overseas equivalent.

2.12	No Target Company has any contract or agreement in place with another company (other than another Target Company) which would require the surrender by or to that Target Company of any Relief.

2.13	Each Target Company is duly registered for the purposes of VAT in its country of incorporation (if required) and has complied with all statutory provisions, rules, regulations, orders and directions concerning VAT.

2.14	All transactions between any Target Company and any other person which is connected or associated with such Target Company for Tax purposes are at arm’s length terms and are not subject to adjustment by any Tax Authority and, in particular, all provisions made by each Target Company have complied in all respects with the requirements of the legislation in the relevant jurisdictions relating to transfer pricing or provisions not at arm’s length and any law made pursuant or with respect thereto and, in particular, each Target Company has sufficient records to comply with its relevant legislative obligations.

Part 3 - Covenants to and from the Purchaser

3.	Tax Covenant

3.1	The Vendor shall pay to the Purchaser an amount equal to any Liability to Taxation of any Target Company:

(a)	arising in consequence of any Transaction effected on or before Completion;

(b)	arising in respect of, or by reference to, any Profits earned, accrued or received on or before Completion;

(c)	arising in respect of the Pre-Completion Restructuring;

(d)	which would not have arisen but for the failure by any person who is or has been a Vendor Associate to discharge a Liability to Taxation which falls upon such Vendor Associate:

(i)	arising directly or indirectly from any Transaction effected or deemed to have been effected at any time by such Vendor Associate; or

(ii)	in respect of any Profits earned, accrued or received at any time by such Vendor Associate,

(e)	in respect of the liability of any Target Company:

(i)	to repay in whole or part any payment for any Relevant Surrender to any Vendor Associate in respect of any period commencing prior to Completion; or

(ii)	to make a payment for any Relevant Claim to any Vendor Associate in respect of any period commencing prior to Completion;

(f)	in respect of the liability of any Target Company:

(i)	to repay in whole or part any Relevant Payment to any Vendor Associate in respect of any period commencing prior to Completion; or

(ii)	to make any Relevant Payment to any Vendor Associate in respect of any period commencing prior to Completion;

(g)	arising in consequence of the exercise of any share options granted to any employees of any Target Company or any Transferred Employees granted by any Vendor Associate;

together with all costs and expenses reasonably and properly incurred by the Purchaser or any Target Company in connection with any such Liability to Taxation or Claim for Taxation or in successfully bringing any claim or defending any action under the provisions of this Schedule.

3.2	Where the Vendor becomes liable to make any payment under the Tax Covenant, the due date for the making of that payment shall be:

(a)	in a case that involves an actual payment of Taxation by any Target Company or any payment that would have been required but for the setting-off of a Relief, the date that is the last date on which the relevant Target Company is liable or (in the case of the setting-off of a Relief) would have been liable to pay to the appropriate Tax Authority the Taxation in question in order to avoid incurring a liability to interest or penalties or, if later, 5 days following a written demand from the Purchaser;

(b)	in any other case, the date falling 5 days following the date on which the Vendor receives a written demand for such amount from the Purchaser.

Part 4 - Limitations and general

4.	Limitations on liability

4.1	The liability of the Vendor under the Tax Covenant shall be reduced if and to the extent that the Liability to Taxation shall have been recovered under the Warranties (or elsewhere under this Agreement) or under any other part of the Tax Covenant (and vice versa).

4.2	The Vendor shall not be liable to the Purchaser for a Tax Claim in respect of any Liability to Taxation:

(a)	where the Liability to Taxation in question is a liability to corporation tax or Taxation in respect of corporate income, to the extent that the Liability to Taxation, when aggregated with all other liabilities to corporation tax or Taxation in respect of corporate income arising in respect of Transactions effected by or Profits earned, accrued or received by the Target Companies on or before Completion (and not discharged on or before Completion) does not exceed £625,000;

(b)	to the extent that the Liability to Taxation (other than in respect of corporation tax or Taxation in respect of corporate income) in question arises in respect of, by reference to or in consequence of any Profits earned, accrued or received or any Transaction which occurred after the Accounts Date and on or before Completion in the ordinary course of business of a Target Company (including for the avoidance of doubt, in the case of the Target Holding Company, the receipt of overseas dividends);

(c)	to the extent that the Liability to Taxation arises or is increased as a result of:

(i)	any increase in rates of Taxation;

(ii)	any change in law or in the published practice of any Tax Authority or any judgment of any Court or tribunal to the extent it overrules or disapproves any previous decision or is inconsistent with the published practice of a Tax Authority;

(iii)	any change in the bases upon which the accounts of the relevant Target Company are prepared or any change in accounting practice or principles except in either case in order to comply with generally accepted accounting practice; or

(iv)	any change in the date to which the relevant Target Company makes up its accounts or any change in the Taxation reporting practice of a Target Company,

made in any such case after Completion with retrospective effect.

4.3	The Vendor shall not be liable to the Purchaser under a Tax Claim in respect of a Liability to Taxation:

(a)	to the extent that the Liability to Taxation has been relieved or mitigated because the Vendor has procured for no consideration a Relevant Surrender to the relevant Target Company;

(b)	to the extent that such Liability to Taxation would not have arisen but for a voluntary act or omission carried out or effected by the Purchaser or the relevant Target Company at any time after Completion, other than any act or omission carried out or effected:

(i)	under a legally binding commitment created on or before Completion;

(ii)	in order to comply with any law or in order to comply with generally accepted accounting principles in any jurisdiction;

(iii)	in the ordinary and normal course of the business carried on by that Target Company; or

(iv)	at the request of or with the consent of the Vendor;

(c)	to the extent that such Liability to Taxation would not have arisen or would have been reduced but for a failure or omission on the part of the Target Company concerned after Completion to make any claim or election, the making or claiming of which was taken into account in computing the provision or reserve for Taxation in the Accounts or the Interim Accounts but only to the extent that the Purchaser was notified of the Relevant Claim or election at least 30 days prior to the last date on which such claim or election can be validly made;

(d)	to the extent that there is available to the relevant Target Company to relieve or mitigate such Liability to Taxation any Relief which is not a Purchaser’s Relief;

(e)	to the extent the liability in question arises or is increased by reason of or in consequence of:

(i)	any claim, disclaimer, election or surrender made or notice or consent given or any other thing done by the Purchaser or a Target Company after Completion, including (without prejudice to the generality of the foregoing) any disclaimer of capital allowances, in circumstances where such claim, disclaimer, election, notice or consent was not taken into account in the preparation of the Accounts or the Interim Accounts; or

(ii)	the amendment after Completion of any claim, disclaimer, election, surrender, notice or consent made or given before Completion;

(f)	to the extent any income, profits or gains to which the liability in question is attributable were actually earned or received by or actually accrued to a Target Company on or before the Accounts Date but were not reflected in the Accounts;

(g)	to the extent the liability in question was paid or discharged on or before Completion;

(h)	to the extent the liability in question has been compensated for without cost to the Purchaser or a Target Company; or

(i)	to the extent the liability in question has been compensated by the operation of clause 11 of this Agreement.

5.	Repayment

If the Vendor shall make any payment to the Purchaser in relation to any Tax Claim and the Purchaser or any Target Company is entitled to recover from any Tax Authority or any person (other than another Target Company) any amount referable to the subject matter of that Tax Claim, the Purchaser shall notify the Vendor of its entitlements as soon as reasonably possible. The Purchaser shall or shall procure that the relevant Target Company shall take such action as the Vendor shall reasonably request to enforce such recovery as is mentioned in this paragraph above against the person in question and, once it or any Target Company has received such amount, repay (after deducting the costs and expenses of the Purchaser or any Target Company incurred in recovering such amount and any Taxation payable on it or on any interest) to the Vendor either:

(a)	a sum equal to such amount; or

(b)	if lesser a sum equal to the Tax Claim paid by the Vendor to the Purchaser,

together with any interest or repayment supplements paid to the Purchaser or that Target Company in respect of such sum.

6.	Reliefs

6.1	If the auditors for the time being of the relevant Target Company shall certify (at the request and expense of the Vendor) that either any Liability to Taxation (or the circumstances giving rise to the Liability to Taxation) which has resulted in a payment having been made or becoming due from the Vendor under the Tax Covenant or the Finnish Payment will give rise to a Relief for any Target Company which would not otherwise have arisen, then as and when such Relief reduces a liability to make an actual payment of Tax (other than a liability for which the Purchaser would be entitled to bring a Tax Claim), the amount of that reduction shall be dealt with in accordance with paragraph 6.2 below.

6.2	Where it is provided under paragraph 6.1 that any amount (the “relevant amount”) is to be dealt with in accordance with this sub-clause:

(a)	the relevant amount shall first be set-off against any payment then due from the Vendor under the Tax Covenant;

(b)	to the extent that there is an excess, a refund shall be made to the Vendor of any previous payment made by the Vendor under the Tax Covenant (to the extent not previously refunded under this paragraph 6) up to the amount of such excess; and

(c)	to the extent that the excess referred to in paragraph 6.2(b) above is not exhausted under that paragraph, the remainder of the excess shall be carried forward and set off against any future payment or payments which become due from the Vendor under the Tax Covenant.

6.3	Where any certification referred to in paragraphs 6.1 has been made, the Vendor or the Purchaser or the relevant Target Company may request the auditors to review such certification in the light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether the certified amount should be amended.

6.4	If the auditors certify under paragraph 6.3 that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of paragraph 6.2 as the relevant amount in respect of the certification in question in place of the amount originally certified, and such adjusting payment (if any) as may be required shall be made as soon as practicable by the Vendor or (as the case may be) to the Vendor to give effect to the revised certification.

7.	Claims Procedure

7.1	Upon the Purchaser or any Target Company becoming aware of a Claim for Taxation which may result in a Tax Claim the Purchaser shall:

(a)	as soon as reasonably practicable, and in any event in a case involving an assessment with a time limit for appeal at least ten Business Days before the expiry of that time limit, and, in any other case, within 30 days of becoming aware of the Claim for Taxation (but not as a condition precedent to the making of a Tax Claim) give written notice of that Claim for Taxation to the Vendor or, as the case may be, shall procure that the Target Company forthwith give written notice of that Claim for Taxation to the Vendor;

(b)	subject always to the terms of this paragraph 7 and the Vendor agreeing to indemnify the Purchaser and/or the relevant Target Company to its reasonable satisfaction against all losses, costs, damages and expenses, including interest on overdue Tax, which may be incurred, further procure that the Target Company take such action and give such information and assistance in connection with the affairs of the relevant Target Company as the Vendor may reasonably and within a reasonable period (having regard to any statutory deadline) by written notice request to avoid, resist, appeal or compromise the Claim for Taxation;

(c)	procure that the Vendor is promptly provided with copies of any correspondence with the Tax Authority;

(d)

not submit any correspondence to the relevant Tax Authority in connection with the Claim for Taxation in question without first submitting the correspondence to the Vendor for its approval (such approval not to be unreasonably withheld or delayed) and the Purchaser shall take into account any reasonable comments of the Vendor.

7.2	The Purchaser shall not be obliged to procure that the Target Company appeals against any tax assessment if, the Vendor having been given written notice of the receipt of that Claim for Taxation in accordance with paragraph 7.1 above, the Target Company has not within 21 days (or, if there is a statutory time limit of not more than 30 days, within 14 days) thereafter received instructions in writing from the Vendor, in accordance with the preceding provisions of this paragraph 7, to make that appeal.

7.3	The Purchaser shall not be obliged to procure that any Target Company take any action under paragraph 7.1 above which involves contesting any matter with any Tax Authority (excluding the authority or body demanding the Tax in question) or any court or tribunal unless the Vendor furnishes the Target Company with the written opinion of leading tax counsel to the effect that the appeal in question will, on the balance of probabilities, succeed. Such tax counsel shall be instructed by the Vendor and at the Vendor’s expense but the Vendor shall promptly provide the Purchaser with a copy of such instructions and give the Purchaser or its representative a reasonable opportunity to attend any conference with Counsel.

7.4	The Purchaser shall not be required to take any action or procure that any Target Company take any action under this paragraph 7 if it reasonably determines that such action would have an adverse effect on the amount of Tax payable by the Purchaser or any Target Company in respect of a period after Completion.

7.5	The action which the Vendor may request under paragraph 7.1 (b) above shall include the Purchaser or a Target Company applying to postpone (so far as legally possible) the payment of any Tax and allowing the Vendor or the Vendor’s professional advisors to conduct the Claim for Taxation.

8.	Tax Returns

8.1	The Vendor or its duly authorised agent shall at the Vendor’s sole expense prepare the corporation tax returns of the Target Holding Company for the accounting periods ended on the Accounts Date and 31 May 2006 to the extent that they have not been prepared prior to Completion and deliver them to the Purchaser for authorisation and signature in order that the Vendor can submit them to HM Revenue & Customs.

8.2	The Purchaser shall procure that the Target Holding Company shall cause the tax returns mentioned in paragraph 8.1 above to be authorised and signed without amendment or with such amendments as the Vendor shall reasonably agree (provided that the Purchaser shall not be obliged to procure that the Target Holding Company takes any such action as is mentioned in this paragraph 8 in relation to any tax return that is not true and accurate in all material respects) and return them to the Vendor without delay (and in any event allowing the Vendor sufficient time to submit the returns to HM Revenue & Customs within the appropriate time limit).

8.3

The Vendor or its duly authorised agent shall at the Vendor’s sole expense prepare all documentation and deal with all matters (including correspondence) relating to the tax returns of the Target Holding Company for all accounting periods ended on or prior to

31 May 2006 and the Vendor shall provide the Purchaser with copies of any correspondence relating to such tax returns prior to their submission and copies of any correspondence from HM Revenue & Customs. The Vendor shall give the Purchaser a reasonable opportunity to comment on such correspondence prior to submission and shall take account of the Purchaser’s reasonable comments.

8.4	The provisions of paragraph 8.3 shall be without prejudice to the rights of the relevant Target Company in relation to any audit or any enquiry resulting therefrom and if the Purchaser shall at any time become aware of a Claim for Taxation which may result in a Tax Claim, the Purchaser may at any time thereafter by notice in writing to the Vendor require that the provisions of paragraph 8.3 shall lapse, in which case the provisions of paragraph 7 (Claims Procedure) shall come into operation in accordance with its terms.

8.5	Subject to paragraph 8.6, the Purchaser shall be responsible for the preparation and submission of all returns and tax computations of the Target Companies other than the Target Holding Company.

8.6	The Purchaser shall procure that:

(a)	the Vendor and its duly authorised agents are afforded such access (including the taking of copies) to the books, accounts and records of each of the Target Companies and such other assistance as they may reasonably require to enable the Vendor to deal with the matters referred to in this paragraph 8;

(b)	the Vendor is promptly sent a copy of any communication from any Tax Authority insofar as it relates to an accounting period of the Target Holding Company which ends on or before 31 May 2006;

(c)	there is given to such person or persons as may for the time being be nominated by the Vendor authorisation to conduct the Tax returns of the Target Holding Company for the accounting periods ending on or prior to 31 May 2006 as required by this paragraph 8;

(d)	the Vendor is supplied with copies of all returns, computations and material correspondence relating to the tax affairs of each Target Company for the accounting period commencing on 1 June 2006 at least 21 days prior to the submission of such returns, computations and correspondence and that any reasonable comments made by the Vendor in relation thereto and to the extent they relate to the period to Completion are taken into account;

(e)	the Vendor is supplied with copies of all returns, computations and material correspondence relating to the tax affairs of each Target Company, other than the Target Holding Company, for all accounting periods ending on or before 31 May 2006 at least 21 days prior to the submission of such returns, computations and correspondence and that all reasonable comments made by the Vendor in relation thereto are taken into account;

(f)	the Tax returns referred to in 8.6(c) and (e) above are, to the extent the Purchaser can so procure and it is reasonable to do so, prepared in accordance with the Target Companies’ past practice unless otherwise required by applicable law or accounting practice.

(g)	Where permitted by Treasury Regulation Section 1.1502-76(b)(1)(ii)(B), all Transactions outside the ordinary course of business by Falcon Holdings Inc and the American Company on the date of Completion but after Completion are reported in the return for the period commencing on the day following Completion.

9.	Overprovisions

9.1	If the Purchaser becomes aware that a Relevant Amount (as defined in this paragraph 9.1) has arisen or may arise, it shall notify the Vendor as soon as practicable. A Relevant Amount shall be determined for the purposes of this paragraph as follows:

(a)	if a provision for Tax (including deferred taxation) in the Accounts is or proves to be an overprovision, the amount of such overprovision shall be a Relevant Amount;

(b)	if an instalment payment of Tax of a Target Company made before Completion is greater than it needed to have been, the amount of the overpayment (together with any interest) shall be a Relevant Amount; or

(c)	if a repayment of Tax is received in respect of any period before Completion which was not taken into account in the Accounts (including without limitation the Chinese Tax Repayment and any repayment of the Finnish Payment, except to the extent any repayment has been taken into account in paragraph 6 above) then the amount of that repayment (together with any interest and/or repayment supplement) shall be a Relevant Amount.

9.2	Where a Relevant Amount has arisen as set out in paragraph 9.1, then:

(a)	the Relevant Amount shall first be set-off against any payment then due from the Vendor under this Tax Schedule;

(b)	to the extent that there is an excess, a refund shall be made to the Vendor of any previous payment or payments made by it under this Tax Schedule and not previously refunded under this paragraph up to the amount of such excess; and

(c)	to the extent that the excess referred to in paragraph Error! Reference source not found. is not exhausted under that paragraph, the remainder of that excess shall be carried forward and set-off against any future payments which become due from the Vendor under this Tax Schedule.

9.3	The Purchaser shall use reasonable endeavours to obtain a repayment of the Finnish Payment or to obtain the Chinese Tax Repayment.

10.	Purchaser’s Covenants

10.1	Subject to paragraph 10.2 the Purchaser covenants with the Vendor to pay to the Vendor an amount equal to any Liability to Taxation of any Target Company (together with all interest, penalties, costs and expenses incurred by the Vendor in connection therewith) which is assessed on the Vendor or any member of the Vendor’s group or any controlling director of the Vendor as a result of any Target Company failing to pay any Tax for which it is primarily liable or any Liability to Taxation or increased Liability to Taxation of any Vendor Associate arising in consequence of any Transactions of any Target Company on the date of Completion but after Completion.

10.2	Paragraph Error! Reference source not found. shall not apply in respect of any Tax which gives rise to a liability for the Vendor to make a payment to the Purchaser under this Agreement and which has not yet been paid or would do so but for any limitations on quantum.

10.3	Any payment which the Purchaser is obliged to make pursuant to paragraph Error! Reference source not found. shall be made on or before the date which is five Business Days before the Vendor is obliged to pay the Tax in question in order to avoid interest or penalties and any payment not made on or before the due date for payment pursuant to this paragraph shall carry interest at the rate of 2.25% above the base rate of Barclays Bank plc from the due date until payment.

11.	Claims and Elections - Satisfaction of Vendor’s Liability

11.1	The Vendor may by notice in writing to the Purchaser elect to mitigate or eliminate any liability under this Tax Schedule by making or procuring a Relevant Claim to the extent permitted by law (whether on a pro rata or just and reasonable basis) and/or entering into an election under sections 171A and/or 179A TCGA so as to transfer gains from a Target Company to a member of the Vendor’s group or to transfer losses to a Target Company from a member of the Vendor’s group or (in each case) any overseas provision of a similar nature but without any payment being made in consideration of the surrender or election and the Vendor shall be absolved of liability under this Tax Schedule to the extent of the amount of Tax relating to the relevant liability relieved by such surrender or election at no cost to the Purchaser. The Purchaser shall at the Vendor’s reasonable cost procure that each Target Company takes all such steps as the Vendor may reasonably request to permit and give effect to any such surrender or election.

12.	VAT Degrouping

12.1

On or before Completion, the Vendor shall procure that the representative member of the VAT group of which the Group Companies are members at the date of this Deed (the “Representative Member”) makes an application to HM Revenue & Customs under Section 43B VATA for the exclusion of the Target Holding Company from that VAT group (the “VAT Group”) and shall procure that the Representative Member uses its reasonable endeavours to ensure that such application takes effect from the earliest date which the Commissioners will allow. The Vendor shall inform the Purchaser as soon as reasonably practicable of the date which the Commissioners have notified as the date on which the Target Holding Company will cease to be a member of the VAT Group (the “Relevant Date”).

12.2	Until the Relevant Date, the Purchaser shall procure that the Target Holding Company provides the Representative Member with such documents, information and assistance as it may reasonably require to enable it to comply with its obligations in relation to VAT, in particular (but without limitation) the making of returns and accounting for tax, and the Vendor shall procure that the Representative Member complies with such obligations.

12.3	The Vendor shall procure that the Representative Member provides the Target Holding Company with such documents, information and assistance as it may reasonably require in relation to its VAT affairs.

12.4	The Purchaser shall procure that the Target Holding Company pays to the Representative Member an amount equal to any VAT for which it is liable to account to H M Revenue & Customs as a result of any supplies of goods or services actually made by the Holding Target Company (but treated as made by the Representative Member under Section 43(1) VATA) after the beginning of the prescribed accounting period current at Completion and on or before the Relevant Date provided that no such payment shall be required if the same were to give rise to a Liability to Tax in respect of which the Purchaser could bring a Tax Claim. In determining whether or not the Representative Member is liable to account to HM Revenue & Customs for such VAT and, if so, when and the amount, supplies of goods and services made to other members of the VAT Group shall be ignored.

12.5	The Vendor shall procure that the Representative Member pays to the Target Holding Company an amount equal to any VAT which the Representative Member is entitled to recover by way of repayment from HM Revenue & Customs as a result of any supplies of goods or services actually made to the Target Holding Company (but treated as made to the Representative Member under Section 43(1) VATA) after the beginning of the prescribed accounting period current at Completion and on or before the Relevant Date. In determining whether or not the Representative Member is entitled to any such repayment and, if so, when and the amount, supplies of goods or services made by other members of the VAT Group shall be ignored.

12.6	The Purchaser shall procure that the Target Holding Company pays to the Representative Member any amount which it is required to pay pursuant to paragraph 12.3 above on or before the date which is two Business Days before the date on which the Representative Member is required to account for the VAT in question.

12.7	The Vendor shall procure that the Representative Member pays to the Target Holding Company any amount which it is required to pay pursuant to paragraph 12.4 above within two Business Days after the date on which the Representative Member is entitled to receive the repayment in question.

Schedule 6

(Completion requirements)

The Vendor shall deliver to the Purchaser at Completion:

1.	stock transfer forms, duly completed and executed by the registered holders, in favour of the Purchaser (or as it may direct) in respect of the Shares together with the relevant share certificates;

2.	assignments of goodwill, the benefit of contracts and the Debts relating to the Comtek Business;

3.	a release from any charges over the Shares created by the Vendor;

4.	a certificate in the agreed form from a director of the Vendor that (i) there has been no Target Material Adverse Effect or material breach of Warranty in the period prior to Completion and (ii) the Pre-completion Restructuring has been completed;

5.	the Trade Mark Licence and Assignment duly executed by the Vendor;

6.	the Patent Licence and the Software Sharing Agreement duly executed by Vendor;

7.	the Transitional Services Agreement duly executed by the Vendor;

8.	releases in the agreed form dated not earlier than the Business Day immediately preceding Completion from the holders of all outstanding charges given by any Target Company and any charge over the Assets or the Comtek Business (other than in each case in respect of any finance leases and any Target Companies Debt);

9.	releases from any cross guarantees entered into by any Target Company for the benefit of a member of the Filtronic Group;

10.	if not located at the Properties, the certificate of incorporation, any certificates of incorporation on change of name or re-registration, the statutory books written up to date, share certificate books, minute books and any common seal of a Target Company;

11.	if not located at the Properties, all title deeds relating to the Properties and, where the freehold Properties are charged, Forms DS1 or receipted Legal Charges as appropriate;

12.	if not located at the Properties, all cheque books, credit and charge cards held for the account of each Target Company;

13.	if not located at the Properties, all other papers and documents relating to the Target Companies which are in the possession of or under the control of the Vendor;

14.	(if requested by the Purchaser) letters of resignation in the agreed form from each of the directors and the company secretary of each Target Company confirming that they have no claims against such Target Company in respect of such resignations;

15.	letters of resignation in the agreed form from the auditors of each Target Company containing the statement specified in section 394(1) of the Act;

16.	a copy of the Handset Earnout Agreement; and

17.	minutes in the agreed form of a duly held meeting of the board of directors of the Target Holding Company at which, amongst other things:

(a)	the stock transfer forms referred to in paragraph 1 above are approved and (subject to them being appropriately stamped) registered in the Target Holding Company’s books;

(b)	except as otherwise directed by the Purchaser, each director and the secretary of the Target Holding Company ceases to be an officer with immediate effect;

(c)	the persons nominated by the Purchaser are appointed as directors and secretary of the Target Holding Company;

(d)	the accounting reference date of the Target Holding Company is changed to 31 December;

(e)	the auditors resign from their office as auditors to the Target Holding Company and a firm nominated by the Purchaser is appointed in their place;

(f)	the registered office of the Target Holding Company is changed to an address nominated by the Purchaser; and

(g)	the mandates given by that company to its bankers are revoked or revised as the Purchaser may require;

18.	The Vendor shall procure that a board meeting of each Target Company (other than the Target Holding Company) is held at which:

(a)	except as otherwise directed by the Purchaser, each director and the secretary of such Target Company ceases to be an officer with immediate effect;

(b)	the persons nominated by the Purchaser are appointed as directors and secretary of such Target Company;

(c)	the accounting reference date of such Target Company is changed to 31 December;

(d)	the auditors resign from their office as auditors to such Target Company and a firm nominated by the Purchaser is appointed in their place;

(e)	the registered office of such Target Company is changed to an address nominated by the Purchaser; and

(f)	the mandates given by such Target Company to its bankers are revoked or revised as the Purchaser may require;

19.	The Purchaser shall deliver to the Vendor at Completion:-

(a)	the Trade Mark Licence and Assignment duly executed by the Purchaser;

(b)	the Patent Licence and the Software Sharing Agreement duly executed by the Purchaser;

(c)	the Transitional Services Agreement duly executed by the Purchaser;

(d)	a copy of the Registration Statement in the form that has been prepared in accordance with sub-clause 3.10(a) and shall be filed upon Completion pursuant to sub-clause 3.12(b) and the Registration

Rights Agreement and an officer’s certificate certifying that such Registration Statement has been prepared in accordance with the requirements of applicable United States securities laws and, when filed with the SEC, shall be accurate and complete in all material respects, except and to the extent that any information included in the Registration Statement or omitted therefrom consists of on information supplied or required to be supplied by the Vendor in accordance with Section 6.4;

(e)	a copy of the Purchaser Form 8-K in the form that has been prepared in accordance with sub-clause 3.10(a) and shall be filed upon Completion pursuant to sub-clause 3.12(a) and an officer’s certificate certifying that such Purchaser Form 8-K has been prepared in accordance with the requirements of applicable United States securities laws and, when filed with the SEC, shall be accurate and complete in all material respects, except and to the extent that any information included in the Purchaser Form 8-K or omitted therefrom consists of information supplied or required to be supplied by the Vendor in accordance with Section 6.4;

(f)	a copy of the NASDAQ Listing Notice as submitted to NASDAQ pursuant to sub-clause 3.10(c);

(g)	a certificate in the agreed form from a director of the Purchaser that there has been no Purchaser Material Adverse Effect in the period prior to Completion;

(h)	a copy of the VAT election in respect of the Comtek Properties referred to in clause 9.7 and confirmation from HM Revenue & Customs of receipt of that election; and

(i)	a copy of any agreed election pursuant to section 198 Capital Allowances Act 2001 referred to in clause 9.10.

Schedule 7

(Purchaser’s Warranties)

1.	The Purchaser has the requisite power and authority to enter into and perform its obligations under this Agreement and the other documents which are to be executed by the Purchaser at Completion (the “Purchaser’s Completion Documents”).

2.	This Agreement constitutes, and the Purchaser’s Completion Documents will when executed by the Purchaser constitute, valid and binding obligations of the Purchaser in accordance with their respective terms.

3.	The execution and delivery of, and the performance by the Purchaser of its obligations under this Agreement and the Purchaser’s Completion Documents will not:-

(a)	result in a breach of any provision of the memorandum or articles of association of the Purchaser;

(b)	result in a breach of, or constitute a default under, any instrument to which the Purchaser is a party or by which the Purchaser is bound and which is material in the context of the transactions contemplated by this Agreement;

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound and which is material in the context of the transactions contemplated by this Agreement; or

(d)	require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made at the date of this Agreement both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement).

4.	The Purchaser is acting as principal and not as agent or broker for any other person and, save as previously disclosed in writing to the Vendor, immediately following its purchase of the Shares no person other than the Purchaser will be interested in the Shares. For the purposes of this paragraph the word “interested” shall bear the same meaning as in Part VI of the Act.

5.	The Purchaser has immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligation to pay the Cash Consideration.

6.	The Consideration Shares shall, upon issue, rank pari passu in all respects with the existing shares of common stock of US$0.0001 each in the capital of the Purchaser save that they shall not rank for any dividend or other distribution declared, made or paid by reference to a record date prior to the date of issue.

7.

The Consideration Shares are duly authorised and, upon issuance in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, free from all taxes, liens, claims, encumbrances and charges with respect to the issue thereof, will not be subject to pre-emptive rights or other similar rights of stockholders of the Purchaser, and will not impose personal liability on the holders thereof.

8.	The Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Registration Rights Agreement, and this Agreement and the Registration Rights Agreement have been duly authorised and validly executed and delivered by the Purchaser and each constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, except as rights to indemnity and contribution may be limited by applicable United States state or federal securities laws, and except as enforceability may be limited by applicable bankruptcy, insolvency, reorganisation, fraudulent conveyance, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

9.	The Purchaser has timely filed with the SEC all reports and other documents required to be filed by the Purchaser under the Exchange Act and the Securities Act and the Purchaser has timely filed or submitted to each relevant authority all reports and other documents required to filed with or submitted to such authority under other applicable United States federal and state securities laws. All filings and submissions addressed in the preceding sentence were, when filed or submitted by the Purchaser, compliant with applicable United States federal and state securities laws, including the Exchange Act and the Securities Act and the Purchaser has amended or supplemented such filings or submissions as required to maintain such compliance with applicable United States federal and state securities laws. The Purchaser has timely submitted to NASDAQ all reports and other documents required to be submitted by the Purchaser pursuant to applicable NASD rules and requirements.

10.

The execution and delivery of this Agreement and the Registration Rights Agreement, the issuance and sale of the Consideration Shares to the Vendor, the fulfilment of the terms of this Agreement and those of the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby will not (A) conflict with or constitute a violation of, or default (with or without the giving of notice or the passage of time or both) under, (i) any material bond, debenture, note or other evidence of indebtedness, or under any material lease, indenture, mortgage, deed of trust, loan agreement, joint venture or other agreement or instrument to which the Purchaser is a party or by which it or its properties are bound, (ii) the charter, by-laws or other organisational documents of the Purchaser, or (iii) any law, administrative regulation, ordinance or order of any court or governmental agency, arbitration panel or authority applicable to the Purchaser or its properties, or (B) result in the creation or imposition of any lien, encumbrance, claim, security interest or restriction whatsoever upon any of the material properties or assets of the Purchaser or the Consideration Shares or an acceleration of indebtedness pursuant to any obligation, agreement or condition contained in any material bond, debenture, note or any other evidence of indebtedness or any material indenture, mortgage, deed of trust or any other agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound or to which any of the property or assets of the Purchaser is subject. The Purchaser represents and warrants that no consent, approval, authorisation or other order of, or registration, qualification or filing with, any regulatory body, administrative agency, self-regulatory organisation, stock exchange or market, or other governmental body is required for the Purchaser’s execution and delivery of, and the performance of its obligations under this Agreement and the Registration Rights Agreement and the valid issuance of the Consideration Shares to the Vendor pursuant to this Agreement, other than such as have been made or obtained, and except for the filing with the SEC of the Registration Statement, the Purchaser Form 8-K, and the delivery to NASDAQ of the NASDAQ Listing Notice, pursuant to sub-clause 3.7 hereof.

11.	The Purchaser’s Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed on NASDAQ, and the Purchaser has taken no action designed to, or likely to have the effect of, terminating or suspending the registration of the Purchaser’s Stock under the Exchange Act or the de-listing the Purchaser’s Stock from NASDAQ. The Purchaser is and has been, at all times during the 24 months preceding the date hereof, in compliance with all applicable United States federal securities laws and the rules and regulations promulgated thereunder and all applicable United States state “blue sky” laws. There is not, and at no time during the 24 months preceding the date hereof has there been, a pending or, to the knowledge of Purchaser, threatened, investigation, action, review or proceeding by the SEC or any United States state securities regulatory authority with respect to the Purchaser, the Purchaser’s Stock or to which the Purchaser is or was a party. The Purchaser is and has been, at all times during the 24 months preceding the date hereof, in compliance with all applicable listing and maintenance requirements of the NASD and NASDAQ. The Purchaser has not, in the 24 months preceding the date hereof, received notice from NASDAQ to the effect that the Purchaser is not in compliance with the listing or maintenance requirements thereof. The Purchaser and the Purchaser’s Stock meet the criteria for continued listing and trading on NASDAQ. The Consideration Shares are eligible for registration under the Securities Act and listing on NASDAQ.

Schedule 8

(Management Employees)

Geoff Fletcher

Juha Mort

Brad Wise

Gerry Watt

Emanuel Sawyer

Schedule 9

[attached]

Schedule 9

Part 1

(Transitional Services arrangements)

The parties have agreed to enter into a Transitional Services Agreement by Completion on the terms set out in this Part I in the agreed form:

1.	Property

1.1	Licences to occupy the following properties shall be provided on such terms to include but not limited to the following:

Property:	The Saltaire Property Office space Factory building

Parties:	(1) The Vendor (2) The Purchaser

Term:	Until no later than 31 December 2006

Licence fee:	Market rent for short-term office lettings and light industrial as agreed by the parties and failing such agreement, as determined by Ellisons in Bradford acting as expert. Any determination made by Ellisons shall be final and binding

Payment date:	Monthly, in arrears

Amenities:	During the Term, the parties shall share (in proportion to space leased) all costs relating to drainage, water, gas, electricity, telephone and any other services or amenities to the Property

Outgoings:	During the Term, the parties shall share (in proportion to space leased) all rates, taxes, duties, charges and other outgoings on the Property, to include insurance on the Property

Signs	The right to place and retain in any nameboard as agreed by the parties a sign stating the Vendor’s name and business

Notice period:	None

Alterations:	None

Property:	Milton Keynes Property

Parties:	(1) Filtronic Components Limited (2) The Purchaser

Term:	Rolling basis, terminable by the Purchaser on one month’s notice

Licence fee:	The monthly license fee will equal the monthly rent payable by the Filtronic Group under the lease of the Milton Keynes Property

Payment date:	Monthly, in arrears

Amenities:	During the Term, the parties shall share (in proportion to space leased) all costs relating to drainage, water, gas, electricity, telephone and any other services or amenities to the Property

Outgoings:	During the Term, the parties shall share (in proportion to space leased) all rates, taxes, duties, charges and other outgoings on the Property, to include insurance on the Property

Notice period:	1 month (from the Purchaser)

Alterations:	None

Property:	East Kilbride Property

Parties:	(1) Comtek (2) The Purchaser

Term:	The period from Completion until 30 September 2006

Licence fee:	Free of charge

Payment date:	N/A

Amenities:	During the Term, the parties shall share (in proportion to space leased) all costs relating to drainage, water, gas, electricity, telephone and any other services or amenities to the Property

Outgoings:	During the Term, the Parties shall share (in proportion to space leased) all rates, taxes, duties, charges and other outgoings on the Property, to include insurance on the Property

Notice period:	None

Alterations:	None

Property:	The Stewarton/Carrick property

Parties:	(1) Comtek (2) The Purchaser

Term:	The period from Completion until 31 January 2007

Licence fee:	Free of charge

Payment date:	N/A

Amenities:	During the Term, the parties shall share (in proportion to space leased) all costs relating to drainage, water, gas, electricity, telephone and any other services or amenities to the Property

Outgoings:	During the Term, the Parties shall share (in proportion to space leased) all rates, taxes, duties, charges and other outgoings on the Property, to include insurance on the Property

Notice period:	None

Alterations:	None

2.	Office Facilities

The following services are to be provided by the Vendor to the Purchaser in respect of the Saltaire Property:

Services:	Canteen Cleaning Reception Security Telephone Post and other office facilities

Term for provision of Services:	6 months from Completion

Cost for the provisions of Services:	The parties shall share the proportionate annual cost of the provision of the Services to the Vendor in proportion to “headcount” on the Saltaire Property

Payment date:	Monthly

Subscriptions/library services:	To be provided on an “as ordered” basis at cost

3.	Support Services

The following services are to be provided by the Vendor to the Purchaser in respect of the Saltaire Property:

Services:	Health and Safety Support IT Support HR

Term for provision of Services:	6 months from Completion

Cost for the provisions of Services:	Recovery of time and material costs basis

Payment date:	On invoice

4.	Information Technology

The following services are to be provided by the Vendor to the Purchaser in respect of the Saltaire Property:

Services:	All hardware (including any relevant servers that are not assigned to the Purchaser in accordance with paragraph 7 below)

Term for provision of Services:	6 months from Completion

Cost for the provisions of Services:	The parties shall share the proportionate annual cost of the provision of the Services to the Vendor in proportion to “usage”

Payment date:	On invoice

5.	Software

(Subject to any applicable third party consents) the following services are to be provided by the Vendor to the Purchaser in respect of the Saltaire Property:

Services:	Software and programmes Databases Communication systems (including web-site, web-site links and email)

Term for provision of Services:	6 months from Completion

Cost for the provisions of Services:	The parties shall share the proportionate annual cost of the provision of the Services to the Vendor in proportion to “usage”

Payment date:	On invoice

6.	Contracts

(Subject to any applicable third party consents) the following contracts are to be assigned by the Vendor Group to the Purchaser on the following terms:

Vehicle Leases:	Existing vehicle leases in respect of those vehicles used by the Transferred Employees in the course of their employment and any other vehicles

Costs:	The Purchaser shall pay all costs and/or charges in respect of those vehicle leases and shall indemnify and keep the Vendor indemnified in respect of any such costs and/or charges paid by the Vendor under such vehicle leases from Completion

(In respect of T Mobile) either new contracts will (subject to any applicable third party consents) be entered into by the Purchaser or the existing contracts will be assigned to the Purchaser on the following terms:

T Mobile Contracts:	New contracts shall be entered into by the Purchaser/existing contracts assigned to the Purchaser in respect of mobile phones and blackberries used by the Transferred Employees in the course of their employment

Costs:	The Purchaser shall indemnify the Vendor and keep the Vendor indemnified in respect of any such costs and/or charges paid by the Vendor under such T Mobile Contracts from Completion

7.	Servers

Ownership of the servers will be transferred to the Purchaser in a manner which reflects the use of such servers in the operation of the Wireless Infrastructure Business prior to Completion.

General

Generally the Parties will cooperate between the date of this Agreement and Completion on other transitional issues which may arise between the Filtronic Group on the one hand and the Target Companies and the Purchaser on the other, to the intent that (subject always to the other provisions of this Agreement and to appropriate agreements on costs) the Transitional Services Agreement covers matters of a transitional nature necessary to enable the Purchaser Group to conduct the Wireless Infrastructure Business in the manner carried on prior to Completion, pending the integration of that business into the business of the Purchaser Group.

PART 2

(PATENT LICENCE, THE TRADE MARK LICENCE AND ASSIGNMENT

AND THE SOFTWARE SHARING AGREEMENT)

The parties have agreed to enter into the Patent Licence, the Trade Mark Licence and Assignment and the Software Sharing Agreement on terms including but not limited to those contained within this Part II. The Vendor shall prepare the draft of the relevant documents for review by the Purchaser.

7.	Trade Marks

7.1	Registered Trade Mark and Logo

(a)	The Vendor will grant a non-exclusive, royalty free non-transferable licence to the Purchaser of the registered UK trade marks listed below (the “Filtronic Trade Marks”) for use on (i) products of the Target Companies and the Comtek Business currently on the market as at the date of Completion, and (ii) products of the Target Companies and the Comtek Business which are in the process of qualification in the Wireless Infrastructure Business as at the date of Completion. The licence term shall be for the life of those products but with a right for Vendor to terminate the licence early in the event of material breach of the licence terms (to include bringing the Trade Mark into disrepute, mis-use and other standard terms) or insolvency of the Purchaser;

Trade Mark	Number	Class
FILTRONIC	2307748	9, 37, 42

(word only)

F FILTRONIC	2307772	9, 37, 42

(device and word)

(b)	For a period of 5 years from Completion (or if less the maximum period of restriction permitted by Applicable Law) the Vendor will not use or license any third party to use the Filtronic Trade Marks in relation to a business which competes with the Restricted Business.

(c)	The Vendor will remain responsible for maintenance of the Filtronic Trade Marks during the Term of the Trade Mark Licence and will have the right (but not the obligation) to (i) defend the Filtronic Trade Marks against any claim that these infringe the rights of any third party or (ii) bring any action against any third party which is infringing the Filtronic Trade Marks (and will consult with the Purchaser where the Purchaser’s interests are affected by such action or defence).

(d)	These licence terms will include an obligation on the Purchaser not to do anything which impairs the registrations of the Filtronic Trade Mark or which debases or reduces the commercial value of the Filtronic Trade Mark; or do anything which damages or dilutes the value, reputation or goodwill in the Filtronic Trade Mark and the Purchaser shall indemnify the Vendor against any loss or damage arising from any breach of such licence terms.

7.2	Comtek Unregistered Trade Mark

The rights and title of the Vendor in the unregistered trade mark COMTEK together with any goodwill therein will be assigned by the Vendor to the Purchaser with full title guarantee.

8.	Patents/Patent Applications

8.1	Patents and Patent Applications owned by the Filtronic Group (other than Comtek)

The Filtronic Group (other than Comtek) will grant to the Target Companies a perpetual (i.e. for the duration of the right), royalty free, non-exclusive license of those patents and patent applications owned by the Filtronic Group (other than Comtek) and used in the Wireless Infrastructure Business, such license to be for use in the Wireless Infrastructure Business. In addition Filtronic agrees (for the period of 5 years from Completion) not to license these patents to any third party which (at the time of such license) is a competitor of the Purchaser Group in the Wireless Infrastructure Business.

8.2	Patents and Patent Applications owned by Comtek.

Comtek will assign to the Target Companies the patents and patent applications owned by Comtek and the Purchaser will procure that the Target Companies will license these patents back to the Filtronic Group on a perpetual (i.e. for the duration of the right), royalty free, non-exclusive basis for all fields of use (except for use in the Wireless Infrastructure Business).

8.3	Patents and Know-how used by Filtronic Comtek Oy under licence from LK Products Oy

(a)	Prior to Completion Filtronic Comtek Oy will grant to Vendor a royalty-free sub-licence of its rights under a Licence Agreement from LK Products Oy dated 6 September 2005 (“Head Licence”) for the duration of the term of Filtronic Comtek Oy’s rights under the Head Licence.

(b)	Clause 10.1 of the Head Licence expressly permits Filtronic Comtek Oy to sublicence “all or any part of the benefit of, or its rights or benefits under” the Head Licence to an affiliate of Filtronic Comtek Oy without the need to obtain consent from LK Products Oy.

9.	Unregistered Design Rights

9.1

Unregistered design rights generated by employees of the Comtek Business (and unregistered design rights at the product level generated by employees of the Filtronic Group and used exclusively in the Wireless Infrastructure Business) will be assigned to the Target Companies and will be licensed back to the Filtronic Group (on a perpetual (i.e. for the duration of the right), royalty free, non-exclusive basis) for all fields of use (except for use in the Wireless Infrastructure Business).

9.2	Unregistered design rights generated by employees of the Filtronic Group (other than employees of the Comtek Business) prior to Completion and used in the Wireless Infrastructure Business will be licensed by the Filtronic Group to the Target Companies on a perpetual (i.e. for the duration of the right), royalty free, non-exclusive basis for use in the Wireless Infrastructure Business.

10.	Software

10.1	Felix (Manufacturing, process control, collects test data) Originated by David Barry (Filtronic Comtek (UK) Ltd.). This software (including object code and source code) shall be assigned (subject to existing encumbrances disclosed to the Purchaser) to the Purchaser (with the right for the Purchaser to grant sub-licences to Purchaser Group Companies) and the Purchaser shall simultaneously grant to the Vendor a perpetual, non-exclusive, royalty free licence to use the object code and source code of the Felix software and any improvements thereto (and to sub-licence such rights to other members of the Filtronic Group).

10.2	RFD Program (analysis tool) Developed by David Lynch. This software is owned by Filtronic Comtek, Inc and will be retained by Filtronic Comtek Inc. The Purchaser shall procure that Filtronic Comtek, Inc grants to the Vendor a perpetual, non-exclusive, royalty free licence to use the object code and source code of the RFD software and any improvements thereto (and to sub-licence such rights to other members of the Filtronic Group).

10.3	Networks (design, synthesising and analysis tool). Originated by Filtronic Components Ltd (Richard Parry). This software shall be retained by the Vendor and the Vendor shall grant to the Purchaser a perpetual, royalty free licence to use the object code and source code of the Networks software and any improvements thereto (and to grant sub-licences to Purchaser Group Companies) in the Restricted Business only. The Vendor agrees not to grant any sub-licence to use the Networks software to any third party which (at the time of such grant) is a competitor of the Purchaser Group in the Wireless Infrastructure Business.

Schedule 10

(Antitrust Conditions and Undertakings)

A	Antitrust Conditions

Completion of the sale and purchase of the Shares and the Assets (the “Acquisition”) shall also be conditional on satisfaction of the following conditions:

1.	in the event that the Office of Fair Trading asserts jurisdiction over the Acquisition, it being indicated (in terms satisfactory to the Purchaser) that neither the Acquisition nor any matter arising from it will be referred to the Competition Commission in the United Kingdom; and

2.	the Finnish Competition Authority (Kilpailuvirasto in Finnish; the “FCA”) having informed the Purchaser, by decision or otherwise, that the contemplated concentration described in the Agreement does not fall within the scope of the Finnish merger control rules set out in Chapter 3a of the Finnish Act on Competition Restrictions (Laki kilpailunrajoituksista in Finnish, 27.5.1992/480, as amended); or

3.	the FCA having issued a decision to the effect that the contemplated concentration described in the Agreement has been cleared (on terms that are reasonably satisfactory to the Purchaser); or

4.	the maximum one-month waiting period having expired without the Purchaser having been informed by a decision of the FCA that the FCA has entered or intends to enter into an in-depth investigation of the contemplated concentration described in the Agreement; or

5.	the maximum one-month waiting period having expired without the Purchaser having been informed by either the FCA or the Market Court that the FCA has submitted or intends to submit a proposal to the Market Court to prohibit the contemplated concentration described in the Agreement; and

6.	the German Federal Cartel Office (Bundeskartellamt in German; the “FCO”) notifying the parties that the conditions for a prohibition under Section 36 paragraph 1 of the German Act Against Restrictions of Competition (“GWB”) are not satisfied; or

7.	the FCO clearing the notified concentration by a formal decision (Verfügung in German); or

8.	expiration of the applicable waiting periods defined in Section 40 GWB; or

9.	the FCO not prohibiting the notified concentration within a period of four months from the receipt of the complete notification, unless the conditions of Section 40 paragraph 2, third sentence, No. 1, 2 or 3; and

10.	all waiting periods (including any extensions) under the Hart Scott Rodino Antitrust Improvements Act 1976, as amended, (and the rules and regulations promulgated thereunder) applicable to the Acquisition having expired or been terminated; and

11.	in so far as the Acquisition (or any part of it) falls to be examined by the European Commission pursuant Article 22(1) of Regulation 139/2004 and/or in so far as the Purchaser becomes aware within 30 days of the date of this Agreement that the Acquisition (or any part of it) requires to be notified to any other Competition Authority such that, without such notification or examination, Completion would be unlawful or otherwise prohibited or restricted under the laws of that jurisdiction:-

11.1	all consents and approvals of any such Competition Authority having been obtained either unconditionally or subject to such conditions, obligations, undertakings or modifications as shall be acceptable to the Purchaser; or

11.2	all applicable mandatory waiting periods in connection with any such filings, submissions or notifications having expired or been terminated.

B	Antitrust Undertakings

1.	Without prejudice to the generality of their respective obligations under clause 2.2 of this Agreement, the Vendor and the Purchaser shall use all reasonable efforts to co-operate with each other in all relevant jurisdictions in connection with fulfilling the conditions set out in this Schedule which co-operation shall include, but not be limited to:

1.1	respectively co-operating with each other to ensure that all information necessary or desirable for the making of (or responding to any requests for further information consequent upon) any notifications or filings (including draft versions) made in respect of this Agreement or any related transactions (including, but not limited to, any such notifications or filings required in order to fulfil the conditions set out in this Schedule) is supplied promptly to the party dealing with such notifications and filings and that they are properly, accurately and promptly made;

1.2	notifying the other, and providing copies, in a timely fashion of any communications from any Competition Authority in relation to obtaining any relevant consent, approval or action;

1.3	where reasonably requested by the other, providing the other (or, where appropriate for confidentiality reasons, legal advisers nominated by the other) with draft copies of all submissions and communications to relevant Competition Authorities in relation to obtaining any relevant consent, approval or action (excluding communications of an administrative nature) at such time as will allow the other a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent to such relevant Competition Authorities and taking into account any such comments as are reasonable;

1.4	providing the other (or, where appropriate for confidentiality reasons, legal advisers nominated by the other) with non-confidential copies of all submissions and communications in substantially the form sent to relevant Competition Authorities in relation to obtaining any relevant consent, approval or action; and

1.5	where reasonably requested by the other, and where permitted by the relevant Competition Authority, allowing persons nominated by the other to attend all meetings with relevant Competition Authorities and, where appropriate, to make oral submissions at such meetings.

Schedule 11

(Non-Transferred Employees)

List in the agreed form.

Schedule 12

(Transferred Employees)

[attached]

Schedule 13

(Excluded Assets)

Cash

Amounts owed to Comtek by members of the Filtronic Group (other than in respect of intercompany trading in the ordinary course of business)

Freehold properties at East Kilbride and Carrick, Scotland (and all fixtures and fittings thereon)

The Retained Properties

Office equipment and furniture used by Non-Transferred Employees

Such IT servers as are not transferred to the Purchaser in accordance with Schedule 9

Fixtures and fittings at all Retained Properties and at the freehold properties listed above

Schedule 14

(Retained Liabilities)

Liabilities not relating to the Wireless Infrastructure Business

Liabilities arising under the DB Scheme

Liabilities relating to the Excluded Assets and the Non-transferred Employees

Amounts owed by Comtek to members of the Filtronic Group (other than in respect of intercompany trading in the ordinary course of business)

Tax (other than PAYE and NIC)

Liabilities relating to Third Party Borrowing

(Subject to the provisions of clause 21.5), liabilities relating to any Contract which is not a Comtek Contract

Any liability that any member of the Filtronic Group has to the Purchaser pursuant to the terms of this Agreement

Schedule 15

(Property Provisions)

1.	Interpretation

In this Schedule the following words and expressions have the following meanings:-

“Charges”	means the charge dated 2 March 2001 in favour of Barclays Bank plc and debenture dated 17 February 2004 in favour of Barclays Bank plc

“Freehold Property”	means the property know as land and buildings on the south east side of Station Road, Four Ashes, Wolverhampton WV10 7DB being land comprised in title number SF315164

“Standard Conditions”	means the Standard Conditions of Sale (Third Edition) and Standard Condition is to be interpreted accordingly

“Transfer”	means the conveyance of the Freehold Property

2.	Title

2.1	Title to the Freehold Property consists of office copies of the entries on the registers at the Land Registry and the Filed Plan under the Title Numbers specified in this schedule.

2.2	Title to the Freehold Property and copies of the documents mentioned in this Schedule having been deduced to the Purchaser prior to the date of this Agreement, the Purchaser acknowledges it has investigated and accepted such title and documents and will raise no objection or requisition in respect of such title and documents.

2.3	The following are “incumbrances mentioned in the agreement” for the purposes of Standard Condition 3.1.2(a):-

(i)	the rights, covenants, easements and other matters contained or referred to in the registers of the Title Numbers specified in this schedule.

(ii)	the subjections referred to in paragraph 3 of this Schedule.

3.	Subjections

3.1	The Freehold Property is sold subject to but where appropriate with the benefit of:-

(a)	all local land charges, whether or not registered before the date of this Agreement and all matters capable of registration as local land charges, whether or not actually registered;

(b)	all notices served and orders, demands, proposals or requirements made by any local or any public authority before the date of this Agreement and disclosed to the Purchaser in writing;

(c)	all actual or proposed orders, directions, notices, charges, restrictions, conditions, agreements and other matters arising under any statute affecting the Properties;

(d)	all rights of way, drainage, watercourses, light or other easements, or quasi or reputed easements, and rights of adjoining owners affecting the Properties, and all liability to repair or covenants to repair roads, pavements, paths, ways, passages, sewers, drains, gutters, fences and other like matters.

4.	Capacity and Modification of Implied Covenants

4.1	Comtek sells the Freehold Property with full title guarantee, subject to the provisions of this paragraph.

4.2	The covenant implied on the part of Comtek by sections 3 and 4 of the Law of Property (Miscellaneous Provisions) Act 1994 is limited so that Comtek’s liability does not extend to any matters or categories of matters to which the Freehold Property is expressly made subject pursuant to this Agreement and the Transfer has effect accordingly.

4.3	The title guarantee given in paragraph 4.1 is varied to the extent that the words “at his own cost” in the covenant implied by section 2(1)(b) of the Law of Property (Miscellaneous Provisions) Act 1994 are replaced by the words “at the Purchaser’s cost”.

5.	Completion of the Freehold Property

5.1	The Freehold Property is sold with vacant possession on completion and free of the Charges.

5.2	Completion of the Freehold Property will take place at the offices of Comtek’s Solicitors on the Completion Date and Standard Condition 6.1.1 shall be read accordingly.

6.	Insurance

Comtek has no duty of care to protect and secure the Freehold Property which is at the risk of the Purchaser from the date of this Agreement. Standard Conditions 5.1.1 and 5.1.2 do not apply.

7.	Standard Conditions - Amendments

7.1	The provisions of this Schedule are deemed to incorporate the Standard Conditions with such amendments (including the use of capital letters) as are necessary to make the Standard Conditions referable to this Schedule. If there is any conflict between the Standard Conditions and the express provisions of this Schedule, this Schedule prevails.

7.2	Standard Conditions 1.4, 3.2.3, 3.4, 4.3.2, 6.7(a), and 8.3.4 do not apply.

7.3	Standard Condition 3.1.2 is amended as follows:-

(a)	Standard Condition 3.1.2(d) reads:-

“entries made before the date of the contract in any public register except mortgages and charges protected by such entries in registers maintained by The Land Registry or its Land Charges Department or by Companies House.”

7.4	In Standard Condition 4.5.4(a) the words “(but by way of indemnity only and not further or otherwise) to observe and perform the obligations and to indemnify the Vendor against all costs, expenses, losses, demands, actions, liabilities, claims or proceedings whatsoever in respect of any future breach, non-performance or non-observance of such obligation” are deemed to be substituted for the words “to indemnify Comtek against liability for any future breach of the obligation and to perform it from then on.”

8.	Transfers

The Purchaser will covenant (and if there is more than one person included that expression they will covenant jointly and severally) with Comtek in the Transfer of the Freehold Property that with the object of affording to Comtek a full indemnity in respect of any breach of them (but not further or otherwise) the Purchaser will at all times thereafter perform and observe those covenants, conditions, agreements, declarations and other provisions contained, referred to, in or arising under the registers of the relevant Title Numbers of the Freehold Property and any deeds or documents noted or referred to in them and in all cases will keep Comtek indemnified from and against all proceedings, costs, claims, damages, liabilities or loss (whether incurred as original contracting party or indemnifying party) in respect of any breach of non-observance of them.

8.1	The Purchaser:-

(a)	will lodge or procure that there is lodged at The Land Registry an application to have the Purchaser registered as proprietor of the relevant Property where requisite and promptly deal with the requirements of The Land Registry in connection with such application including (but without prejudice) the payment of all fees and will procure that following completion of such registration an official copy of the register is sent to Comtek’s Solicitors; and

(b)	without prejudice to any other provision of this Agreement will indemnify Comtek from and against all costs, expenses, losses, demands, actions, liabilities, claims, proceedings or damages in any way arising from any breach or non-observance of the failure by the Purchaser to be registered as proprietor at The Land Registry of the relevant Property provided such failure is not caused or contributed to by Comtek.

Executed as a Deed (but not	)
delivered until the date	)
appearing at the head of	)	/s/ J. DAVID RHODES
page 1) by Filtronic plc	)	Group Chief Executive Officer
acting by:	)
Director

Director/Secretary
Executed as a Deed (but not	)
delivered until the date	)
appearing at the head of	)
page 1) by Filtronic Comtek	)	/s/ J. DAVID RHODES
(UK) Limited	)	Group Chief Executive Officer
acting by:	)
)
Director

Director/Secretary
Executed as a Deed (but not	)
delivered until the date	)
appearing at the head of	)	/s/ RONALD J. BUSCHUR
page 1) by Powerwave	)	President and Chief Executive Officer
Technologies, Inc.	)
acting by:	)
Director

Director/Secretary